24-10034



As filed with the Securities and Exchange Commission on January 17, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

Exhibit Index 99

VALLEY BANCORP
(Exact name of issuer as specified in its charter)

NEVADA	**6712**	**88-0493760**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

370 N. Stephanie Street, Henderson, Nevada 89014 (702) 436-1515
(Address and telephone number of principal executive offices and principal place of business)

BARRY L. HULIN
President and Chief Executive Officer
3500 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 221-8600
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
1420 Fifth Avenue, 33rd Floor
Seattle, Washington 98101-2390

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Valley Bancorp are as follows. The residence and business addresses of such persons are provided below.

Name	Residence Address	Business Address
(a) Directors		
George A. Brizendine	3118 Loma Vista Las Vegas, NV 89120	3650 S. Eastern Ave., Suite 330 Las Vegas, NV 89109
Don Hamilton	3418 S. Seneca Drive Las Vegas, NV 89109	Same
Mary Hausch	1139 South Fifth Place Las Vegas, NV 89104	4505 Maryland Parkway Las Vegas, NV 89154
Barry L. Hulin	9425 San Laguna Ct. #104 Las Vegas, NV 89134	370 North Stephanie Street Henderson, NV 89014
Thomas J. Krob	1553 Champion Hills Lane Las Vegas, NV 89134	7151 Cascade Valley Ct., Ste. 200 Las Vegas, NV 89128
James A. McKellar	3221 Montecito Drive Las Vegas, NV 89120	3340 S. Topaz, Suite 240 Las Vegas, NV 89121
Robert O'Connell	7225 Montecito Circle Las Vegas, NV 89120	Same
Dick Rottman	265 Brunswick Mill Rd. Reno, NV 89511	3301 So. Virginia, Ste. 201 Reno, NV 89502
William E. Snyder	2270 Buckingham Ct. Henderson, NV 89014	709 Valle Verde Court Henderson, NV 89014
Dan H. Stewart	95 Wagon Box Rd. Henderson, NV 89012	875 W. Warm Springs Rd. Henderson, NV 89015
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102	2301 West Charleston Blvd. Las Vegas, NV 89102
(b) Executive Officers		
Steve Gilbert	84 Huntfield Dr. Henderson, NV 89074	370 North Stephanie Street Henderson, NV 89014
Dick Holtzclaw	4840 Summerhill Rd. Las Vegas, NV 89121	370 North Stephanie Street Henderson, NV 89014

Name	Residence Address	Business Address
Barry L. Hulin	9425 San Laguna Ct. #104 Las Vegas, NV 89134	370 North Stephanie Street Henderson, NV 89014

(c) Not Applicable.

(d) and (e) Principal Shareholders

Name	Residence Address	Business Address
James Koehler	39074 Edgewood Lane Aberdeen, SD 57401	415 N. Fourth Street Aberdeen, SD 57402
James A. McKellar	3221 Montecito Drive Las Vegas, NV 89120	3340 S. Topaz, Suite 240 Las Vegas, NV 89121
Kenneth M. Hamilton	3890 Nobel Dr. #1503 San Diego, CA 92122-4119	Same

(f) Promoters

Name	Residence Address	Business Address
Ned Bearden	1905 Realeza Ct. Las Vegas, NV 89102	2314 S. Western Ave. Las Vegas, NV 89102
Ramona J. Steen Belote	1299 Prospect St. LaJolla, CA 92037	3860 Riviera Drive, #102 San Diego, CA 92109
Harold Boyer	Deceased	--
George A. Brizendine	3118 Loma Vista Las Vegas, NV 89120	3650 S. Eastern Ave., Suite 330 Las Vegas, NV 89109
Don Hamilton	3418 S. Seneca Drive Las Vegas, NV 89109	Same
Mary E. Hausch	1139 South Fifth Place Las Vegas, NV 89104	4505 Maryland Parkway Las Vegas, NV 89154
Thomas J. Krob	1553 Champion Hills Lane Las Vegas, NV 89134	7151 Cascade Valley Ct., Ste. 200 Las Vegas, NV 89128
Christopher S. McKellar	1219 Coast Blvd. #5 LaJolla, CA 92037	12526 High Bluff Dr., Suite 100 San Diego, CA 92130
James A. McKellar	3221Montecito Drive Las Vegas, NV 89120	3340 S. Topaz, Suite 240 Las Vegas, NV 89121
Robert E. O'Connell	7225 Montecito Circle Las Vegas, NV 89120	Same

Name	Residence Address	Business Address
Henry & Margarete Sandstede	8275 El Paseo Grande LaJolla, CA 92037	Same
William E. Snyder	2270 Buckingham Ct. Henderson, NV 89014	709 Valle Verde Court Henderson, NV 89014
Dan H. Stewart	95 Wagon Box Rd. Henderson, NV 89012	875 W. Warm Springs Rd. Henderson, NV 89015
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102	2301 West Charleston Blvd. Las Vegas, NV 89102
David F. Welles	1341 Imperial Drive Henderson, NV 89052	2480 E. Tompkins Ave., Suite 222 Las Vegas, NV 89121
John R. and Sally J. Wible	760 Fourth Street Encinitas, CA 92024	Same

(g) **Affiliates of the Issuer.** Valley Bank is a wholly-owned subsidiary of Valley Bancorp.

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390 has advised the Issuer in connection with certain banking and securities aspects of the offering. Stephens, Gourley & Bywater, 3636 N. Rancho Drive, Las Vegas, Nevada 89130, has advised the Issuer in connection with certain matters related to Nevada law in connection with the offering, including the shares to be issued in the offering.

(i) – (m) Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders, such shareholders will be offered an opportunity to participate in the offering, although the Company has discretion not to offer shares to existing shareholders who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. . The issuer intends to offer shares, pursuant to state exemptions for offers and sales to existing shareholders, in the states of Alaska, Florida, Hawaii, Illinois, Indiana, Iowa, Massachusetts, Texas, Virginia, and Washington. The issuer intends to offer shares to existing shareholders in Pennsylvania and Wisconsin pursuant to state limited offering exemptions, and in South Dakota pursuant to an application for Regulation A exemption. The issuer intends to offer shares to existing shareholders and new shareholders in Nevada pursuant to Registration by Coordination, and in California pursuant to a Qualification by Coordination. The Issuer will also offer shares to new shareholders, who may reside in the listed states or other states. All offers and sales will be accomplished in accordance with applicable state securities laws. The shares will be offered on a best-efforts basis by Barry Hulin, President and Chief Executive Officer of the Issuer, who will receive no bonuses, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

No unregistered securities have been issued by the Issuer, predecessor or affiliated issuer within the past year, other than shares that were issued by the Issuer pursuant to the exercise of stock options under the 1999 Nonqualified Stock Option Plan ("NQ Plan"). Valley Bancorp issued the following shares of common stock within the past year pursuant to exercise of stock options under the NQ Plan:

Don Hamilton - 2,750 shares at $8.00 per share (03/01/02)
William E. Snyder - 2,750 shares at $8.00 per share (11/15/02)
Christopher S. McKellar – 2,750 shares at $8.00 per share (12/05/02)

The basis for computing the consideration for which the above shares were issued was the exercise price for the options exercised, pursuant to the terms of the NQ Plan. Such issuances were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, and are thus exempted from the registration requirements of such Act by virtue of Rule 701.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

370 N. Stephanie Street
Henderson, NV 89014
(702) 436-1515
www.vbnv.com

A Maximum of $4,000,000
(320,000 Shares at $12.50 Per Share)
(No Minimum Offering Amount)

Valley Bancorp is offering up to 320,000 shares of its common stock to our shareholders and the general public at $12.50 per share. The offering will commence on ___________, 2003, and will terminate on ___________, 2003, unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for new shareholders is 800 shares ($10,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $4,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- We have arbitrarily established the offering price at $12.50 per share, based on a variety of factors considered by our board of directors (see "TERMS OF THE OFFERING – The Offering Price" for a description of the factors considered).

Investment in the shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER. THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$12.50	$-0-	$12.50
Maximum Offering	$4,000,000	$-0-	$4,000,000

(1) The offering price for the shares has been determined by Valley Bancorp based upon various factors. See "RISK FACTORS."

(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by certain directors and executive officers of Valley Bancorp and no commissions will be paid on sales. See "TERMS OF THE OFFERING."

(3) Before deducting estimated expenses of the offering of approximately $60,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Valley Bancorp. The Company anticipates that proceeds will be contributed to Valley Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is _________, 2003.

TABLE OF CONTENTS

The securities offered by means if this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered	320,000 Shares
Common Stock to be Outstanding After the Offering	1,758,130 shares, assuming all offered shares are purchased.
Minimum Subscription	New shareholders must subscribe for at least 800 shares. There is no minimum requirement for existing shareholders. See "TERMS OF THE OFFERING."
Price	$12.50 per share
Use of Proceeds	To support anticipated growth, of Valley Bank, and for general working capital purposes. See "USE OF PROCEEDS."
Special Factors to be Considered	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on _________, **2003** and will continue until __________, **2003** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first served" basis. Among other things, the offering will allow persons residing or working in our market area, including the areas served by our new Pahrump and Las Vegas branches, an opportunity to become shareholders, as well as customers.

New shareholders must purchase a minimum of 800 shares ($10,000). There is no minimum purchase requirement for existing shareholders.

Subject to any applicable regulatory approvals, availability of shares, and the discretion of the board of directors, there is no maximum investment limit.

We reserve broad discretion in determining whether to sell shares to any particular person, whether an existing shareholder or a new shareholder. See "TERMS OF THE OFFERING – Broad Company Discretion."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis through our President and Chief Executive Officer. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Valley Bancorp

Valley Bancorp is a Nevada state-chartered bank holding company formed in May 2001 primarily to hold all of the common stock of Valley Bank, a Nevada chartered bank that commenced operations in October 1998. Valley Bancorp is headquartered in Henderson, Nevada, a suburb of Las Vegas, and has opened branches in Pahrump, Nevada, and most recently, in Las Vegas, Nevada in October 2002.

At September 30, 2002, we had consolidated total assets of approximately $140.41 million, consolidated total liabilities of approximately $129.27 million, total net loans of approximately $106.64 million, total deposits of approximately $128.42 million, and shareholders' equity of approximately $11.14 million.

Through Valley Bank, Valley Bancorp provides a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; the investment of excess funds in the purchase of federal funds, U.S government and agency obligations, and state, county and municipal bonds; and other financial services usually handled for customers by commercial banks. See "BUSINESS."

Valley Bank maintains a web site at www.vbnv.com, which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions through Valley Bank's "Valley eBank."

RISK FACTORS

An investment in the shares being offered involves certain risks, including those described below. There are many risks inherent in any business enterprise; the risks described below are risks that are unique to our business and our market.

We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares

We have established the offering price of $12.50 per share based solely on our belief of the fair market value of the shares. The offering represents a multiple of 1.6 times the book value of the shares as of September 30, 2002. We most recently granted options under our 1999 Employee Stock Option Plan on February 28, 2001; the exercise price of those options, adjusted for a subsequent stock split, is $9.54 per share. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the shares or in the determination of the offering price. For a description of the factors considered by our board establishing the offering price, see "TERMS OF THE OFFERING – The Offering Price."

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth

We have not set a minimum number of shares that must be sold in the offering in order for the offering to close. No escrow arrangements have been made with respect to the Offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Broad Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 320,000 shares will be sold, or that any particular amount of shares will be sold. If the Offering is subscribed at significantly less than the maximum, our ability to support our future growth (see "USE OF PROCEEDS") will be affected.

We have a limited history of operations, and we cannot assure that our growth will continue

Valley Bank commenced operations on October 8, 1998, and our relatively brief operating history is still insufficient to evaluate our long-term performance. Valley Bancorp's net income for the first nine months of 2002 was impacted by an approximately $1.11 million charge off of a loan, taken in the second quarter. See "BUSINESS – Legal Proceedings" and MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS – Results of Operations." Although Valley Bank's performance, as measured by growth in total assets and deposits, has been favorable through the period ended September 30, 2002, there can be no assurance that such growth will continue.

Our primary market area is subject to unpredictable economic conditions, and a downturn in that area could adversely affect our profitability and future growth

Nevada continues to rebound from the 2001 recession and the aftermath of the September 11th attack. Clark County (Las Vegas) is growing slowly in employment, and the unemployment rate has improved slightly to 5.8% (slightly better than the national average). Taxable sales and gaming revenue continue to be down from last year. Gaming revenue is down 9% (as of June 30, 2002) from the previous year. In light of the fact that in June 2001 the economy was already showing signs of a slowdown, the decrease is even more drastic than it appears.

Passenger volume as of July 2002 was down 10.4% from the previous year. Commercial permits in Clark County were also down 8% as of June 2002. It is generally believed that many visitors previously flying to Las Vegas are now driving to the area. This theory may explain why Reno, Nevada volume was up over the previous year, as visitors that would normally fly to Las Vegas from Northern California may be driving to Reno.

Future economic growth on either the local or national level is problematic at the present time. The local economy is very dependent on services and industries related to tourism and gaming, and a downturn in the national economy could have a significant adverse effect. Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, acts of terrorism and other factors beyond the control of Valley Bank may adversely affect its profitability.

We have a high concentration of loans secured by real estate, which makes us more vulnerable if there is a downturn in that sector of the economy

A significant portion of Valley Bank's loans are secured by real estate. At September 30, 2002, Valley Bank had a concentration of loans secured by real estate representing 77.7% of the loan portfolio. Of the loans secured by real estate, approximately:

- 46.6% are commercial real estate;
- 17.5% are construction loans; and
- 8.4% are secured by land.

Valley Bank's loan policy allows advances against the value of commercial properties up to 80% of appraised value, however, the majority of the loans are limited to a 75% advance. Loans against vacant land are limited to a 65% advance against the appraised value of the land, however, substantially all of the loans secured by raw land are presently limited to a 50% advance.

These real estate-secured loans are 62% concentrated in the Las Vegas/Henderson, Nevada area. A downturn in the local economy could have both a material adverse effect on borrower's ability to repay these loans, as well as the value of the real property held as collateral. See "BUSINESS – Lending Activities."

Approximately 9.9% of Valley Bank's outstanding loans (8.4% of committed loans) are made to borrowers outside the State of Nevada, and secured by real property outside the State. These real estate loans are located in California and Arizona. See "BUSINESS – Lending Activities." Such loans can be more difficult than locally secured loans to evaluate and administer, and can result in additional costs (such as legal fees) associated with nonperforming loans.

You may have difficulty selling your shares, as there is little trading activity

There is no current trading market for the shares, and it is unlikely that an established market for the shares will develop in the near future. Valley Bancorp presently does not intend to seek listing of the shares on any securities exchange, or quotation on the NASDAQ interdealer quotation system. It is not known whether significant trading activity will take place for several years, if at all. Accordingly, subscribers should consider this as a long-term investment. See "VALLEY BANCORP – Market for Common Equity and Related Stockholder Matters."

Fluctuating interest rates can adversely affect our profitability, and recent declining interest rates have narrowed our profit margins

Valley Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. Most recently, declining rates have narrowed the interest rate margins for many financial institutions as interest rates have fallen and competition for loans and deposits has increased. Valley Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control.

There is intense competition in our market area, and we cannot assure that we will be able to successfully compete

Commercial banking is a highly competitive business. Valley Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Las Vegas and its environs and elsewhere, for loans and deposits. Valley Bank is subject to substantial competition from other financial institutions in the market area. In certain aspects of its business, Valley Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Valley Bank and some of which have financial resources greater than those of Valley Bank. See "VALLEY BANK – Market Area and Competition."

You will not likely receive cash dividends on the shares

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of our subsidiary. Our ability to pay dividends in the future will depend primarily upon the earnings of Valley Bank and its ability to pay dividends to Valley Bancorp. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION – Distributions."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on _________, **2003** and will terminate on ________, **2003.** We may, in our sole discretion, determine to terminate the offering earlier than ___________, **2003,** or to extend it, for up to 30 additional days following that date.

New shareholders must subscribe for a minimum of 800 shares ($10,000). There is no minimum subscription requirement for existing shareholders.

Subject to any applicable regulatory approvals, availability of shares, and the discretion of our board of directors, there is no maximum investment limit.

The offering will be conducted on a "first-come-first-served" basis.

The Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $12.50 per share. In determining that the sales price represents the fair market value of the shares being offered, the board took the following factors into account: the historical earnings of Valley Bank since its opening; Valley Bancorp's and Valley Bank's future prospects; the book value per share of Valley Bancorp's outstanding common stock; recent sales prices of Valley Bancorp's common stock in transactions between individuals; the per-share offering price in Valley Bank's stock offering in May 2000; and the sales prices in stock offerings by other similarly situated financial institutions

The board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares. See "RISK FACTORS – We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See " – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to regulatory approval.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. We may, **in our absolute discretion, reject a subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is a bank customer, or a resident of Valley Bank's primary marketing area;
- Whether or not the subscriber is a resident of the State of Nevada, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents; and
- The number of shares the subscriber has subscribed for. Among other reasons, we may consider this factor in connection with sale to new shareholders due to our current desire to limit the number of our shareholders to less than 500, so that we are not subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934.

Subject to our absolute discretion, and the factors described above, if there are no countervailing considerations, we will attempt to honor subscriptions on a "first-come, first-served" basis.

Possible Regulatory Filings – Ownership of 10% or More of Valley Bancorp Shares

As noted above, there is no maximum investment limit in the offering. Potential subscribers should note that regulations adopted by the Federal Reserve Bank under the Federal Change in Bank Control Act require that individuals or members of a group "acting in concert" must file a notice containing confidential biographical and financial information prior to acquiring 10% or more of Valley Bancorp's outstanding voting securities. Significant monetary penalties may be imposed on those failing to comply with the Change in Bank Control Act and the related regulations.

Minimum Purchase Requirements for New Shareholders

We have established the minimum purchase requirement of 800 shares for new shareholders in order to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with very small holdings.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on __________**, 2003,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at Valley Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of Valley Bancorp by Mr. Barry Hulin, the President and Chief Executive Officer of Valley Bancorp. No commissions, fees or other remuneration will be paid to Mr. Hulin, or to any other person or entity, for selling the shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other shareholders. Our directors and executive officers presently beneficially own 333,119 shares in total (not including shares that could be purchased upon the exercise of stock options).

Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 31,300 shares, subject to availability. Assuming they purchase this number of shares, they will own in the aggregate 20.79% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options).

Certain directors of the Company were granted stock options in December 1999, in connection with the formation of Valley Bank. There are currently options outstanding for an aggregate amount of 24,750 shares in total, exercisable at $8.00 per share (adjusted for subsequent stock splits). Such options are included in the under "Security Ownership of Management and Certain Shareholders." Such options vested in January 2000, and expire on January 26, 2003. We anticipate that the directors holding such options will exercise substantially all of such options prior to their expiration.

DILUTION

Assuming Full Subscription

The net tangible book value of Valley Bancorp at September 30, 2002 was $11.14 million, or $7.78 per share. Net tangible book value per share is determined by dividing the net worth of the company (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after September 30, 2002, other than to give effect to the sale of 320,000 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at September 30, 2002 would have been $15.08 million or $8.60 per share. This represents an immediate increase in net tangible book value to present shareholders of $0.82 per share and an immediate dilution to new investors of $3.90 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$12.50
Net tangible book value per share prior to offering (1)	$7.78	
Increase in net tangible book value per share attributable to new investors	$0.82	
Pro forma net tangible book value per share after offering		$8.60
Dilution per share to new investors (2)		$3.90

---

(1) At September 30, 2002, total shareholders' equity was $11.14 million, which represents a net tangible book value of $7.78 per share. Net tangible book value per share represents Valley Bancorp's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages of Valley Bancorp to the extent that such persons do not participate in the offering.

Assuming Less than Full Subscription

The following table represents the dilution that would be experienced by new shareholders on a per-share basis, assuming that the offering is subscribed at a level equal to 75%, 50%, and 25%, respectively, of the maximum offering amount of 320,000 shares:

	Percent of maximum offering proceeds		
	75%	50%	25%
Number of Shares offered or assumed to be sold	240,000	160,000	80,000
Gross proceeds	$ 3,000,000	$ 2,000,000	$ 1,000,000
Expenses	$ (60,000)	$ (60,000)	$ (60,000)
Net proceeds	$ 2,940,000	$ 1,940,000	$ 940,000
Net tangible book value @ 09/30/02	$ 11,139,346	$ 11,139,346	$ 11,139,346
Net proceeds from the stock offering	$ 2,940,000	$ 1,940,000	$ 940,000
Pro forma net tangible book value @ 09/30/02	$ 14,079,346	$ 13,079,346	$ 12,079,346
Number of shares outstanding @ 09/30/02	1,432,630	1,432,640	1,432,630
Number of Shares offered or assumed to be sold	240,000	160,000	80,000
Pro forma number of shares outstanding @ 09/30/02	1,672,630	1,592,630	1,512,630
Offering price per share	$ 12.50	$ 12.50	$ 12.50
Net tangible book value per share prior to offering	$ 7.78	$ 7.78	$ 7.78
Increase in net tangible book value per share attributable to new investors	$ 0.64	$ 0.43	$ 0.21
Pro forma net tangible book value per share after offering	$ 8.42	$ 8.21	$ 7.99
Dilution per share to new investors	$ 4.08	$ 4.29	$ 4.51

DIVIDEND POLICY

We currently intend to retain any earnings to help fund future growth of Valley Bank, and we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of Valley Bank to pay dividends to Valley Bancorp, which is subject to the payment of Valley Bank's expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions."

USE OF PROCEEDS

The net proceeds from the sale of shares offered, assuming that all 320,000 shares offered by means of this Offering Circular are sold, are estimated to be $4,000,000 before deducting estimated expenses of the offering of approximately $60,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to Valley Bancorp will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum proceeds of $4,000,000, or any other amount, will be attained.

The net proceeds of the offering will be utilized to support anticipated future deposit and asset growth of Valley Bank, while maintaining adequate capital levels, and none of the proceeds have been earmarked for specific purposes. The additional capital will also give Valley Bank the option of increasing its lending limits. Valley Bancorp anticipates that it will contribute all of the net proceeds of the offering to Valley Bank.

Valley Bancorp's business plan calls for moderate growth in the future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $4,000,000, our future growth will be restricted. In such event, Valley Bancorp may consider options such as additional equity financing or borrowing funds, which it would contribute to Valley Bank, to fund growth.

BUSINESS

Valley Bancorp

Valley Bancorp Financial Overview

We are a bank holding company organized under the laws of Nevada, chartered in May 2001. We had consolidated total assets of approximately $140.41 million at September 30, 2002. We are located in Henderson, Nevada, and conduct our operations through our subsidiary, Valley Bank, a Nevada state-chartered bank, which commenced operations in October 1998. We do not engage in any substantial activities other than acting as a bank holding company for Valley Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Valley Bancorp Selected Financial Information as of September 30, 2002

The following table present unaudited financial information regarding Valley Bancorp and Valley Bank updated through September 30, 2002. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Nine months ended September 30		Twelve months ended December 31			
	2002	2001	2001	2000	1999	1998[1]
RESULTS OF OPERATIONS	(In thousands, except per share data)					
Interest Income	$ 6,413	$ 6,109	$ 7,967	$ 5,581	$ 1,926	$ 257
Interest Expense	(2,399)	(3,071)	(3,907)	(3,085)	(858)	(10)
Net Interest Margin	4,014	3,038	4,060	2,496	1,068	247
Provision for credit losses	(1,397)[2]	(242)	(340)	(464)	(233)	(26)
Noninterest Income	155	145	218	89	25	2
Noninterest Expense	(2,643)	(2,378)	(3,185)	(1,984)	(1,415)	(624)
Income (loss) before income taxes	$ 129	$ 563	$ 753	$ 137	$ (555)	$ (401)
Income Tax Benefit (expense)	(38)	(54)	(96)	117	---	---
Net Income (loss)	$ 91	$ 509	$ 657	$ 254	$ (555)	$ (401)
Earnings (loss) Per Share[3]						
Basic	$ 0.06	$ 0.36	$ 0.46	$ 0.20	$ (0.60)	$ (0.43)
Diluted	$ 0.06	$ 0.35	$ 0.45	$ 0.20	$ (0.60)	$ (0.43)
Book Value per share	$ 7.78	$ 7.62	$ 7.72	$ 7.25	$ 6.34	$ 6.88

FINANCIAL POSITION:	Nine months ended September 30 2002	Nine months ended September 30 2001	Twelve months ended December 31 2001	Twelve months ended December 31 2000	Twelve months ended December 31 1999	1998[1]
	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 5,941	$ 5,250	$ 2,674	$ 2,173	$ 1,093	$ ---
Federal Funds Sold	19,745	7,320	3,465	14,390	1,375	6,875
Investment Securities	1,006	2,757	728	3,390	3,035	---
Net Loans	106,635	87,017	92,172	64,603	29,892	2,568
Total Assets	140,409	108,687	105,476	90,609	39,202	10,318
Total Deposits	128,419	97,087	93,949	79,860	32,531	3,285
Shareholders Equity	11,139	10,894	11,038	10,348	6,490	7,006

(1) 1998 data represents activities from inception on October 8, 1998.

(2) The provision for credit losses was increased in connection with the Lakes Medical Imaging loan discussed at "BUSINESS—Legal Proceedings" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS—Asset Quality."

(3) Earnings (loss) per share information has been retroactively adjusted for a 5-for-4 stock split that was effective on February 14, 2000 and an 11-for-10 stock split that was effective on January 31, 2002.

Return on Assets and Equity

Following are performance ratios of Valley Bancorp for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999:

	Nine Months Ended September 30		Year ended December 31		
	2002	2001	2001	2000	1999
Return on average assets	0.07%	0.52%	0.66%	0.40%	(2.11%)
Return on average equity	0.81%	4.78%	6.12%	3.09%	(8.27%)
Dividend payout ratio	---	---	---	---	---
Average equity to average assets	8.98%	10.95%	10.76%	12.81%	25.47%

Employees

Valley Bank had a total of 38 full-time employees and three part-time employees at December 31, 2002. There are no separate full-time employees of Valley Bancorp.

Property

Valley Bank owns the bank headquarters building at 370 North Stephanie Street, Henderson, Nevada. In addition to the approximately 9,000 sq. ft. two-story building Valley Bank owns approximately 0.8 acres of land on which the building stands. This building and land is not subject to any mortgage or encumbrance. Valley Bank also owns the bank building, of approximately 5,700 sq. ft. at 3500 W. Sahara, Las Vegas, Nevada, and the approximately 0.6 acres on which the building stands. In connection with the purchase of the building and land located at 3500 W. Sahara, Valley Bank assumed a loan in the principal amount of $549,996.25, payable at $6,116.26 per month with a final maturity of July 1, 2013.

Valley Bank leases the branch office building, of approximately 5,700 sq. ft., at 3250 S. Highway 160, in Pahrump, Nevada. On February 1, 2001, Valley Bank entered into a lease with Joe Sladek CPCU with respect to the Pahrump branch office. The lease is for an initial term of five years with two five year options, and requires payments of $7,118.75 in 2001, $7,281.20 in 2002, $7,497.80 in 2003, $7,660.25 in 2004, and $7,867.85 in 2005.

Legal Proceedings

Valley Bank has initiated legal proceedings against various parties in connection with losses that Valley Bank incurred as a result of the funding of a medical equipment leasing transaction entered into in October 2001 (the "Lakes Medical Imaging Loan"). The lawsuit alleges, among other things, breach of contract and fraud. The party from whom the Valley Bank purchased the equipment lease provided Valley Bank with representations and warranties relating to the quality and location of the equipment that was subject to the lease. Upon default, Valley Bank discovered that the equipment did not exist. Valley Bank alleges that several parties to the lawsuit knew or should have known of this fact. Valley Bank has requested that the seller of the equipment lease repurchase the lease. The seller has refused to do so. Valley Bank seeks damages of not less than $1,328,751.75 plus costs and expenses. The lawsuit is in a very early stage, and discovery has not yet begun. Although management believes Valley Bank has a strong case against some or all of the defendants, it is too early in the proceeding to evaluate the chance of success or the ability of the defendants to satisfy any judgment against them. Valley Bank intends to pursue the litigation vigorously.

One of the defendants in the Lakes Medical Imaging Loan lawsuit described above has counterclaimed against Valley Bank, alleging among other things wrongful interference with prospective economic advantage and defamation causing damage to the defendant and is seeking $5 million from Valley Bank. Valley Bank denies the allegations and intends to vigorously defend the counterclaim. Accordingly, Valley Bank has not recorded any provision related to this claim.

Valley Bank was a defendant in a lawsuit alleging breach of an equipment (primarily photocopy machines) lease agreement. The plaintiff sought approximately $427,000 in damages, plus fees and costs. Valley Bank counterclaimed against the plaintiff, alleging among other things, breach of contract, breach of contractual rights of assignment, breach of express warranty and breach of contract – good faith and fair dealing. On December 17, 2002, the lawsuit was settled in mediation. On December 23, 2002, Valley Bank made a one-time payment to the plaintiff in the amount of $85,000, of which amount approximately $20,000 had been previously reserved (set aside) for such payment as of September 30, 2002.

Aside from the matters described above, there are no material pending legal proceedings to which we or Valley Bank is a party or to which any of our properties is subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Valley Bank.

Market for Common Equity and Related Stockholder Matters

No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The shares are traded by individuals on a personal basis and are not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no information as to the purchase or sale price. For periods before May 1, 2001, the data is provided for Valley Bank rather than for us. The price range has been adjusted to reflect a Valley Bank 5-

for-4 stock split on February 14, 2000, and a Valley Bancorp 11-for-10 stock split that was effective January 31, 2002.

Period	# of Shares Traded	Price Range
2000	31,800	$ 7.20 -- $9.45
2001	8,125	$ 9.00 -- $9.45
2002	550	$10.00

To the best of our knowledge, the most recent transaction in the shares was June 13, 2002, in a transaction involving 550 shares at a price of $10.00 per share.

At December 31, 2002, stock options for 203,500 shares were outstanding.

As noted above, Valley Bank declared a 5-for-4 stock split that was effective on February 14, 2000, and Valley Bancorp declared an 11-for-10 stock split that was effective on January 31, 2002.

In April and May, 2000, Valley Bank raised $3,664,350 in additional capital through the sale of 366,435 shares of common stock at $10.00 per share.

Number of Equity Holders

As of December 31, 2002, there were approximately 209 holders of record of shares.

Reports to Shareholders

Valley Bancorp delivers to each shareholder of record a quarterly consolidated summary financial statement (unaudited) and an annual report including audited financial statements for the year then ended and other periods described in such financial statements. Valley Bancorp is not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus does not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Valley Bancorp and Valley Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Valley Bank and its ability to pay dividends to us. Valley Bank's ability to pay dividends is governed by various statutes. See "SUPERVISION AND REGULATION - Dividends."

Valley Bank

Valley Bank primarily serves individuals and small and medium-sized businesses located in its primary trade area, the Las Vegas valley including the city of Las Vegas and Henderson, Nevada, and in its secondary trade area, Pahrump and Nye County, Nevada. Valley Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. Valley Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. (See "SUPERVISION AND REGULATION – Deposit Insurance").

The principal sources of Valley Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. Valley Bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, including operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, home improvement and rehabilitation loans. Valley Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, and automatic draft for various accounts.

Market Area and Competition

Valley Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area, which is the city of Las Vegas and its environs, including Henderson. There are approximately 15 state chartered local "community banks" which are located in Valley Bank's primary service area and directly target the same loan and deposit markets of Valley Bank. These banks range in asset size from approximately $800 million to under $30 million. Additionally, there are approximately 10 larger regional and national banks with offices located within Valley Bank's primary service areas which also provide competition to Valley Bank.

Valley Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Valley Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Valley Bank and some of which have financial resources greater than those of Valley Bank. The future success of Valley Bank will depend primarily upon the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). Valley Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Valley Bank and thus may obtain deposits at lower rates of interest.

Over the past four years Valley Bank has successfully competed against other financial institutions by providing quality service and timely response to customer requests. While we cannot always compete with the variety of services provided by larger institutions, evolving technology enables us to provide many of the core products required by individuals and businesses. Our hiring of long-time Las Vegans with broad and deep contacts in the business community has enabled us to grow our lending portfolio.

Products and Services

In conjunction with the growth of its asset base, Valley Bank has introduced new products and services to position itself to compete in its highly competitive market. Valley Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Valley Bank has developed a mix of products and services tailored to its market. Additionally, Valley Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans. Other products and services include electronic funds transfers, electronic tax payment, and safe deposit boxes. Valley Bank also provides internet banking services through its "Valley eBank," and plans to add a bill-payment service to such internet banking services in the near future.

Lending Activities

The two main areas in which Valley Bank has directed its lendable funds are commercial and real estate loans. At September 30, 2002, these categories accounted for approximately 21.4% and 77.7%, respectively, of Valley Bank's total loan portfolio. Valley Bank's major source of income is interest and fees charged on loans.

In general, Valley Bank is permitted by Nevada law to make loans to single borrowers in aggregate amounts of up to twenty-five percent (25%) of the stockholders' equity of Valley Bank, actually paid in. Valley Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At September 30, 2002, Valley Bank had a concentration of loans secured by real estate representing approximately 77.7% of the loan portfolio. Of the loans secured by real estate, approximately 46.6% are commercial real estate, 17.5% are construction loans, and 8.4% are secured by land. These loans are concentrated 62% in the Las Vegas, Nevada area. Due to the diversity of the borrowers and product types, Valley Bank does not believe this loan concentration represents a significant risk, although a downturn in the Las Vegas area real estate market could have an adverse effect on Valley Bank and its operations. As Valley Bank matures, management intends to further diversify and broaden its loan portfolio.

Additionally, approximately 9.9% of Valley Bank's outstanding loans (8.4% of committed loans) are made to borrowers outside the State of Nevada, and secured by real property outside the State. These real estate loans are located in California and Arizona, where Valley Bank's management has extensive experience. Management believes that such loans reduce Valley Bank's economic exposure by reducing its concentration of loans secured by real estate in the Las Vegas area. Each of the out of state loans are loan participations involving reputable lenders that are experienced in the real estate market in which the properties are located. Additionally, Valley Bank generally sends its own representatives to conduct on-site evaluations of the borrowers and the properties securing the loans.

Valley Bank on occasion sells "participations" in loans. A "participation" means that Valley Bank sells a portion of a loan that it has made, to one or more other banks. This sale is on a non-recourse basis, thus limiting Valley Bank's exposure on the loan to the amount that it retains (does not sell through a participation). In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. Loan participations are customary in the banking industry, and the terms of the agreements between Valley Bank and the banks to which it sells loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. A "commitment" is an agreement by Valley Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Valley Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, Valley Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of Valley Bank. See "Loan Policy" below.

Valley Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Valley Bank currently has one loan on nonaccrual status, the Lakes Medical Imaging loan discussed under "Risk Elements – Nonaccrual, Past Due and Restructured Loans" below.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Lending activities are conducted under a written loan policy that has been adopted by Valley Bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $750,000 are approved by the Valley Bank Directors' Loan Committee.

Loan commitments are underwritten within Valley Bank's established guidelines for each loan category and carry no unusual risk.

At September 30, 2002 Valley Bank had loan commitments to loan monies totaling approximately $18.81 million. Of this amount, approximately $10.98 million (58.35%) is secured by real estate. Commercial and other loan commitments total approximately $7.83 million (41.65%) of total commitments.

Loan Portfolio: Loans Receivable

Total net loans of $106.64 million at September 30, 2002 reflected an increase of $14.47 million or 15.70%, compared to total loans for the year ended December 31, 2001.

The following table sets forth the composition of Valley Bank's loan portfolio at September 30, 2002, and December 31, 2001, 2000, 1999 and 1998.

	September 30, 2002		December 31, 2001		December 31, 2000	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$ 23,127	21.35%	$ 29,310	31.30%	$ 20,756	31.56%
Real Estate:						
Construction	28,024	25.87%	14,395	15.37%	14,991	22.79%
Mortgage	56,097	51.79%	48,942	52.26%	29,654	45.09%
Consumer	1,077	0.99%	1,002	1.07%	366	0.56%
Total	$ 108,325	100.00%	$ 93,649	100.00%	$ 65,767	100.00%

	December 31, 1999		December 31, 1998	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
		(dollars in thousands)		
Gross Loans:				
Commercial	$ 5,802	19.11%	$ 10	0.38%
Real Estate:				
Construction	7,477	24.62%	---	0.00%
Mortgage	16,964	55.87%	2,600	99.62%
Consumer	122	0.40%	---	0.00%
Total	$ 30,365	100.00%	$ 2,610	100.00%

Total mortgage loans secured by real estate mortgages at September 30, 2002 are composed of loans secured by 1-4 family residential (9.96%) and commercial real estate (90.04%). All mortgage loans are underwritten within Valley Bank's established lending guidelines.

Commercial loan balances fluctuate throughout the year. September 30, 2002 balances were impacted by the paydown of approximately $3 million of customer lines of credit. The increase in construction loan balances is consistent with Valley Bank's seeking quality builders and developers as customers. This process began in 2001 with the hiring of additional loan officers with construction lending experience.

The following table sets forth the maturities and interest sensitivities of Valley Bank's loan portfolio at September 30, 2002.

	Due in One Year or Less	Due after One through Five Years		Due after Five through Ten Years		Over Ten Years		
	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Gross Loans:								
Commercial	$ 9,234	$ 4,689	$ 5,430	$ 252	$ 2,695	$ ---	$ 827	$ 23,127
Real Estate:								
Construction	18,971	1,494	7,559	---	---	---	---	28,024
Mortgage	9,081	10,007	2,656	1,356	27,964	---	5,033	56,097
Consumer	608	469	---	---	---	---	---	1,077
Total	$37,894	$16,659	$15,645	$ 1,608	$30,659	$ ---	$ 5,860	$108,325

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; one to five years; five to ten years; and over ten years. At September 30, 2002 Valley Bank had total loans of $37.89 million maturing in less than one year. Of this amount, $37.08 million or 97.85% are considered variable rate, indexed to the prime lending rate.

Valley Bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Las Vegas, Nevada area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. Valley Bank's loan policy provides for a loan to value ratio of 75%, and Valley Bank's loan policy authorizes an increase in this requirement to 80% in certain circumstances.

Valley Bank had loans at December 31, 2001 and December 31, 2000 that were classified as impaired as defined by SFAS 114. See Note 3 to the audited financial statements that are included in this Offering Circular.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

Valley Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. Valley Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models.

At September 30, 2002, Valley Bank had a negative cumulative repricing gap within one year of approximately $8.03 million, or approximately 5.95% of total earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

The following table represents interest sensitivity profiles for Valley Bank as of September 30, 2002. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One Year to Five Years		Over Five Years			
	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
			(dollars in thousands)					
Rate Sensitive Assets:								
Loan Portfolio (Gross)	$ 59,997	44.44%	$ 47,183	34.95%	$ 1,145	0.85%	$108,325	80.23%
Investment Portfolio	---	0.00%	1,006	0.75%	---	0.00%	1,006	0.75%
FF Sold and Int. bearing deps.	25,686	19.02%	---	0.00%	---	0.00%	25,686	19.02%
Total	$ 85,683	63.46%	$ 48,189	35.70%	$ 1,145	0.85%	$135,017	100.00%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$ 44,457	32.93%	$ ---	0.00%	$ ---	0.00%	$ 44,457	32.93%
Time deposits	49,256	36.48%	22,178	16.43%	---	0.00%	71,434	52.91%
Total	$ 93,713	69.41%	$ 22,178	16.43%	$ ---	0.00%	$115,891	85.84%
Interest sensitive gap	$ (8,030)	(5.95%)	$ 26,011	19.26%	$ 1,145	0.85%	$ 19,126	14.17%
Cumulative gap	$ (8,030)	(5.95%)	$ 17,981	13.32%	$ 19,126	14.17%		

Assets

At September 30, 2002, total assets were $140.41 million, an increase of $34.93 million from December 31, 2001. This growth has primarily occurred in loans and investments. Total average assets for the year 2001 were $99.72 million.

Management of Valley Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Valley Bank's interest earning assets by category at September 30, 2002, and at December 31, 2001, 2000, 1999 and 1998.

Earning Assets

	September 30, 2002		December 31, 2001		December 31, 2000	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$106,635	79.98%	$ 92,172	93.07%	$ 64,603	76.40%
Investment Portfolio	1,006	0.75%	728	0.74%	3,390	4.01%
FF Sold and Int. Bearing Deps.	25,686	19.27%	6,139	6.19%	16,563	19.59%
Total	$133,327	100.00%	$ 99,039	100.00%	$ 84,556	100.00%

	December 31, 1999		December 31, 1998	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 29,892	84.45%	$ 2,568	27.19%
Investment Portfolio	3,035	8.57%	---	0.00%
FF Sold and Int. Bearing Deps.	2,468	6.98%	6,875	72.81%
Total	$ 35,395	100.00%	$ 9,443	100.00%

At September 30, 2002 and at December 31, 2001 and 2000, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 99.70%, 100.00% and 41.09%, respectively, of the investment portfolio.

The following tables present the maturity distribution of the amortized cost and estimated market value of Valley Bank's debt securities at September 30, 2002, December 31, 2001 and 2000. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	September 30, 2002	December 31, 2001	December 31, 2000
		(in thousands)	
U.S. government and agency securities	$ 1,003	$ 728	$ 1,393
Mortgage-backed securities	---	---	---
Total	$ 1,003	$ 728	$ 1,393

	September 30, 2002							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	---	---	$1,003	3.01%	---	---	---	---
Mortgage-backed securities	---	---	---	---	---	---	---	---
Total								

	December 31, 2001							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	$728	3.28%	---	---	---	---	---	---
Mortgage-backed securities	---	---	---	---	---	---	---	---
Total								

Investment Policy

The objective of Valley Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Valley Bank, yet still maintain sufficient liquidity to meet fluctuations in Valley Bank's loan demand and deposit structure. In doing so, Valley Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Valley Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Executive Vice President/Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to Valley Bank's investment policy and monthly review by Valley Bank's board of directors.

Valley Bank's investment securities portfolio of $1 million at September 30, 2002 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $0 and unrealized losses were $6,997. Valley Bank's investment securities portfolio of $730,000 at December 31, 2001 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $15,521 and unrealized losses were $0.

At September 30, 2002 Valley Bank had no mortgage-backed securities in the available for sale category. Mortgage-backed securities have uncertain cash flows that are driven by interest rate movements and expose Valley Bank to greater market risk than traditional medium-term notes. All of Valley Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Portfolio

As described above, Valley Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Valley Bank's board of directors. Valley Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Valley Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity includes debt securities that Valley Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2001 Valley Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2001 Valley Bank held no securities as Trading Securities.

Available for Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

The following table sets forth weighted average yields earned by Valley Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Nine Months ended September 30					
	2002			2001		
	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate
Assets						
Earning assets:						
Loans	$ 100,940	$ 6,144	8.12%	$ 79,645	$ 5,701	9.54%
Federal funds sold	12,557	159	1.69%	8,559	281	4.38%
Interest bearing deposits	3,733	75	2.68%	2,173	89	5.46%
Investment securities	1,059	35	4.41%	1,279	38	3.96%
Total earning assets and interest income	$ 118,289	$ 6,413	7.23%	$ 91,656	$ 6,109	8.89%
Non-interest earning assets:						
Cash and due from banks	$ 2,986			$ 2,729		
Premises and equipment	2,940			2,977		
Other assets	1,365			629		
Allowance for credit losses	(1,019)			(822)		
Total assets	$ 124,561			$ 97,169		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 36,538	$ 433	1.58%	$ 22,439	$ 541	3.21%
Savings deposits	5,806	55	1.26%	4,673	95	2.71%
Time deposits $100,000 or more	21,532	625	3.87%	17,572	699	5.30%
Other time deposits	38,077	1,286	4.50%	34,365	1,736	6.74%
Short-term borrowings	---	---	0.00%	---	---	0.00%
Total interest bearing liabilities	$ 101,953	$ 2,399	3.14%	$ 79,049	$ 3,071	5.18%
Noninterest-bearing liabilities:						
Demand deposits	$ 10,540			$ 6,699		
Other liabilities	878			780		
Shareholders' equity	11,190			10,641		
Total liabilities and shareholders' equity	$ 124,561			$ 97,169		
Net interest income		$ 4,014	4.52%		$ 3,038	4.42%

	Twelve Months ended December 31								
	2001			2000			1999		
	Ave. Bal.	Int Inc/(Exp)	Avg. Rate	Ave. Bal.	Int Inc/(Exp)	Avg. Rate	Ave. Bal.	Int Inc/(Exp)	Avg. Rate
Assets									
Earning assets:									
Loans	$ 82,297	$ 7,487	9.10%	$ 45,073	$ 4,601	10.21%	$ 15,220	$ 1,480	9.72%
Federal funds sold	7,838	311	3.97%	8,442	532	6.30%	6,295	310	4.92%
Interest bearing deposits	2,337	112	4.79%	3,389	237	6.99%	1,260	65	5.16%
Investment securities	1,647	57	3.46%	3,383	211	6.24%	1,322	71	5.37%
Total earning assets and interest income	$ 94,119	$ 7,967	8.46%	$ 60,287	$ 5,581	9.26%	$ 24,097	$ 1,926	7.99%
Non-interest earning assets:									
Cash and due from banks	$ 2,762			$ 1,220			$ 572		
Premises and equipment	2,979			2,850			1,697		
Other assets	716			360			125		
Allowance for credit losses	(855)			(437)			(140)		
Total assets	$ 99,721			$ 64,280			$ 26,351		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 23,975	$ 662	2.76%	$ 10,682	$ 536	5.02%	$ 3,433	$ 144	4.19%
Savings deposits	4,843	112	2.31%	4,308	198	4.60%	2,368	101	4.27%
Time deposits $100,000 or more	18,297	923	5.04%	9,608	511	5.32%	3,143	154	4.90%
Other time deposits	33,883	2,210	6.52%	27,769	1,840	6.63%	8,664	459	5.30%
Short-term borrowings	---	---	0.00%	---	---	0.00%	---	---	0.00%
Total interest bearing liabilities	$ 80,998	$ 3,907	4.82%	$ 52,367	$ 3,085	5.89%	$ 17,608	$ 858	4.87%
Noninterest-bearing liabilities:									
Demand deposits	$ 7,133			$ 3,210			$ 1,821		
Other liabilities	863			469			211		
Shareholders' equity	10,727			8,234			6,711		
Total liabilities and shareholders' equity	$ 99,721			$ 64,280			$ 26,351		
Net interest income		$ 4,060	4.31%		$ 2,496	4.14%		$ 1,068	4.43%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.
(2) Interest income on loans includes amortized fees of $554,804 and $376,969 for the nine months ended September 30, 2002 and 2001, respectively, and $535,025, $206,523 and $87,761 for the years ended December 31, 2001, 2000 and 1999, respectively.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

(in thousands)

	Net change			Rate			Volume		
	9/30/02[1]	12/31/01	12/31/00	9/30/02[1]	12/31/01	12/31/00	9/30/02[1]	12/31/01	12/31/00
Earning assets:									
Loans	$ 705	$ 2,886	$ 3,121	$ (808)	$ (500)	$ 74	$ 1,513	$ 3,386	$ 3,047
Federal funds sold	(99)	(221)	222	(179)	(197)	87	80	(24)	135
Interest bearing deposits	(12)	(125)	172	(49)	(75)	21	37	(50)	151
Investment securities	(10)	(154)	140	16	(94)	14	(26)	(60)	126
Interest income	$ 584	$ 2,386	$ 3,655	$ (1,020)	$ (866)	$ 196	$ 1,604	$ 3,252	$ 3,459
Interest bearing liabilities:									
Interest bearing demand deposits	$ (85)	$ 126	$ 392	$ (284)	$ (241)	$ 28	$ 199	$ 367	$ 364
Savings deposits	(39)	(86)	97	(51)	(98)	8	12	12	89
Certificates of deposit less than $100,000	(495)	370	1,381	(684)	(29)	115	189	399	1,266
Certificates of deposit $100,000 or more	(90)	412	356	(215)	(26)	12	125	438	344
Total interest bearing deposits	$ (709)	$ 822	$ 2,226	$ (1,234)	$ (394)	$ 163	$ 525	$ 1,216	$ 2,063
Short-term borrowings	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Total interest expense	$ (709)	$ 822	$ 2,226	$ (1,234)	$ (394)	$ 163	$ 525	$ 1,216	$ 2,063
Net interest income	$ 1,293	$ 1,564	$ 1,429	$ 214	$ (472)	$ 33	$ 1,079	$ 2,036	$ 1,396

[1]Annualized

Deposits

Valley Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Valley Bank's deposit structure at September 30, 2002 and December 31, 2001, 2000, 1999 and 1998:

	September 30, 2002		December 31, 2001 (dollars in thousands)		December 31, 2000	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 12,527	9.75%	$ 8,923	9.50%	$ 5,315	6.66%
Interest-bearing demand	8,903	6.93%	6,353	6.76%	2,966	3.71%
Money market	28,740	22.38%	20,870	22.21%	14,158	17.73%
Savings	6,814	5.31%	5,352	5.70%	4,096	5.13%
Certificates of deposit less than $100,000	45,770	35.64%	32,733	34.84%	38,986	48.82%
Certificates of deposit $100,000 or more	25,665	19.99%	19,718	20.99%	14,339	17.95%
Total deposits	$ 128,419	100.00%	$ 93,949	100.00%	$ 79,860	100.00%

	December 31, 1999		December 31, 1998	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 2,028	6.23%	$ 791	24.08%
Interest-bearing demand	501	1.54%	135	4.11%
Money market	5,085	15.63%	1,075	32.72%
Savings	4,115	12.65%	182	5.54%
Certificates of deposit less than $100,000	14,827	45.58%	502	15.28%
Certificates of deposit $100,000 or more	5,975	18.37%	600	18.27%
Total deposits	$ 32,531	100.00%	$ 3,285	100.00%

The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

	Nine Months Ended September 30, 2002		Years Ended December 31, 2001		Years Ended December 31, 2000	
	(dollars in thousands)					
	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Non-interest bearing demand	$ 10,540	0.00%	$ 7,133	0.00%	$ 3,210	0.00%
Interest-bearing demand	36,538	1.58%	23,975	2.76%	10,682	5.02%
Savings	5,806	1.26%	4,843	2.31%	4,308	4.60%
Certificates of deposit	59,609	4.27%	52,180	6.00%	37,377	6.29%
Total	$ 112,493	2.84%	$ 88,131	4.43%	$ 55,577	5.55%

	Years Ended December 31, 1999		Years Ended December 31, 1998	
	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Non-interest bearing demand	$ 1,821	0.00%	$ 85	0.00%
Interest-bearing demand	3,433	4.19%	148	3.75%
Savings	2,368	4.27%	17	4.16%
Certificates of deposit	11,807	5.19%	97	5.00%
Total	$ 19,429	4.42%	$ 347	3.25%

At September 30, 2002, December 31, 2001, 2000, 1999 and 1998, certificates of deposit of $100,000 or more aggregated approximately $25.67 million, $19.72 million, $14.34 million, $5.98 million, and $0.6 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

Maturity in:	September 30, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
Three months or less	$ 3,599	$ 3,354	$ 3,736	$ ---	$ ---
Over three months through 6 months	4,380	6,817	2,352	---	---
6 – 12 months	8,231	8,505	5,339	5,975	600
Over twelve months	9,455	1,042	2,912	---	---
Total	$ 25,665	$ 19,718	$ 14,339	$ 5,975	$ 600

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Valley Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Valley Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as Valley Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Valley Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectability may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Valley Bank has no recourse to the borrower, or if it doers, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The allowance for loan loss is viewed by management as a single, unallocated allowance available for all loans. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for credit losses at September 30, 2002 was $1.23 million, or 1.13% of loans outstanding. The allowance for credit losses at year end 2001 was $900,000, or 1.01% of loans outstanding, net of unearned income, compared to $720,000, or 1.10%, at year end 2000. The following table presents data related to Valley Bank's allowance for credit losses for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000, 1999 and 1998.

Summary of Credit Loss Experience and Related Information

(in thousands)

	Nine months ended September 30	Year ended December 31			
	2002	2001	2000	1999	1998
Balance at beginning of period	$ 947	$ 722	$ 259	$ 26	$ ---
Charge-offs:					
Commercial	1,118	19	---	---	---
Real estate construction	---	96	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total charge-offs	$ 1,118	$ 115	$ 1	$ ---	$ ---
Recoveries:					
Commercial	---	---	---	---	---
Real estate construction	---	---	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total recoveries	$ ---	$ ---	$ ---	$ ---	$ ---
Net charge-offs	$ 1,118	$ 115	$ 1	$ ---	$ ---
Provision charged to operations	$ 1,397	$ 340	$ 464	$ 233	$ 26
Balance at end of period	$ 1,226	$ 947	$ 722	$ 259	$ 26
Loans outstanding:					
End of period (Gross)	$ 108,325	$93,649	$65,767	$30,365	$ 2,610
Average during the period	101,506	82,780	45,395	15,334	1,305
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	1.13%	1.01%	1.10%	0.85%	1.00%
Average loans outstanding during the period	1.21%	1.14%	1.59%	1.69%	1.99%
Ratio of net charge offs during the period to average loans outstanding during the period	1.10%	0.14%	0.00%	0.00%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	September 30, 2002		December 31, 2001		December 31, 2000	
	Allocation	Percentage[1]	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 231	21.35%	$ 253	31.30%	$ 172	31.56%
Real estate	775	51.79%	551	52.26%	438	45.09%
Construction	190	25.87%	125	15.37%	107	22.79%
Consumer	30	0.99%	18	1.07%	5	0.56%
	$ 1,226	100.00%	$ 947	100.00%	$ 722	100.00%

	December 31, 1999		December 31, 1998	
	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 49	19.11%	$ ---	0.38%
Real estate	144	55.87%	26	99.62%
Construction	64	24.62%	---	0.00%
Consumer	2	0.40%	---	0.00%
	$ 259	100.00%	$ 26	100.00%

[1]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of Valley Bank on the dates indicated.

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At September 30, 2002 and December 31, 2001

	September 30, 2002	December 31, 2001
Loans accounted for on a nonaccrual basis	$ 200	$2,265
Accruing loans which are contractually past due 90 days or more	182	116
Restructured loans	---	---
Total	$ 382	$2,381

As of October 31, 2002, Valley Bank has one loan balance on nonaccrual, the $200,000 remaining balance of the Lakes Medical Imaging Loan (see "BUSINESS – Legal Proceedings" above). Of that total, Valley Bank has reserved $160,000 in the loan loss reserve for this specific credit. The remainder of the balance is expected to be reduced though the liquidation of some of the collateral taken in connection with that transaction. Valley Bank has no "potential problem loans" as defined under applicable regulations of the Securities and Exchange Commission regarding statistical disclosure by bank holding companies.

At December 31, 2001 and 2000

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00
Commercial	$ 116	---	$1,500	$ 637	---	---	$ 50	$ 16
Real estate	---	---	765	---	---	---	19	---
Consumer	---	---	---	---	---	---	---	---
Total	$ 116	---	$2,265	$ 637	---	---	$ 69	$ 16

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Valley Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Valley Bank are monetary in nature. As a result, interest rates have a more significant impact on Valley Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Valley Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Valley Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. Valley Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Reserve Bank. Valley Bank also maintains credit lines with its correspondent banking relationships.

In order to ensure adequate funds are available at all times, Valley Bank has policies and procedures in place to monitor liquidity levels on a regular basis. Valley Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Valley Bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

Valley Bancorp Selected Quarterly Financial Data

(in thousands)

	Quarter Ended										
	9/30/2002	6/30/2002	3/31/2002	12/31/2001	9/30/2001	6/30/2001	3/31/2001	12/31/2000	9/30/2000	6/30/2000	3/31/2000
Interest income	$ 2,330	$ 2,116	$ 1,967	$ 1,858	$ 2,133	$ 1,999	$ 1,977	$ 1,852	$ 1,473	$ 1,240	$ 1,016
Interest expense	826	794	779	836	1,031	1,008	1,032	1,055	773	678	579
Net Interest income	$ 1,504	$ 1,322	$ 1,188	$ 1,022	$ 1,102	$ 991	$ 945	$ 797	$ 700	$ 562	$ 437
Other income	$ 66	$ 45	$ 44	$ 73	$ 50	$ 40	$ 55	$ 28	$ 26	$ 19	$ 16
Other expense	919	882	842	808	820	862	695	608	484	464	428
Net operating income	$ 651	$ 485	$ 390	$ 287	$ 332	$ 169	$ 305	$ 217	$ 242	$ 117	$ 25
Provision for loan losses	$ 195	$ 2	$ 82	$ 2	$ 87	$ 41	$ 95	$ 163	$ 119	$ 64	$ 117
Loans charged off	---	1,118[(1)]	---	96	19	---	---	1	---	---	---
Income tax expense (benefit)	156	(218)	100	42	5	49	---	1	(118)	---	---
Net income (loss)	$ 300	$ (417)	$ 208	$ 147	$ 221	$ 79	$ 210	$ 52	$ 241	$ 53	$ (92)

	Year-To-Date Ended										
	9/30/2002	6/30/2002	3/31/2002	12/31/2001	9/30/2001	6/30/2001	3/31/2001	12/31/2000	9/30/2000	6/30/2000	3/31/2000
Interest income	$ 6,413	$ 4,083	$ 1,967	$ 7,967	$ 6,109	$ 3,976	$ 1,977	$ 5,581	$ 3,729	$ 2,256	$ 1,016
Interest expense	2,399	1,573	779	3,907	3,071	2,040	1,032	3,085	2,030	1,257	579
Net Interest income	$ 4,014	$ 2,510	$ 1,188	$ 4,060	$ 3,038	$ 1,936	$ 945	$ 2,496	$ 1,699	$ 999	$ 437
Other income	$ 155	$ 89	$ 44	$ 218	$ 145	$ 95	$ 55	$ 89	$ 61	$ 35	$ 16
Other expense	2,643	1,724	842	3,185	2,377	1,557	695	1,984	1,376	892	428
Net operating income	$ 1,526	$ 875	$ 390	$ 1,093	$ 806	$ 474	$ 305	$ 601	$ 384	$ 142	$ 25
Provision for loan losses	$ 279	$ 84	$ 82	$ 225	$ 223	$ 136	$ 95	$ 463	$ 300	$ 181	$ 117
Loans charged off	1,118	1,118[(1)]	---	115	19	---	---	1	---	---	---
Income tax expense (benefit)	38	(118)	100	96	54	49	---	(117)	(118)	---	---
Net income (loss)	$ 91	$ (209)	$ 208	$ 657	$ 510	$ 289	$ 210	$ 254	$ 202	$ (39)	$ (92)

(1) Reflects a charge-off of approximately $1.11 million in connection with the Lakes Medical Imaging loan, as discussed at "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION – Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for Valley Bancorp and Valley Bank for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001 and 2000.

Results of Operations

For the Nine Months Ended September 30, 2002 and 2001

Valley Bancorp had net income of $91,000 or $0.06 per adjusted common share outstanding for the first nine months of 2002 compared to a net income for the first nine months of 2001 of $509,000 or $0.36 per adjusted common share outstanding. Our returns on average assets and average common equity for the first nine months of 2002 were 0.07% and 0.82%, compared to 0.52% and 4.78%, respectively, for the first nine months of 2001.

Net income for the first nine months of the year was significantly impacted by an approximately $1.11 million charge off on the "Lakes Medical Imaging" loan (see "BUSINESS– Legal Proceedings"), taken in the second quarter. The after tax cost of approximately $740,000 led to a second quarter loss of $417,000. Net income of $208,000 in the first quarter and $300,000 in the third quarter allowed us to maintain positive net income for the first nine months of the year.

Interest income on loans for the nine months ended September 30, 2002 totaled $6.14 million versus $5.70 million for the same period of 2001. This represents an increase of $444,000 or 7.78%. Higher loan volume accounted for most of this increase. Net loans at September 30, 2002 were $106.64 million versus $87.02 million at September 30, 2001. This represents an increase of $19.62 million or 22.55%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the nine months ended September 30, 2002 was $268,000 compared to $408,000 for the same period in 2001. This represents a decrease $140,000 or 34.31%. This decrease was due primarily to lower yields earned on various investment instruments as a result of overall market interest rates reductions of 4.75% that took place in the year 2001. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at September 30, 2002 totaled $26.69 million versus $15.33 million at September 30, 2001. This represents an increase of $11.36 million or 74.10%.

Interest expense on deposits for the first nine months of the year 2002 totaled $2.40 million compared to $3.07 for the same period in 2001. This represents a decrease of $672,000 or 21.90%. Lower rates paid for the various deposits accounted for most this decrease in the interest expense. Total deposits at September 30, 2002 were $128.42 million compared to $97.09 million at September 30, 2001. This represents an increase of $31.33 million or 32.27%.

Net interest income for the nine months ended September 30, 2002 increased $976,000 to $4.01 million versus $3.04 million for the first nine months of 2001. The increase is attributable to loan growth. Loans grew 22.55% from September 30, 2001 total of $87.02 million, to a total of $106.64 million as of September 30, 2002.

Net interest margin was 4.52% for the first nine months of 2002 compared to 4.42% for the same period in 2001. The yield on the overall investment portfolio was 2.07% for the first nine months of 2002 compared to 4.53% for the same period in 2001.

Provision for loan losses for the nine months ended September 30, 2002 was $1.40 million versus $0.24 million for the same period in 2001. The $1.11 million charge-off on the Lakes Medical Imaging loan accounted for the majority of the $1.16 million increase from prior period.

Other income increased $10,000 for the first nine months of 2002 to $155,000 from $145,000 for the same period in 2001. This represents an increase of 6.90% and is attributable to increased volume in service charges.

Salaries and employee benefits totaled $1.44 million for the first nine months of 2002 versus $1.37 million for the same period in 2001. This increase of $67,000 or 4.89% from prior period was due to new hires and salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $31,000 or 22.79% from $136,000 for September year-to-date 2001 to $167,000 for September year-to-date 2002. The majority of this increase is attributable to the opening of the second branch in Pahrump, Nevada in the second quarter of 2001.

Occupancy expenses totaled $183,000 for the nine months of 2002 compared to $142,000 for the same period in 2001. This represents an increase of $41,000 or 28.87% and can be attributed to the Pahrump Branch opening.

Data processing expenses increased $78,000 or 72.90% from $107,000 for September year-to-date 2001 to $185,000 for September year-to-date 2002. This variance was due to higher volume of accounts and transactions being processed as well as the introduction of online Internet banking in the second quarter of 2001 and items and statements imaging in the fourth quarter of 2001.

Legal, professional, consulting and administrative expenses totaled $358,000 for the first nine months of 2002 compared to $221,000 for the same period in 2001. The increase of $137,000 or 61.99% was due primarily to higher legal fees of $104,000 associated with the Lakes Medical Imaging loan lawsuit and the equipment lease agreement lawsuit (see "BUSINESS – Legal Proceedings"). The accounting fees associated with independent external auditing also increased by $11,000 due to increased in the Valley Bancorp's total assets. Telephone expenses also increased by $13,000 due to Pahrump Branch opening as well as higher volume of bank by phone transactions.

Advertising, public relations, and business development expenses for September 2002 year-to-date were $63,000 versus $99,000 for September 2001 year-to-date. This decrease of $36,000 or 36.36% was due to less advertising in the Las Vegas and Henderson areas and more advertising in the Pahrump area at lesser costs.

Other operating expenses for the first nine months of 2002 were $249,000 compared to $301,000 for the first nine months of 2001. This represents a decrease of $52,000 or 17.28% and is attributable to the onetime costs of forming Valley Bancorp incurred in 2001.

Total non-interest operating expenses for the first nine months of 2002 increased $265,000 or 11.14% to $2.64 million, compared to $2.38 million for the first nine months of 2001. Total non-interest operating expenses as a percentage of average assets decreased to 2.12% as of September 30, 2002 from 2.45% as of September 30, 2001.

Income tax expense for the first nine months of 2002 was $38,000 compared to $54,000 for the first nine months of 2001. The effective tax rate (income tax expense divided by net income before taxes) for 2002 is approximately 29%, which is lower than the maximum U.S. federal income tax rate or 35%, as a result of the lower income tax rates afforded Valley Bank based on its level of taxable income. The effective tax rate for 2001 is approximately 10%, which is lower than the maximum U.S. federal tax rate of 35%, and is primarily a result of the reduction in the valuation allowance on deferred tax assets. See Note 6 to Valley Bancorp's December 31, 2001 Consolidated Financial Statements contained in this offering circular for more information regarding 2001 income tax matters.

For the Years ended December 31, 2001 and 2000

Valley Bancorp's net income for the year 2001 was $657,000 or $0.46 per adjusted common share outstanding, compared to a net income for 2000 of $254,000 or $0.20 per adjusted common share outstanding. Our returns on average assets and average common equity for 2001 were 0.66% and 6.12%, compared to 0.40% and 3.09%, respectively, for 2000.

Interest income on loans for the year 2001 totaled $7.49 million versus $4.60 million for the year 2000. This represents an increase of $2.89 million or 62.83%. Higher loan volume accounted for most of this increase. Net loans at December 31, 2001 were $92.17 million versus $64.60 million at December 31, 2000. This represents an increase of $27.57 million or 42.68%. In November 2001, Valley Bank foreclosed on a parcel of land held as collateral on a construction loan and took a charge-off of $15,000. Valley Bank carried the asset of $648,000 in OREO (Other Real Estate Owned) at the start of 2002 as it negotiated the sale to obtain the maximum possible value for the property. On December 20, 2002, Valley Bank sold the asset to a third party for $650,000. The sale resulted in a gain on sale of OREO of $2,000.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2001 was $479,000 compared to $980,000 for 2000. This represents a decrease $501,000 or 51.12%. This decrease was due primarily to lower investment balances. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2001 totaled $6.87 million versus $19.95 million at December 31, 2000. This represents a decrease of $13.08 million or 65.56%.

Interest expense on deposits for 2001 totaled $3.91 million compared to $3.09 for the same period in 2000. This represents an increase of $822,000 or 26.65%. Higher balances in the various deposit products accounted for most this increase in the interest expense. Total deposits at December 31, 2001 were $93.95 million compared to $79.86 million at December 31, 2000. This represents an increase of $14.09 million or 17.64%.

Net interest income for the year 2001 increased $1.56 million to $4.06 million from $2.50 million for the year 2000. The increase is attributable to loan growth. Loans grew 42.68% from December 31, 2000 total of $64.60 million, to a total of $92.17 million as of December 31, 2001.

Net interest margin was 4.31% for 2001 compared to 4.14% for the same period in 2000. Although interest rates such as Prime Rate and Federal Funds Rate had dropped eleven (11) times for a total of 4.75% in the year 2001, Valley Bancorp was successful in maintaining its net interest margin.

Provision for loan losses for 2001 was $340,000 versus $464,000 for 2000. This represents a decrease of $124,000 or 26.72%. Less provision was needed in the year 2001 as adequate reserve level for the allowance for loan losses has been achieved.

Other income increased $129,000 for 2001 to $218,000 from $89,000 for the same period in 2000. This represents an increase of 144.94% and is attributable to increased volume in service charges due to increased in number of deposit accounts.

Salaries and employee benefits totaled $1.81 million for 2001 versus $1.13 million for 2000. This increase of $683,000 or 60.66% from prior period was due to new hires to support the opening of Pahrump Branch and overall growth of the company as well as salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $41,000 or 27.89% from $147,000 for 2000 to $188,000 for 2001. The majority of this increase is attributable to the opening of the second branch in Pahrump, Nevada in the second quarter of 2001.

Occupancy expenses totaled $198,000 for 2001 compared to $110,000 for the same period in 2000. This represents an increase of $88,000 or 80.00% and can be attributed to the Pahrump Branch opening which included Pahrump Branch's lease payments of $70,000.

Data processing expenses increased $49,000 or 46.23% from $106,000 for 2000 to $155,000 for 2001. This variance was due to higher volume of accounts and transactions being processed as well as the introduction of online Internet banking in the second quarter of 2001 and items and statements imaging in the fourth quarter of 2001.

Legal, professional, and consulting expenses totaled $123,000 for 2001 compared to $74,000 for 2000. The increase of $49,000 or 66.22% was due primarily to the onetime cost of forming Valley Bancorp in the year 2001.

Advertising, public relations, and business development expenses for 2001 were $121,000 versus $70,000 for 2000. This increase of $51,000 or 72.86% was due to more advertising in the Las Vegas, Henderson and Pahrump areas as well as grand opening expenses for the Pahrump Branch.

Other operating expenses for the year 2001 were $591,000 compared to $353,000 for the year 2000. This represents an increase of $238,000 or 67.42%. Of the $238,000 variance, $43,000 was due to increase in supplies and various forms for the new Pahrump Branch as well as existing Henderson Branch. Courier and armored car expenses increased $43,000 due to the Pahrump Branch opening. Directors' Fees increased $34,000 from 2000 to 2001. Correspondent Banks and Federal Reserve Bank Fees increased by $29,000 due to more transactions being processed. Telephone expenses increased $14,000. Credit and collection expenses increased $13,000. ATM and Debit card network fees increased $13,000 due to higher volume of transactions. Dues & memberships increased by $10,000. Postage expenses increased $8,000.

Total non-interest operating expenses for the year 2001 of $3.19 million increased $1.20 million from the year 2000 of $1.99 million. As a percentage of average assets, non-interest expenses represented 3.19% for 2001 and 3.09% for 2000. The following table sets forth the composition of Valley Bancorp's non-interest expenses for the years ended December 31, 2001 and December 31, 2000.

Non Interest Expense
(dollars in thousands)

	2001	% Average Assets	2000	% Average Assets
Salaries & Benefits	$ 1,809	1.81%	$ 1,126	1.75%
Occupancy	198	0.20%	110	0.17%
FF&E Expense	188	0.19%	147	0.23%
Administrative Expenses	183	0.18%	139	0.22%
Professional Fees	123	0.12%	74	0.12%
Office Supplies & Printing	107	0.11%	62	0.10%
Data Processing	155	0.16%	106	0.16%
Business Development	121	0.12%	70	0.11%
Outside Services	145	0.15%	96	0.15%
Other Operating Expenses	156	0.16%	55	0.09%
Total Operating Expenses	$ 3,185	3.19%	$ 1,985	3.09%

Income tax expense for the year 2001 was $96,000 compared to an income tax benefit of $118,000 for 2000. See Note 6 to Valley Bancorp's December 31, 2001 and 2000 Consolidated Financial Statements contained in this offering circular for more information regarding 2001 and 2000 tax matters.

Financial Position

For the Nine Months Ended September 30, 2002

Valley Bancorp's total assets grew 33.12% or $34.93 million during the first nine months of 2002, to a total on September 30, 2002 of $140.41 million. The growth in assets is primarily attributable to deposit growth from business customers and our ability to lend out those funds.

Portfolio investments increased by $19.82 million during the first nine months of 2002 to $26.69 million from $6.87 million at December 31, 2001.

Net loans increased by $14.47 million or 15.70% from $92.17 million at December 31, 2001 to $106.64 million at September 30, 2002. This growth was primarily in commercial, commercial real estate, and commercial construction loans, which grew $13.97 million.

Deposits grew during the first nine months of 2002 by $34.47 million or 36.69% to $128.42 million at September 30, 2002. The majority of this growth was in time deposits.

For the Years Ended December 31, 2001 and 2000

Valley Bancorp's total assets grew from $90.61 million at December 31, 2000 or $105.5 million at December 31, 2001. This represents an increase of 16.41% or $14.87 million.

The increase in total assets was primarily attributable to loan growth. Net loans grew from $64.60 million at December 31, 2000 to $92.17 million at December 31, 2001. This represents an increase of $27.57 million, or 42.67%. This loan growth was primarily in commercial and commercial real estate loans.

Cash and cash equivalents (which include federal funds sold) decreased from $16.95 million at December 31, 2000 to $5.63 million at December 31, 2001. This decrease of $11.32 million was used to invest in loans as discussed above.

Deposits increased from $79.86 million at December 31, 2000 to $93.95 million at December 31, 2001. This represents an increase of $14.09 million, or 17.64%. The deposit growth was primarily in non-interest and interest bearing demand accounts. These additional deposits were used to invest in loans as discussed above.

Capital Requirements

Valley Bancorp's equity capital was $11.14 million at September 30, 2002 compared to $11.04 million at December 31, 2001. This increase of $0.10 million primarily consists of net income. No dividends were paid during 2001 and Valley Bancorp does not anticipate that any dividends will be paid in the foreseeable future.

At September 30, 2002, Valley Bancorp's Tier I Capital to Average Assets was 8.19%, Tier I capital to Risk Weighted Assets was 9.47% and Total Capital was 10.51%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. Valley Bancorp would be considered "well capitalized" within applicable Federal regulatory guidelines at September 30, 2002. See Note 9 to Valley Bancorp's Consolidated Financial Statements contained in this offering circular for a table that shows the requirements for being "well capitalized" under such guidelines

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales if available for sale securities. Valley Bank also has borrowing lines at PCBB correspondent banks in the aggregate amount of $3 million.

Valley Bancorp's and Valley Bank's capital amounts are well above minimum capital adequacy (see Note 9 to Valley Bancorp's Consolidated Financial Statements contained in this offering circular). Our short-term plans call for growth to continue, with such growth expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced, it is possible that our future growth will not increase at historic rates.

$49.26 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 83% plus unused borrowing lines of $3 million, plus short-term investments of $26.7 million, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased to $1.40 million for the first nine months of 2002. This was a $1.16 million increase over the same period allocation in 2001 of $.24 million. The majority of the increased reserve was the allocation for the Lakes Medical Imaging Loan referred to earlier in the "BUSINESS -- Legal Proceedings" section. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. Due to the circumstances involved in the Lakes Medical Imaging Loan, the Bank elected to take the most conservative approach, and charge the majority of the loan to the loss reserve. With the size of the loss, the Bank had to significantly increase its allocation to replenish the reserve. Other losses experienced by the Bank in its history have been insignificant, and have been covered by the amounts allocated through the monthly analysis.

Accruing loans that are contractually past due 90 days or more were $.18 million at September 30, 2002, compared to $.12 million at December 31, 2001. Of that total of $.18 million, $.15 million is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL was 0.35% as of September 30, 2002, 2.56% as of December 31, 2001, and 0.98% as of December 31, 2000. The ALLL to non-performing loans, which is a measure of Valley Bank's ability to cover problem assets with existing reserves, was 320.94% as of September 30, 2002.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Valley Bancorp and Valley Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
George A. Brizendine	65	1998	Director
Don Hamilton	65	1998	Director
Mary E. Hausch	53	1998	Director
Barry L. Hulin	56	1998	President and CEO, Director
Thomas J. Krob	52	1998	Vice Chairman of the Board
James A. McKellar, Sr.	83	1998	Director
Robert E. O'Connell	82	1998	Chairman of the Board
Dick Rottman	65	1999	Director
William E. Snyder	53	1998	Director
Dan H. Stewart	49	1998	Director
Gary Vause	64	1998	Director
Executive Officers			
Steve Gilbert	47	N/A	Executive Vice President & Chief Credit Officer
Dick Holtzclaw	44	N/A	Executive Vice President & Chief Financial Officer

Our Bylaws provide that the number of directors must fall within a range between 5 and 15, the exact number to be fixed by resolution of the board of directors. The board of directors has set the size of the board at 11 persons.

Directors are elected for a term of three years and until their successors have been elected and qualified. Our Bylaws provide that the terms of the directors be staggered such that approximately one-third of the total number of directors is elected each year.

There are no family relationships among any of our directors and executive officers. Mr. Don Hamilton, one of our directors, is not related to Mr. Ken Hamilton, one of our substantial shareholders (see "Security Ownership of Management and Certain Shareholders"). Mr. James A. McKellar, Sr. is the father of Mr. Chris McKellar, one of the founders and promoters of Valley Bank.

Directors

George A. Brizendine, Director. From 1972 to present Mr. Brizendine has been the owner of Brizendine Engineering, a structural design engineering firm. A 35-year resident of Nevada, he is a 1963 graduate of Arizona State University. Mr. Brizendine has served 12 years on the Nevada State Board of Registered Professional Engineers/Land Surveyors, including four years as Chairman.

Don Hamilton, Director. From 1970 to present, Mr. Hamilton has owned a group of Las Vegas childcare and preschool centers known as "Happy Days." Additionally he has been the owner and manager of a variety of businesses in the Las Vegas area for the past 30 years. Mr. Hamilton has also been involved in the management of political campaigns and various real estate development projects. He is a graduate of the University of Southern California.

Mary Hausch, Director. From 1991 to present Ms. Hausch has been an Assistant Professor in the Greenspun School of Communications at the University of Nevada, Las Vegas. A 1970 cum laude graduate of Ohio University, Ms. Hausch worked for more than ten years as Managing Editor of the Las Vegas Review Journal. She is a member of various boards and commissions and in 1986 received the first Media Woman of the Year Award from the Las Vegas Chamber of Commerce. In 1990 she was honored with the Governor's Business Excellence Award for Women.

Barry L. Hulin, President & CEO, Director. From June 1997 until October 1998, Mr. Hulin was President and CEO of Valley Bank (In Organization), during which time he led the organizing and capital raising effort for the proposed bank. From October 1998 to present Mr. Hulin has been President and CEO of Valley Bank and President and CEO of Valley Bancorp since its formation in May 2001. Mr. Hulin is a 1967 graduate of Rockford College in Rockford, Illinois. In 1983, he received a diploma from the American Bankers Association Schools for Corporate Bankers at Northwestern University. He has served in various capacities with banks in California, Washington and Alaska, where he was President of Alaska Mutual Bank and First Federal Bank. As CEO of Alaska Housing Finance Corporation from 1991 to 1993, he was responsible for managing a $5 billion housing finance agency with 200 employees.

Thomas J. Krob, Vice Chairman of the Board of Directors. From 1986 to February 2002, Mr. Krob was the owner of TJ Krob Consulting Engineers, Inc., an electrical engineering services firm. From February 2002 to present Mr. Krob has been the Principal Electrical Engineer of TJ Krob Consulting Engineers, Inc. After selling the business in February 2002, Mr. Krob is now responsible for the quality of electrical design and project review to ensure compliance with design parameters. Mr. Krob received his BS degree in 1972 from Iowa State University and is currently registered as a Professional Engineer in 10 states. Mr. Krob is active in the Boy Scouts, Las Vegas Rotary and the Salvation Army.

James A. McKellar, Sr., Director. From 1992 to present, Mr. McKellar has been a private investor. For 40 years prior to 1992 he was a developer of single-family homes as well as condominiums in San Diego, San Francisco and Las Vegas. Mr. McKellar is a graduate of Stanford Law School and Harvard Business School. He was a founding member of the Board of Directors of Scripps Bank in La Jolla, California in 1983 and served on several key board committees until the bank was sold to U.S. Bancorp in 2000.

Robert E. O'Connell, Chairman of the Board of Directors. From 1997 to present Mr. O'Connell has been a private investor. A 30-year resident of Las Vegas, he retired after 37 years of service with the J.C. Penney Company. He is currently a licensed real estate broker and is the holder of a Nevada restricted gaming license. Mr. O'Connell has long been active in the local community as a member of the board of directors of the Las Vegas Chamber of Commerce, President of the Nevada Association of Independent Businesses, President of the Las Vegas Rotary Club and President of the Boulder Dam Area Council of Boy Scouts of America. In February 2000, a corporation owned by Mr. O'Connell (LCVI) filed a petition for bankruptcy. The petition was filed in order to forestall foreclosure on a hotel facility owned by LCVI. Prior to the filing of the petition, the hotel facility, which was on leased land, was under contract for sale. The lessor of the real property withheld approval of the proposed sale, and the hotel was subsequently foreclosed upon. LCVI has initiated a lawsuit in connection with the matter. LCVI's losses were funded entirely by Mr. O'Connell personally, and no third party sustained any economic loss.

Dick Rottman, Director. From 1978 to present Mr. Rottman has been Chairman and CEO of A & H Insurance, Inc., an insurance agency in Reno, Nevada. Additionally, from 1994 to present he has been Chairman and CEO of Western Insurance Company, an insurance company in Reno, Nevada. From 1985 to present Mr. Rottman has also served as CEO of Bell United Insurance Company, a Reno, Nevada insurance company. A 1961 graduate of Arizona State University with a BS degree, Mr. Rottman also earned his MA and PhD degrees from the University of Pennsylvania. Mr. Rottman served as Insurance Commissioner for the State of Nevada from 1971 to 1978.

William E. Snyder, Director. From 1982 to present Mr. Snyder has been the owner of Tate & Snyder Architects in Henderson, Nevada. A 21-year resident of Nevada, Mr. Snyder served in Vietnam with the U.S. Army Corps of Engineers and was awarded the Bronze Star. He is a trustee of the Community College of Southern Nevada Foundation, trustee of the UNLV foundation, a member of the Blue Ribbon Commission on Educational Excellence and Youth Opportunity for the City of Henderson and is a recipient of the State of Nevada Silver Medal. In 1992 he was granted the prestigious Fellow of American Architects Award.

Dan H. Stewart, Director. From 1994 to present, Mr. Stewart has been the President and CEO of The LandWell Company, a land development company in Henderson, Nevada. A 1978 graduate of Brigham Young University, Mr. Stewart received his Masters degree in civil engineering in 1979 from Stanford University. A native Nevadan, Mr. Stewart is past President of the Associated General Contractors, and Chairman of the UNLV Engineering Advisory Council. He is also involved with the UNLV Academic Corporate Council, the UNLV Presidents Associates, the Las Vegas Founders Club, the Nevada Development Authority and the board of directors of the St. Rose Dominican Hospital Health Foundation.

Gary Vause, Director. From 1973 to present, Mr. Vause has been the owner of Lit'l Scholar Academy of Early Learning, which operates child care and pre-school facilities in several locations in Greater Las Vegas. A native of Las Vegas, Mr. Vause is a graduate of the University of Utah. Mr. Vause has long been active in local civic affairs including the Chamber of Commerce, Las Vegas Rotary Club, and various local, state and national childcare organizations.

Executive Officers

Steve Gilbert, Executive Vice President & Chief Credit Officer. From 1980 to 1997 Mr. Gilbert worked for Bank of America in Phoenix and Las Vegas in various capacities including commercial lending officer, collection supervisor and special assets officer. In 1998 Mr. Gilbert joined Valley Bank (In Organization) as Chief Credit Officer and established policies and procedures prior to the opening of Valley Bank in October 1998. Mr. Gilbert is a graduate of Arizona State University.

Dick Holtzclaw, Executive Vice President & Chief Financial Officer. From November 1992 to August 1998, Mr. Holtzclaw was Chief Financial Officer of IBEW Plus Credit Union in Las Vegas, Nevada. He was responsible for all financial reporting and management of the information technology function. Mr. Holtzclaw joined Valley Bank (In Organization) in August 1998 and assisted in establishing all financial systems, policies and procedures prior to the Valley Bank's opening in October 1998.

Mr. Holtzclaw received his MBA from the University of Georgia, is a Certified Public Accountant, a Certified Financial Planner and a Certified Credit Union Executive.

Remuneration of Directors and Officers

Directors. Non-employee directors of Valley Bank receive an annual fee of $2,000, except the Chairman, who receives an annual fee of $4,000. In addition, directors of Valley Bank receive a fee of $250 per board of directors' meeting attended and $150 per committee meeting attended. Directors receive no fees in connection with service as directors of Valley Bancorp. Directors are eligible to receive stock option grants under Valley Bancorp's Nonqualified Stock Option Plan, and each of the non-employee directors has been granted an option to purchase 2,750 shares pursuant to such Plan. See "Stock Option Plans."

Executive Officers. The following table sets forth compensation paid by Valley Bancorp to its three most highly paid executive officers during 2002.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Barry Hulin	President and Chief Executive Officer of Valley Bancorp and Valley Bank	$161,327
Steve Gilbert	Executive Vice President, Chief Credit Officer of Valley Bancorp and Valley Bank	$120,000
Dick Holtzclaw	Executive Vice President, Chief Financial Officer of Valley Bancorp and Valley Bank	$108,000
All Executive Officers as a group (3 persons)		$389,327

Employment Agreement. Valley Bank entered into a three-year employment agreement, dated as of March 22, 2000, with Barry L. Hulin, its President and Chief Executive Officer. In October 2002, the board of directors of Valley Bancorp approved the extension of the agreement for an additional three years, so that it will continue until six years following the effective date (that is, until March 22, 2006). The agreement was also amended to include Valley Bancorp as a party to the agreement. Under the employment agreement, if Mr. Hulin is terminated by Valley Bancorp and/or Valley Bank without cause (as defined in the agreement) or resigns from Valley Bancorp and/or Valley Bank with good reason (as defined in the agreement), he will receive a monthly termination payment for the longer of the remainder of the term under the agreement or 18 months. The termination payment will be an amount equal to the sum of (a) Mr. Hulin's monthly base salary in effect at the time his employment terminates and (b) one-twelfth (1/12) of his annual bonus for the year immediately preceding the year in which his employment terminates. For so long as Mr. Hulin is employed with Valley Bancorp and/or Valley Bank under the employment agreement or receiving any termination payments, he cannot become involved in any business in Clark County, Nevada, that competes with Valley Bancorp and/or Valley Bank.

Mr. Hulin will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to three times his highest W-2 income received from Valley Bancorp and/or Valley Bank over the preceding five years. If a change in control (as defined in the agreement) closes while Mr. Hulin is employed during the term, or if Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced while Mr. Hulin is employed within six months following expiration of the term, he will receive the change in control severance payment upon closing of the change in control. Alternatively, if Mr. Hulin's employment during the term is terminated by Valley Bancorp and/or Valley Bank without cause or if Mr. Hulin resigns with good reason, and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, he will receive the change in control severance payment upon the closing of such change in control, less the amount of any termination payments already received.

Change in Control Severance Agreements. Valley Bank has also entered into Change in Control Severance Agreements (the "Severance Agreements"), dated as of March 22, 2000, with Steve Gilbert, Valley Bank's Executive Vice President and Chief Credit Officer, Dick Holtzclaw, Valley Bank's Executive Vice President and Chief Financial Officer, and Sue Garland, Valley Bank's Senior Vice President, Operations. In October 2002, the board of directors of Valley Bancorp approved the amendment of the Severance Agreements so that they will apply to a change in control of either Valley Bancorp or Valley Bank.

The Severance Agreements are not employment agreements, and the officers are at-will employees of Valley Bank.

Under each officer's Severance Agreement, if a change in control closes while the officer is employed by Valley Bank, the officer will receive a lump-sum change in control severance payment in an amount equal to one and one-half (1.5) times his or her highest W-2 income received from Valley Bank over the preceding three years. If the officer is terminated without cause (as defined in the agreement) or if the officer resigns for good reason (as defined in the agreement), and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, the officer will receive the change in control severance payment upon the closing of such change in control.

Stock Option Plans

Employee Stock Option Plan. Valley Bank's board of directors adopted an Employee Stock Option Plan in December 1999, and the Plan was approved by Valley Bank's shareholders in January 2000. The Plan was adopted by Valley Bancorp in connection with its formation as a holding company. The Plan provides for the granting of stock options that are either Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NQ Options") for purposes of the Internal Revenue Code. The Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Valley Bancorp's shares (or the net book value, if that figure is higher) on the date of the grant.

The Plan is administered by our board of directors. The Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorps's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Plan.

Stock options are granted under the Plan upon the recommendation of the Directors' Compensation Committee after reviewing employee performance, performing peer group analysis, and discussions with our President and CEO regarding option grant levels necessary to attract and retain quality employees in a very competitive employment market. There are no predetermined payment amounts or schedules or formal performance criteria or formulas.

Stock options that have been granted to our executive officers under the Plan are described under "Stock Options" below.

Under the Plan, options for a total of 210,000 shares may be granted to key employees of Valley Bancorp and Valley Bank. Options to purchase 165,000 shares at were outstanding at December 31, 2002. Of such options, 122,994 vested 40% on the first anniversary of the date of grant and 20% on each of the following three anniversaries of the date of grant. The remaining 42,006 options vested 20% on the date of shareholder approval of the Plan, and 20% on each of the first four anniversaries of the date of grant. All options expire on the 10th anniversary of the date of grant. Of such options, 42,005 options are exercisable at $9.54 per share, and 122,995 options are exercisable at $8.00 per share.

Nonqualified Stock Option Plan. Valley Bank's board of directors adopted a Nonqualified Stock Option Plan (the "NQ Plan") in December 1999, and the NQ Plan was approved by Valley Bank's shareholders in January 2000. Like the Employee Stock Option Plan, the NQ Plan was adopted by Valley Bancorp when it became the holding company for Valley Bank. The NQ Plan provides for the granting of NQ Options to directors and incorporators of Valley Bancorp and Valley Bank. The exercise price for options granted under the NQ Plan must be no less than the fair market value of our shares (or the net book value, if that figure is higher) on the date of grant.

The NQ Plan is administered by our board of directors. The NQ Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorp's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the NQ Plan.

Under the NQ Plan, options for a total of 90,000 shares may be granted to directors and incorporators. Options to purchase 38,500 shares at $8.00 per share were outstanding at December 31, 2002. All such options were granted January 26, 2000, and expire January 26, 2003. Valley Bancorp anticipates that all of its directors and most of the incorporators of Valley Bank holding such options will exercise such options prior to their expiration.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of December 31, 2002, the number and percentage of shares of Valley Bancorp's outstanding common stock beneficially owned by (i) each of the three highest paid executive officers of Valley Bancorp; (ii) each of our directors; (iii) each person known to us to own 5% or more of Valley Bancorp's outstanding stock; and (iv) all executive officers and directors as a group. Neither Mr. James Koehler nor Mr. Ken Hamilton is a director or officer of Valley Bancorp. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

Beneficial Owner	Amount	Percent of Class
James A. McKellar, Sr.	144,574[1]	9.33%
James Koehler	137,500	8.89%

Beneficial Owner	Amount	Percent of Class
Ken Hamilton	85,525[2]	5.52%
William E. Snyder	48,537[3]	3.13%
Barry L. Hulin	47,794[4]	3.08 %
Dick Rottman	41,249[5]	2.67%
Steve Gilbert	30,623[6]	1.98 %
Gary Vause	30,319[7]	1.96%
Dick Holtzclaw	25,020[8]	1.61%
Dan H. Stewart	22,000[9]	1.42%
Thomas J. Krob	21,175[10]	1.37%
George A. Brizendine	20,900[11]	1.35%
Don Hamilton	20,625	1.33%
Robert E. O'Connell	16,500[12]	1.07%
Mary E. Hausch	14,574[13]	0.94%
All Directors and Executive Officers as a Group	483,890	31.23%
Total held by shareholders of 5% or more who are not Directors or Executive Officers	223,025	14.39%
TOTAL	706,915	45.62%

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(1) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes indirect ownership of 2,062 shares as to which the record owner is Associated Real Estate Development, over which Mr. McKellar has direct voting control. Includes 139,762 shares held in James A. McKellar Family Trust.

(2) Includes 85,525 shares held in Hamilton Family Trust.

(3) Includes 45,787 shares held in Snyder Family Trust.

(4) Includes 44,357 shares exercisable under Employee Stock Option Plan. Also includes 3,437 shares held as custodian by Dain Rauscher for I.R.A.

(5) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 38,362 shares over which Mr. Rottman has sole voting power.

(6) Includes 23,645 shares exercisable under Employee Stock Option Plan. Also includes 6,978 shares held as custodian by Dain Rauscher for I.R.A.

(7) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 27,569 shares held in Vause Family Trust.

(8) Includes 23,645 shares exercisable under Employee Stock Option Plan.

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(9) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 13,750 shares held in the name of Henry Stewart Family Trust of which Mr. Stewart is Trustee. Also includes 5,500 shares as to which the record owner is Basic Management, Inc., over which Mr. Stewart has voting power.

(10) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 4,675 shares held as custodian by Dan Rauscher for I.R.A. Also includes 13,750 shares held in Krob Family Investment Trust.

(11) Includes 2,750 shares exercisable under NQ Stock Option Plan.

(12) Includes 2,750 shares exercisable under NQ Stock Option Plan. Includes 13,750 shares held in O'Connell Family Trust.

(13) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 1,374 shares owned by minor children over which Ms. Hausch has voting power.

Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers." The shares included in the Security Ownership Table above as "exercisable within 60 days" with respect to Mr. Hulin are stock options exercisable at $8.00 per share (40,975 shares) and at $9.54 per share (3,382 shares) The shares included in the Security Ownership Table with respect to Messrs. Holtzclaw and Gilbert are stock options exercisable at $8.00 per share (20,565 shares as to each of them) and at $9.54 per share (3,080 as to each of them).

In addition to the shares subject to options included in the table above, Mr. Hulin has been granted options to purchase 10,244 shares at $8.00 per share, which vest on January 26, 2004. Further, Mr. Hulin has been granted options to purchase 5,073 shares at $9.54 per share, which vest in equal amounts of 1,691 shares on March 1st of the years 2004, 2005 and 2006.

In addition to the shares subject to options included in the table above, Mr. Holtzclaw has been granted options to purchase 5,179 shares at $8.00 per share, which vest on January 26, 2004. Further, Mr. Holtzclaw has been granted options to purchase 4,620 shares at $9.54 per share, which vest in equal amounts of 1,540 shares on March 1st of the years 2004, 2005 and 2006.

In addition to the shares subject to options included in the table above, Mr. Gilbert has been granted options to purchase 5,179 shares at $8.00 per share, which vest on January 26, 2004. Further, Mr. Gilbert has been granted options to purchase 4,620 shares at $9.54 per share, which vest in equal amounts of 1,540 shares on March 1st of the years 2004, 2005 and 2006.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of Valley Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Valley Bank in the ordinary course of its business, and Valley Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Valley Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At December 31, 2001, and December 31, 2000, officers and directors of Valley Bank, or companies in which they have 10% or more of beneficial interest, were indebted to Valley Bank in the aggregate amount of $2,538,139 and $2,629,798, respectively, in connection with the banking transactions referred to above. At December 31, 2002, loans to officers and directors totaled $2,942,626. All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Compliance

In order to assure that we are in compliance with the laws and regulations that apply to our operations, including those summarized below, we employ a compliance officer, and we engage an independent compliance auditing firm. We are regularly reviewed by the FDIC and the Nevada Department of Business and Industry, Financial Institutions Division (the "Nevada FID"), during which reviews such agencies assess our compliance with applicable laws and regulations. Based on the assessments of our outside compliance auditors and the FDIC and Nevada FID, we believe that we materially comply with all of the laws and regulations that apply to our operations.

Significant Changes In Banking Laws And Regulations

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Federal Bank Holding Company Regulation

General. Valley Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Valley Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Valley Bancorp's ability to obtain funds from Valley Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Valley Bancorp nor Valley Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Valley Bancorp is expected to act as a source of financial and managerial strength to Valley Bank. This means that Valley Bancorp is required to commit, as necessary, resources to support Valley Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Nevada corporation, Valley Bancorp is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Valley Bank

General. Valley Bank is a Nevada chartered commercial bank with deposits insured by the FDIC. As a result, Valley Bank is subject to supervision and regulation by the Nevada FID and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders' equity actually paid in. As of December 31, 2001, Valley Bank's lending limit was approximately $3 million.

Control of Financial Institutions. No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws. Nevada banking laws further require that changes in ownership of 10% or more of a bank's outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank's voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) limits lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Nevada has enacted "opting in" legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

Valley Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Valley Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

The principal source of Valley Bancorp's cash reserves is dividends received from Valley Bank. Nevada law imposed certain restrictions on a bank's ability to pay dividends and prohibits a bank from paying dividends if doing so would reduce its stockholders' equity below its initial stockholders' equity. In addition, a bank may not pay cash dividends if doing so would reduce its capital below minimum applicable federal capital requirements. See "Capital Adequacy" below for a discussion of the applicable federal capital requirements.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

The adequacy of an institution's capital is gauged primarily with reference to the institution's risk weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk based ratio and a total risk based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk based ratio of 4% and a minimum total risk based ratio of 8%.

The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions which are deemed to be "undercapitalized," depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal

Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Enactment of Sarbanes-Oxley Act of 2002

Congress recently enacted the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"), which went into effect on July 30, 2002. The Sarbanes Act and regulations adopted by the Securities and Exchange Commission as required by the Sarbanes Act, implement a wide variety of measures designed to improve corporate governance and accountability, including new requirements for audit committees, new requirements for disclosure controls and procedures, and officer certification requirements. These measures apply only to companies registered under the Securities Exchange Act of 1934, and thus do not directly apply to Valley Bancorp. However, it is possible that federal or state regulatory agencies may in the future adopt new corporate governance requirements, with objectives similar to those of the Sarbanes Act, that do apply to Valley Bancorp. In any event, the enactment of the Sarbanes Act will likely result in enhanced corporate governance standards for all companies, including Valley Bancorp.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 3,250,000 shares of stock. 2,750,000 of such authorized shares are common stock, par value $0.73 per share, and 500,000 of such authorized shares are preferred stock, par value $1.00 per share. There were 1,438,130 shares of common stock issued and outstanding at December 31, 2002. In addition, options for 203,500 shares have been granted, but have not been exercised, pursuant to our Employee Stock Option Plans and Director Stock Option Plan. Approximately 45,000 shares remain available for future grant to our employees pursuant to the Employee Stock Option Plan and 40,500 shares remain available for future grant to directors pursuant to the Director Stock option Plan. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

No shares of preferred stock are currently issued and outstanding.

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Articles of Incorporation, Bylaws and Nevada law. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Commissioner of Financial Institutions Division for the State of Nevada, if such approval is required, our Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of our outstanding voting shares. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Preferred Stock

No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. When and if preferred stock is authorized for issuance, the board of directors is authorized to determine the voting rights, dividend rights, dividend rates, conversion and/or redemption rights, liquidation preferences and other terms of any series of preferred stock, as well as the number of shares constituting any series of preferred stock.

Among the rights and preferences that the board of directors may establish with respect to the preferred stock are cumulative or noncumulative dividend rights, dividend rights in preference to the dividend rights of holders of common stock, redemption rights or rights of conversion into other securities of Valley Bancorp, voting rights, and other rights and provisions as the board of directors deems advisable. The board of directors is authorized to establish such rights and preferences, and to cause the preferred stock to be issued, without the approval of the holders of Valley Bancorp's common stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized. Our Bylaws provide that action may be taken or ratified, without a meeting, by shareholders holding the percentage of the voting power required to take such action, by written consent if such writing is filed with our secretary.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Valley Bank. See "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Valley Bancorp) to acquire unissued shares of capital stock of Valley Bancorp.

Other Rights

The shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of Valley Bancorp common stock are fully paid and non-assessable.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for Valley Bancorp within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and officers to Valley Bancorp or our shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, a knowing violation of law, or payment of an unlawful distribution. These provisions do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Valley Bancorp pursuant to the foregoing provisions, Valley Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Defensive Provisions of Nevada Law

Certain provisions of the Nevada Revised Statutes, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders' shares. Valley Bancorp is subject to the NRS provisions which are commonly referred to as Nevada's "business combination law" (codified in NRS Sections 78.411 through 78.444) (the "BCL"). Valley Bancorp has not opted out of the NRS provisions which are commonly referred to as the "control share law" (codified in NRS Sections 78.378 through 78.3793) (the "CSL") and, therefore, became subject to the CSL when it had 200 or more shareholders of record, at least 100 of whom are in Nevada.

The BCL provides, among other things, for restrictions on business "combinations" (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an "interested stockholder" because such person (i) has acquired ten percent or more of the voting power of the corporation's shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified prescribed by the BCL unless certain prior approvals by the corporation's board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation's board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

The CSL provides, among other things, that a person (individually or in association with others) who acquires a "controlling interest" (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the "control shares" only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

EXPERTS

The financial statements as of and for the years ending December 31, 2001 and 2000 of Valley Bancorp and Subsidiary included in this Offering Circular, have been audited by McGladrey & Pullen, LLP, independent auditors, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

Graham & Dunn, P.C., Seattle, Washington, has advised Valley Bancorp in connection with certain banking and securities law aspects of the offering. Stephens, Gourley & Bywater, Las Vegas, Nevada, has advised Valley Bancorp in connection with certain matters related to Nevada law in connection with the offering.

VALLEY BANCORP

INDEX TO FINANCIAL STATEMENTS

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
September 30, 2002
(Unaudited)

ASSETS	
Cash and due from banks	$ 2,577,195
Federal funds sold	19,745,000
Cash and cash equivalents	22,322,195
Interest-bearing deposits at other financial institutions	5,941,000
Securities available for sale	1,005,793
Loans, net of allowance for loan losses of $1,226,639 for 2002 and $946,929 for 2001 (Note 2)	106,634,718
Premises and equipment, net	3,117,499
Other real estate owned	648,000
Accrued interest receivable	436,390
Deferred taxes, net	106,227
Other assets	197,475
Total assets	$ 140,409,297
LIABILITIES AND STOCKHOLDERS' EQUITY	
Deposits:	
Non-interest bearing demand	$ 12,526,881
Interest bearing:	
Demand	37,643,236
Savings	6,814,257
Time, $100,000 and over	25,664,614
Other time	45,770,020
Total deposits	128,419,008
Accrued interest payable and other liabilities	850,943
Total liabilities	129,269,951
Commitments and Contingencies (Note 3)	
Stockholders' Equity (Note 4)	
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding	-
Common stock, $0.73 par value, 2,750,000 shares authorized	1,045,820
Surplus	10,051,569
Retained earnings (accumulated deficit)	46,575
Accumulated other comprehensive income (loss)	(4,618)
Total stockholders' equity	11,139,346
Total liabilities and stockholders' equity	$ 140,409,297

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Nine Months Ended September 30, 2002 and 2001
(Unaudited)

	2002	2001
Interest income on:		
Loans	$ 6,144,501	$ 5,700,901
Securities available for sale	34,640	28,114
Federal funds sold and interest-bearing deposits at other financial institutions	233,747	379,843
Total interest income	6,412,888	6,108,858
Interest expense on deposits	2,398,556	3,071,012
Net interest income	4,014,332	3,037,846
Provision for loan losses (Notes 2 and 3)	1,397,614	241,788
Net interest income after provision for loan losses	2,616,718	2,796,058
Other income:		
Service charges on deposit accounts	135,577	119,643
Other	19,753	25,883
	155,330	145,526
Other expense:		
Salaries and employee benefits	1,438,161	1,371,123
Equipment rentals, depreciation and maintenance	166,738	136,289
Occupancy	182,895	141,559
Data processing	185,178	107,302
Legal, professional and consulting	357,559	220,753
Advertising and public relations	63,466	99,221
Other	248,887	301,373
	2,642,884	2,377,620
Net income before income taxes	129,164	563,964
Income tax expense	37,777	54,113
Net income	$ 91,387	$ 509,851
Basic income per common share	$ 0.06	$ 0.36
Diluted income per common share	$ 0.06	$ 0.35

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Nine Months Ended September 30, 2002
(Unaudited)

Description	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001		1,429,911	$ 1,039,935	$ 10,032,766	$ (44,812)	$ 10,244	$ 11,038,133
Comprehensive income:							
Net income	$ 91,387	-	-	-	91,387	-	91,387
Other comprehensive income:							
Unrealized loss on securities, net of tax of $7,656	(14,862)	-	-	-	-	(14,862)	(14,862)
	$ 76,525						
Adjustment for fractional shares resulting from stock split		(31)	-	-	-	-	-
Stock options exercised		2,750	5,885	18,803	-	-	24,688
Balance, September 30, 2002		**1,432,630**	**$ 1,045,820**	**$ 10,051,569**	**$ 46,575**	**$ (4,618)**	**$ 11,139,346**

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2002 and 2001
(Unaudited)

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ **91,387**	$ 509,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	**161,299**	148,773
Deferred taxes	**80,325**	(78,625)
Net amortization of investment premium and discount	**1,221**	7,511
Provision for loan losses	**1,397,614**	241,788
Increase in accrued interest receivable	**(45,036)**	(44,720)
Increase in other assets	**(109,150)**	(19,113)
Increase in accrued interest payable and other liabilities	**361,345**	305,928
Net cash provided by operating activities	**1,939,005**	1,071,393
Cash Flows from Investing Activities:		
Net increase in loans	**(15,860,684)**	(22,655,286)
Net increase in interest bearing deposits at other financial institutions	**(3,267,000)**	(3,077,000)
Purchase of securities available for sale	**(1,014,011)**	(1,750,881)
Proceeds from the maturities/sale of securities available for sale	**712,544**	2,395,000
Purchase of premises and equipment	**(318,141)**	(278,720)
Net cash used in investing activities	**(19,747,292)**	(25,366,887)
Cash Flows from Financing Activities:		
Net increase in deposits	**34,470,390**	17,226,244
Proceeds from issuance of common stock and stock options exercised	**24,688**	25,000
Net cash provided by financing activities	**34,495,078**	17,251,244
Increase (decrease) in cash and cash equivalents	**16,686,791**	(7,044,250)
Cash and cash equivalents, beginning of year	**5,635,404**	16,946,125
Cash and cash equivalents, end of period	$ **22,322,195**	$ 9,901,875
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ **2,409,176**	$ 3,105,991
Cash payments for taxes	$ **141,518**	$ 70,625

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Valley Bancorp and Subsidiary (collectively the "Bank") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial condition and results of operations required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of results have been included. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

The interim consolidated financial statements include the accounts of Valley Bancorp and its wholly owned subsidiary, Valley Bank. Intercompany balances and transactions have been eliminated. The results of the interim period ended September 30, 2002 are not necessarily indicative of the results expected for the year ending December 31, 2002.

Note 2. Loans

The composition of the Bank's loan portfolio at September 30, 2002 was as follows:

Commercial, financial and industrial	$ 23,127,000
Real Estate:	
Commercial	50,508,000
Construction and land development	28,024,000
Residential	5,589,000
Consumer	1,077,000
	108,325,000
Deduct:	
Unearned net loan fees	(463,643)
Allowance for loan losses	(1,226,639)
	$ 106,634,718

VALLEY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Loans (continued)

Changes in the allowance for loan losses for the nine months ended September 30, 2002 were as follows:

Balance, beginning	$ 946,929
Provision for loan losses	1,397,614
Recoveries of amounts charged off	200
Less amounts charged off	(1,118,104)
Balance, ending	$ 1,226,639

Information about impaired loans follows:

Total impaired loans	$ 200,000
Related allowance for loan losses	$ 135,000
Average balance during the period (based on month-end balances)	$ 828,000
Interest income recognized on impaired loans	$ 20,146

Note 3. Commitments and Contingencies

Commitments

In June 2002, the Bank entered into an agreement to purchase a building for $1,300,000, with the intention of opening an additional branch. In connection with the agreement, the Bank assumed promissory note from the seller for approximately $550,000. The note is secured by the property and guaranteed by the seller.

The note is due in monthly installments of approximately $6,100, including interest at 7.13%, through July 2013. The Bank is subject to a prepayment penalty if the note is paid in full prior to April 2013.

The transaction closed in October 2002.

Contingencies

The Bank has initiated legal proceedings against various parties in connection with certain loan losses it incurred during the period ended September 30, 2002. The lawsuit alleges, among other things, breach of contract and fraud. The lawsuit is in preliminary stages, and pre-trial discovery has not begun. Although management believes the lawsuit has substantial merit, and intends to vigorously pursue the case, they are not able at this time to predict the ultimate effect of this litigation on the Bank's financial position or results of operations.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Commitments and Contingencies (continued)

Contingencies (continued)

One of the defendants in the above lawsuit has counterclaimed against the Bank, alleging among other things wrongful interference with prospective economic advantage and defamation causing damage to the defendant and is seeking $5 million from the Bank. Although no discovery has taken place with respect to the counterclaim, the Bank denies the allegations and intends to vigorously defend the counterclaim. The Bank has not recorded any provision related to this claim.

At September 30, 2002, the Bank was a defendant in a lawsuit alleging breach of an equipment lease agreement. The plaintiff sought approximately $427,000 in damages, plus fees and costs. The Bank counterclaimed against the plaintiff, alleging among other things, breach of contract, breach of contractual rights of assignment, breach of express warranty and breach of contract-good faith and fair dealing. In December 2002, the lawsuit was settled in mediation for $85,000, of which approximately $20,000 was included in accrued expenses as of September 30, 2002.

In addition, in the normal course of business, the Bank is involved in various other legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Note 4. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's capital amounts and ratios are substantially the same as the Bank. The Bank's actual capital amounts and ratios are presented in the following table:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Regulatory Capital Requirements (continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Total Capital (to Risk Weighted Assets)	$ 12,310,000	10.5%	$ 9,366,000	8%	$ 11,708,000	10%
Tier I Capital (to Risk Weighted Assets)	$ 11,083,000	9.5%	$ 4,683,000	4%	$ 7,025,000	6%
Tier I Capital (to Average Assets)	$ 11,083,000	8.2%	$ 5,415,000	4%	$ 6,768,000	5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank's stockholders' equity and allowance for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $7,519,000 of the Bank's stockholders' equity was restricted at September 30, 2002.





INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Valley Bancorp
Henderson, Nevada

We have audited the accompanying consolidated balance sheets of Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey + Pullen, LLP

Las Vegas, Nevada
February 6, 2002

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 2,170,404	$ 2,556,125
Federal funds sold	3,465,000	14,390,000
Cash and cash equivalents	5,635,404	16,946,125
Interest-bearing deposits at other financial institutions	2,674,000	2,173,000
Securities available for sale (Note 2)	728,065	3,390,310
Loans, net of allowance for loan losses of $946,929 for 2001 and $721,749 for 2000 (Notes 3, 7, 8 and 10)	92,171,648	64,603,398
Premises and equipment, net (Note 4)	2,960,657	2,854,926
Other real estate owned	648,000	-
Accrued interest receivable	391,354	470,798
Deferred taxes, net (Note 6)	178,896	117,541
Other assets	88,325	52,937
Total assets	$ 105,476,349	$ 90,609,035
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing demand	$ 8,922,427	$ 5,315,994
Interest bearing:		
Demand	27,223,003	17,124,177
Savings	5,351,634	4,095,685
Time, $100,000 and over (Note 5)	19,658,976	13,339,515
Other time (Note 5)	32,792,578	39,985,090
Total deposits	93,948,618	79,860,461
Accrued interest payable and other liabilities	489,598	400,215
Total liabilities	94,438,216	80,260,676
Commitments and Contingencies (Note 7)		
Stockholders' Equity (Notes 9 and 11)		
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding	-	-
Common stock, par value of $0.727 for 2001, $0.80 for 2000; shares authorized, 2,750,000 in 2001, 2,500,000 in 2000	1,039,935	1,037,935
Surplus	10,032,766	10,009,766
Accumulated deficit	(44,812)	(701,713)
Accumulated other comprehensive income	10,244	2,371
Total stockholders' equity	11,038,133	10,348,359
Total liabilities and stockholders' equity	$ 105,476,349	$ 90,609,035

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Interest income on:		
Loans	$ 7,488,462	$ 4,601,462
Securities available for sale	56,646	211,220
Federal funds sold and interest-bearing deposits at other financial institutions	422,500	768,989
Total interest income	7,967,608	5,581,671
Interest expense on deposits	3,907,124	3,085,496
Net interest income	4,060,484	2,496,175
Provision for loan losses (Note 3)	339,710	463,776
Net interest income after provision for loan losses	3,720,774	2,032,399
Other income:		
Service charges on deposit accounts	133,874	59,452
Other	84,133	29,855
	218,007	89,307
Other expense:		
Salaries and employee benefits	1,809,038	1,125,643
Equipment rentals, depreciation and maintenance	187,868	147,002
Occupancy (Note 7)	197,895	109,580
Data processing	155,084	105,578
Legal, professional and consulting	123,179	74,160
Advertising and public relations	121,283	70,077
Other	591,140	352,894
	3,185,487	1,984,934
Net income before income taxes	753,294	136,772
Income tax expense (benefit) (Note 6)	96,393	(117,541)
Net income	$ 656,901	$ 254,313
Basic income per common share	$ 0.46	$ 0.20
Diluted income per common share	$ 0.45	$ 0.20

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

Description	Comprehensive Income	Common Stock Shares	Common Stock Amount	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999		744,780	$ 744,780	$ 6,703,020	$ (956,026)	$ (1,577)	$ 6,490,197
Effect of five-for-four stock split		186,204	-	-	-	-	-
Comprehensive income:							
Net income	$ 254,313	-	-	-	254,313	-	254,313
Other comprehensive income:							
Unrealized gain on securities	3,948	-	-	-	-	3,948	3,948
	$ 258,261						
Issuance of 366,435 shares of common stock, net of offering costs of $64,449		366,435	293,155	3,306,746	-	-	3,599,901
Balance, December 31, 2000		1,297,419	1,037,935	10,009,766	(701,713)	2,371	10,348,359
Effect of eleven-for-ten stock split		129,742	-	-	-	-	-
Comprehensive income:							
Net income	$ 656,901	-	-	-	656,901	-	656,901
Other comprehensive income:							
Unrealized gain on securities net of tax of $5,277	7,873	-	-	-	-	7,873	7,873
	$ 664,774						
Stock options exercised (Note 11)		2,750	2,000	23,000	-	-	25,000
Balance, December 31, 2001		**1,429,911**	**$ 1,039,935**	**$ 10,032,766**	**$ (44,812)**	**$ 10,244**	**$ 11,038,133**

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income	$ **656,901**	$ 254,313
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	**200,953**	159,484
Deferred taxes	**(66,632)**	(117,541)
Net amortization of investment premium and discount	**(10,014)**	(164,538)
Provision for loan losses	**339,710**	463,776
(Increase) decrease in accrued interest receivable	**79,444**	(266,048)
Increase in other assets	**(35,388)**	(22,023)
Increase in accrued interest payable and other liabilities	**89,383**	219,327
Net cash provided by operating activities	**1,254,357**	526,750
Cash Flows from Investing Activities:		
Net increase in loans	**(28,555,960)**	(35,174,851)
Net increase in interest bearing deposits at other financial institutions	**(501,000)**	(1,080,000)
Purchase of securities available for sale	**(4,209,591)**	(13,209,469)
Proceeds from the maturities of securities available for sale	**4,395,000**	10,766,000
Proceeds from the sale of securities available for sale	**2,500,000**	2,256,317
Purchase of premises and equipment	**(306,684)**	(146,599)
Net cash used in investing activities	**(26,678,235)**	(36,588,602)
Cash Flows from Financing Activities:		
Net increase in deposits	**14,088,157**	47,329,135
Proceeds from issuance of common stock and stock options exercised	**25,000**	3,599,901
Net cash provided by financing activities	**14,113,157**	50,929,036
Increase (decrease) in cash and cash equivalents	**(11,310,721)**	14,867,184
Cash and cash equivalents, beginning of year	**16,946,125**	2,078,941
Cash and cash equivalents, end of year	$ **5,635,404**	$ 16,946,125
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ **3,942,103**	$ 2,890,466
Cash payments for taxes	$ **130,000**	$ -
Supplemental Disclosure of Noncash Activity		
Other real estate acquired in settlement of loans	$ **648,000**	$ -

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Valley Bancorp (the Company) is a bank holding company that provides a full range of banking services to commercial and consumer customers through its wholly owned subsidiary, Valley Bank (the Bank), a Nevada state chartered bank. These entities are collectively referred to herein as the Bank. Segment information is not presented since principally all of the Bank's revenues are attributable to one reportable segment. The Bank's business is concentrated in Southern Nevada and is subject to the general economic conditions of this area.

A summary of the significant accounting policies utilized by the Company and the Bank are as follows:

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation and exchange of common stock

During the year ended December 31, 2001, stockholders of Valley Bank exchanged their common stock in Valley Bank for common stock in the newly formed holding company, Valley Bancorp.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Valley Bank, and reflect the historical carrying amounts in a manner similar to pooling of interest accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Bank and deposits are reported net.

The Bank maintains amounts due from banks, which at times may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Securities available for sale

Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans, prior loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits and current economic conditions that may affect the borrower's ability to pay. Due to the credit concentration of the Bank's loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC) and the Financial Institutions Division of the Department of Business and Industry of the State of Nevada, as an integral part of their examination process, periodically reviews the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield. The Bank is generally amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer's unused line of credit are recognized over the commitment period.

Premises and equipment

Land is stated at cost. Building, equipment and furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five to ten years for equipment and furniture and fixtures and 40 years for the building.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in the valuation allowance are included in loss on foreclosed real estate.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences; and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Income per share

Components used in computing income per share for the year ended December 31, 2001 are summarized as follows:

	Income (Numerator)	Shares (Denominator)	Per-share Amount
Basic Income Per Share			
Income available to common stockholders	$ 657,000	1,428,505	$ 0.46
Effect of Dilutive Securities			
Options	-	38,631	(0.01)
Diluted Income Per Share			
Income available to common stockholers plus assumed conversions	$ 657,000	1,467,136	$ 0.45

Components used in computing income per share for the year ended December 31, 2000 are summarized as follows:

	Income (Numerator)	Shares (Denominator)	Per-share Amount
Basic Income Per Share			
Income available to common stockholders	$ 254,000	1,245,656	$ 0.20
Effect of Dilutive Securities			
Options	-	23,310	-
Diluted Income Per Share			
Income available to common stockholers plus assumed conversions	$ 254,000	1,268,966	$ 0.20

Off-balance-sheet instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Stock split

On January 15, 2002, the Bank's Board of Directors approved an 11-for-10 common stock split which reduced the par value of the Bank's common stock from $0.80 per share to $0.73 per share and resulted in the issuance of 129,742 additional shares.

On January 26, 2000, the Bank's Board of Directors approved a 5-for-4 common stock split which reduced the par value of the Bank's common stock from $1.00 per share to $0.80 per share and resulted in the issuance of 186,204 additional shares.

The earnings per common share for the years ended December 31, 2001 and 2000 have been retroactively adjusted as if the splits occurred on January 1, 2000.

Fair value of financial instruments

Financial Accounting Standards Board (FASB) Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2001 or 2000. The estimated fair value amounts for 2001 and 2000 have been measured as of their year end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.

The information in Note 13 should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank's assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank's disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Bank in estimating the fair values of its financial instruments:

Cash and cash equivalents and interest-bearing deposits at other financial institutions

The carrying amounts reported in the balance sheet for cash and due from banks, federal funds sold and interest-bearing deposits at other financial institutions approximate their fair value.

Fair value of financial instruments (continued)

Securities available for sale

Fair value for securities available for sale are based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security. Carrying amounts approximate fair value for securities available for sale.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 77% and 73% of the loan portfolio at December 31, 2001 and 2000, respectively. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the balance sheet for accrued interest receivable and payable approximate their fair value.

Deposit liabilities

The fair value disclosed for demand and savings deposits approximate their carrying amounts, which represent the amount payable on demand. The carrying amount for variable rate certificates of deposit approximate their fair value. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Off-balance-sheet instruments

Fair value for off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Securities Available for Sale

Carrying amounts and the estimated fair value of securities available for sale as of December 31, 2001 and 2000 have been summarized as follows:

	2001			
	Amortized Cost	**Unrealized Gains**	**Unrealized (Losses)**	**Fair Value**
U.S. Treasury Securities	**$ 712,544**	**$ 15,521**	**$ -**	**$ 728,065**

	2000			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
U.S. Government Agencies	$ 1,392,657	$ 820	$ -	$ 1,393,477
Commercial Paper and Other	1,995,282	1,551	-	1,996,833
	$ 3,387,939	$ 2,371	$ -	$ 3,390,310

All securities available for sale as of December 31, 2001 mature in one year or less. There were no realized gains or losses for the year ended December 31, 2001 and realized gains were insignificant for the year ended December 31, 2000.

Note 3. Loans

The composition of the Bank's loan portfolio at December 31 was as follows:

	2001	2000
Commercial, financial and industrial	**$ 29,310,000**	$ 20,756,000
Real Estate:		
Commercial	**45,073,000**	27,716,000
Construction and land development	**14,395,000**	14,991,000
Residential	**3,869,000**	1,938,000
Consumer	**1,002,000**	366,000
	93,649,000	65,767,000
Deduct:		
Unearned net loan fees	**(530,423)**	(441,853)
Allowance for loan losses	**(946,929)**	(721,749)
	$ 92,171,648	$ 64,603,398

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Loans (continued)

Changes in the allowance for loan losses were as follows:

	2001	2000
Balance, beginning	$ 721,749	$ 259,071
Provision for loan losses	339,710	463,776
Less amounts charged off	(114,530)	(1,098)
Balance, ending	$ 946,929	$ 721,749

Information about impaired loans as of and for the years ended December 31 was as follows:

	2001	2000
Total impaired loans	$ 2,265,196	$ 636,739
Related allowance for loan losses	$ 30,616	$ 95,511
Average balance during the year (based on month-end balances)	$ 2,169,000	$ 700,771
Interest income recognized on impaired loans	$ 95,062	$ 63,363

Note 4. Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation at December 31 were as follows:

	2001	2000
Land	$ 935,635	$ 935,635
Building and improvements	1,340,797	1,306,321
Equipment	643,234	437,562
Furniture, fixtures and other	473,244	406,706
	3,392,910	3,086,224
Less accumulated depreciation	(432,253)	(231,298)
	$ 2,960,657	$ 2,854,926

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Deposits

At December 31, 2001 the scheduled maturities of time certificates were as follows:

Three months or less	$ 9,066,287
Over three months through one year	41,252,919
Over one year through three years	1,887,910
Over three years	244,438
	$ 52,451,554

Note 6. Income Tax Matters

The provision for federal income taxes is comprised of the following for the years ended December 31, 2001 and 2000:

	2001	2000
Current	**$ 163,025**	$ -
Deferred tax benefit	**(66,632)**	(117,541)
	$ 96,393	$ (117,541)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2002 and 2001 due to the following:

	2001	2000
Computed "expected tax expense"	**$ 264,000**	$ 48,000
Increase (decrease) in income taxes resulting from:		
Valuation allowance	**(158,000)**	(166,000)
Other	**(9,607)**	459
	$ 96,393	$ (117,541)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Income Tax Matters (continued)

The cumulative tax effects of the primary temporary differences which created deferred tax assets and liabilities at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 295,000	$ 211,000
Development stage costs	29,000	46,000
Net operating loss carryforwards	-	157,000
Total deferred tax assets	324,000	414,000
Deferred tax liabilities:		
Accrual to cash conversion	8,000	46,000
Premises and equipment	111,000	77,000
Securities available for sale	5,277	-
Other	20,827	15,000
Total deferred tax liabilities	145,104	138,000
Net deferred tax asset	178,896	276,000
Less valuation allowance	-	(158,459)
	$ 178,896	$ 117,541

The Bank had a $324,000 valuation allowance as of December 31, 1999. As of December 31, 2000, the valuation allowance decreased by approximately $166,000. The Bank recorded a net deferred tax asset of approximately $118,000 as of December 31, 2000. As of December 31, 2001, the valuation allowance decreased by approximately $158,000 and no valuation allowance was considered necessary as management believes it is more likely than not the deferred tax assets will be realized.

Note 7. Commitments and Contingencies

Contingencies

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Note 7. Commitments and Contingencies (continued)

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amount of the Bank's exposure to off-balance-sheet risk from commitments to extend credit at December 31, 2001 and 2000 is $16,418,000 and $16,599,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Lease commitments

In 2001, the Bank entered into a non-cancelable operating lease expiring in five years. The Bank opened an additional branch in the leased space. The lease includes two renewal option periods for five years each. The agreement requires monthly rental payments of approximately $7,120 for the first year with an escalation clause for the subsequent years.

Total rental expense from this operating lease for the year ended December 31, 2001 was approximately $71,000. At December 31, 2001, the future annual minimum lease payments under this operating lease are as follows:

Years Ending December 31,:	
2002	$ 87,048
2003	89,542
2004	91,596
2005	94,090
2006	15,754
	$ 378,030

Note 7. Commitments and Contingencies (continued)

Financial instruments with concentrations of credit risk

Concentration by geographic location

The Bank makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At December 31, 2001 and 2000, real estate loans accounted for approximately 68% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Bank's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Bank is willing to take. The Bank's loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers. Less than 6% and 3% of the Bank's loan portfolio was unsecured at December 31, 2001 and 2000, respectively.

A substantial portion of the Bank's customers' ability to honor their contracts is dependent on the economy in the area. The Bank's goal is to continue to maintain a diversified loan portfolio which requires the loans to be well collateralized and supported by cash flows.

Employment and severance agreements

The Bank entered into a three year employment agreement with its president commencing on March 22, 2000. In the event the Bank terminates the employment of the president without cause, or upon change in control of the Bank, the Bank may be liable for a payment as outlined in the employment agreement. In addition, the Bank entered into severance agreements with three executive officers, whereby upon change in control of the Bank, the Bank may be liable for a payment as outlined in the severance agreements.

Note 8. Other Borrowed Funds

The Bank has entered into an agreement under which it can purchase up to $2,500,000 of Federal funds. The interest rate charged on borrowings is determined by the lending institution at the time of borrowings. The line is unsecured and the agreement can be terminated by the lending institution at any time. There were no balances outstanding under this agreement at December 31, 2001 or 2000.

The Bank has also entered into an agreement under which it can obtain short term advances from the Federal Reserve Bank. The interest rate charged on advances is determined by the Federal Reserve Bank at the time of the advances. Advances are collateralized by 60% of certain qualifying commercial real estate loans. Loans available for collateralization totaled approximately $7,165,000 and $7,773,000 at December 31, 2001 and 2000, respectively. The agreement can be terminated by the Federal Reserve Bank at any time. There were no balances outstanding under this agreement at December 31, 2001 or 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's capital amounts and ratios are substantially the same as the Bank. The Bank's actual capital amounts and ratios as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	**$ 11,937,000**	**12.3%**	**$ 7,757,000**	**8%**	**$ 9,697,000**	**10%**
Tier I Capital (to Risk Weighted Assets)	**$ 10,990,000**	**11.3%**	**$ 3,879,000**	**4%**	**$ 5,818,000**	**6%**
Tier I Capital (to Average Assets)	**$ 10,990,000**	**10.2%**	**$ 4,292,000**	**4%**	**$ 5,364,000**	**5%**
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$ 11,069,000	15.0%	$ 5,903,000	8%	$ 7,379,000	10%
Tier I Capital (to Risk Weighted Assets)	$ 10,346,000	14.0%	$ 2,952,000	4%	$ 4,427,000	6%
Tier I Capital (to Average Assets)	$ 10,346,000	12.5%	$ 3,311,000	4%	$ 4,138,000	5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank's stockholders' equity and allowance for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $5,732,000 and $3,298,000 of the Bank's stockholders' equity was restricted at December 31, 2001 and 2000, respectively.

Note 10. Transactions with Related Parties

The Bank has had and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non related parties.

Aggregate loan transactions with related parties during the year ended December 31, 2001 and 2000 were as follows:

	2001	2000
Balance, beginning	$ 2,629,798	$ 2,052,670
New loans	50,000	613,814
Repayments	(141,659)	(36,686)
Balance, ending	$ 2,538,139	$ 2,629,798

None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to related parties that were considered classified loans at December 31, 2001 and 2000.

Note 11. Stock Option Plan

During the year ended December 31, 2000, the Bank adopted an Incentive Stock Option Plan and a Nonqualified Stock Option Plan (the "Plans") under which options to acquire common stock of the Bank may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans, as amended, allow for the granting of 165,000 incentive and 51,563 nonqualifying options as those terms are defined in the Internal Revenue Code.

The Plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than ten years and an option price not less than the fair market value of the stock on the date of grant.

Note 11. Stock Option Plan (continued)

The Bank applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Bank's stock-based compensation plan been recorded based on the fair value at the grant dates for awards under the Plan consistent with the method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Bank's net income for the years ended December 31, 2001 and 2000 would have been adjusted to the proforma amount indicated below:

	2001	2000
Net income:		
As reported	**$ 656,901**	$ 254,313
Proforma	**$ 566,000**	$ 144,000

The proforma compensation cost was estimated using the minimum value method for options granted with the following assumptions:

	2001		2000	
	Incentive Stock Options	**Nonqualified Stock Options**	Incentive Stock Options	Nonqualified Stock Options
Fair value per optional share	**$ 3.00**	**$ 1.00**	$ 3.00	$ 1.00
Expected life (years)	**7**	**2**	7	2
Risk-free interest rate	**5.34%**	**3.31%**	6.13%	5.63%
Dividends rate	**None**	**None**	None	None

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Stock Option Plan (continued)

A summary of stock option activity for the years ended December 31 follows:

	2001		2000	
	Incentive Stock Options	Nonqualifying Stock Options	Incentive Stock Options	Nonqualifying Stock Options
Outstanding options, beginning of year	122,995	49,500	-	-
Granted	42,005	-	122,995	49,500
Exercised	-	(2,750)	-	-
Forfeited	-	-	-	-
Outstanding options, end of year	165,000	46,750	122,995	49,500
Options exercisable, end of year	49,198	46,750	24,599	49,500
Available to grant, end of year	-	2,063	42,006	2,063
Weighted-average exercise price:				
Outstanding options, end of year	$ 8.31	$ 8.31	$ 8.00	$ 8.00
Options granted, during the year	$ 9.55	$ -	$ 8.00	$ 8.00
Options exercised, during the year	$ -	$ 8.00	$ -	$ -
Options exercisable, end of year	$ 8.00	$ 8.00	$ 8.00	$ 8.00
Weighted-average expiration (in years)	8	1	9	2

All incentive options granted during the year ended December 31, 2001 expire ten years after the date of grant and have exercise prices of $9.55. All incentive options granted during the year ended December 31, 2000 expire ten years after the date of grant and have exercise prices of $8.00. All nonqualified stock options granted during the year ended December 31, 2000 expire three years after the date of grant and have exercise prices of $8.00.

Incentive stock options vest and become exercisable over a period of five years and nonqualified stock options are immediately exercisable upon grant.

Note 12. Employee Benefit Plan

During 1999, the Bank adopted a qualified 401(k) employee benefit plan for all eligible employees. The plan went into effect on January 1, 1999 and the first payroll deferral began April 1, 1999. Participants are able to defer between 1% and 15% of their annual compensation to a limit of $10,500.

The plan also provides a profit sharing component where the Bank can make a discretionary contribution to the plan, which is allocated based on the compensation of eligible employees. The Bank made no contributions to the plan during 2001 or 2000.

Note 13. Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ **2,170,404**	$ **2,170,000**	$ 2,556,125	$ 2,556,000
Federal funds sold	**3,465,000**	**3,465,000**	14,390,000	14,390,000
Interest-bearing deposits at other financial institutions	**2,674,000**	**2,674,000**	2,173,000	2,173,000
Securities available for sale	**728,065**	**728,000**	3,390,310	3,390,000
Loans, net	**92,171,648**	**92,952,939**	64,603,398	64,507,000
Accrued interest receivable	**391,354**	**391,000**	470,798	471,000
Financial liabilities:				
Deposits	**93,948,618**	**94,839,000**	79,860,461	80,667,000
Accrued interest payable	**283,230**	**283,000**	318,209	318,000

Interest rate risk

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Fair value of commitments

Loan commitments on which the committed fixed interest rate is less than the current market rate were also insignificant at December 31, 2001 and 2000.

SIGNATURES

The issuer has duly caused this amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on January 16, 2003.

VALLEY BANCORP

By:______________________
Barry L. Hulin, President and
Chief Executive Officer

In accordance with the requirements of Regulation A, this amendment to the offering statement has been signed by the following persons in the capacities indicated on January 16, 2003.

Signature	Capacity
Barry L. Hulin	President, Chief Executive Officer and Director (Principal Executive Officer)
Dick Holtzclaw	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)
/s/ George A. Brizendine* George A. Brizendine	Director
/s/ Don Hamilton* Don Hamilton	Director
/s/ Mary Hausch* Mary Hausch	Director
/s/ Thomas J. Krob* Thomas J. Krob	Director

/s/ James A. McKellar* James A. McKellar	Director
/s/ Robert O'Connell* Robert O'Connell	Chairman of the Board
______________________ Dick Rottman	Director
/s/ William E. Snyder* William E. Snyder	Director
/s/ Dan Stewart* Dan Stewart	Director
/s/ Gary Vause* Gary Vause	Director

*By: ______________________
Barry L. Hulin
Attorney-in-Fact

PART III
EXHIBITS

Item 1. **Index to Exhibits**

Item 2. **Description of Exhibits**

The following is a list and description of the exhibits filed as part of this Amendment No. 1 to Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description	Page No.
2.1	Articles of Incorporation of Valley Bancorp*	—
2.2	Bylaws of Valley Bancorp*	—
4.1	Form of Subscription Agreement*	—
6.1	1999 Employee Stock Option Plan, as amended*	—
6.2	Form of 1999 Employee Stock Option Plan Option Agreement*	—
6.3	1999 Nonqualified Stock Option Plan, as amended*	—
6.4	Form of 1999 Nonqualified Stock Option Plan Option Agreement*	—
6.5	Lease Agreement, Pahrump branch office, dated February 1, 2001	101
8.1	Plan and Agreement of Reorganization and Share Exchange*	—
8.2	Articles of Incorporation of Valley Bank*	—
8.3	Bylaws of Valley Bank*	—
10.1	Consent of Independent Certified Public Accountants	141
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)*	—
11.1	Opinion of Stephens, Gourley & Bywater regarding legality of the securities covered by the Offering Statement*	—
99.1	Form of Letter to Offerees*	—

*Previously submitted

RIDER

THE PROVISIONS OF THIS RIDER SHALL BE PARAMOUNT AND SHALL SUPERSEDE THE PRINTED PROVISIONS OF THIS LEASE AND ALL EXHIBITS NOTWITHSTANDING ANYTHING THEREIN TO THE CONTRARY. IN THE EVENT OF ANY CONFLICT, INTERPRETATION OR INCONSISTENCY, THE PROVISIONS OF THIS RIDER SHALL BE CONTROLLING:

As to Article II: Landlord shall give Tenant at least ten (10) days written notice of the date that the Premises will be ready for occupancy by Tenant. Such notice shall include:

(1) a statement that a Certificate or Certificates of Occupancy will have been issued by the appropriate governmental authorities for the public spaces of the Building and including Premises for the uses specified herein; and,

(2) a certificate by Landlord that all work to be done by Landlord in the Premises will have been or has been completed in accordance herewith by the Commencement Date, that all mechanical, heating, and ventilating equipment will have been tested and approved by the appropriate governmental authorities, that all utility connections have or will have been brought to the premises and that utility services are or will be available in the Premises by the Commencement Date.

Landlord shall make Premises available for communication wiring and equipment installation by Tenant at least fifteen (15) days prior to the Commencement Date.

Notwithstanding the date specified in the Lease for the commencement of the term, the term and Tenant's obligation to pay rent under the Lease shall not commence until Landlord shall have substantially completed all installations pursuant to the lease to be performed by Landlord for Tenant's occupancy and Tenant has accepted possession of the Premises.

Tenant's acceptance of possession of the Premises may be subject to a punch list of incomplete or incorrect improvement items. Landlord shall complete or correct the punch list items within thirty (30) days of submission of the punch list by Tenant.

As to Article III: Landlord shall not exercise any late charge or interest penalty unless and until Landlord shall have given to Tenant written notice and Tenant shall have failed to remedy such non-payment within five (5) days, provided, however, Landlord shall not be obligated to give written notice of non-payment more than two (2) times in any 12-month period.

As to Article IV: There shall be deducted from said Taxes the net amount of any refunds, after reasonable expenses, such refunds to be applied against said Taxes for the same calendar year to which the taxes apply.

The amount of special taxes or special assessments to be included shall be limited to the amount of the installments of special taxes or special assessments required to be paid during the calendar year in respect to which these special taxes or special assessments are to be determined; however, Landlord shall elect the longest period of time allowed by authority imposing the tax or assessments in which to pay installments of special taxes or special assessments and in no event shall such special taxes or special assessments be prorated over a period of less than five years.

State income tax (as presently constituted) or any local income tax (to the extend that it is not in lieu of real estate taxes) payable by Landlord shall not be included in Taxes, but shall be the sole responsibility of the Landlord. Taxes will not include any special assessments for capital improvements, which are incorporated in to the Building itself.

There shall be excluded from Taxes all federal income taxes, federal excess profits taxes, franchise, capital stock, and federal or state inheritance or estate taxes.

There shall be excluded from Taxes, taxes in connection with any major change in the Building such as adding or deleting floors.

As to Article VI: In addition to any other obligations contained in the Lease, Landlord shall maintain, repair, and replace as necessary the plumbing, heating, ventilating and air conditioning equipment, lighting and other electrical and mechanical equipment, sprinkler system, elevators, and glass (unless broken or damaged due to the negligence or acts of Tenant) within the Building of which the premises are a part, and make all other repairs or replacements which Tenant is not hereby required to make. Landlord shall maintain (including painting as necessary), repair and replace as necessary the exterior of the Building, including the roof, exterior walls, drains, eves troughs, downspouts, and gutters and shall provide lateral support and make all structural repairs to the Building. Landlord shall also maintain, repair, and replace as necessary the sewers, utility lines, driveways, sidewalks, Parking Areas, lighting, landscaping and fencing located on the Land and serving the Building. Landlord shall also maintain, repair, and replace as necessary the exterior lighting at all customer and employee entrances, doors, and, if applicable, at the night depository. If Landlord fails to commence to make any repairs to the Premises which Landlord is required to make within ten (10) days after receipt of written notice from Tenant of the need therefore, or if Landlord fails to diligently proceed to complete such repairs after commencing such repairs, Tenant shall have the right (but not an obligation) to make such repairs on behalf of Landlord and Landlord shall promptly reimburse Tenant for the reasonable costs incurred by Tenant.

Except in the event of an emergency, Landlord's Right of Access shall be permitted only (a) upon reasonable written notice to Tenant; (b) at such times as may be approved by Tenant; and (c) in such a manner as to cause the minimum disruption to Tenant's employees and business activities on the Premises.

As to Article VIII: In the event the Building or Premises shall be destroyed or rendered untenantable, either in whole or in part, Landlord may, at its option, restore the Building and Premises to the condition existing just prior to the casualty and Tenant's rent for the Premises shall abate until the Building and Premises have been fully restored or this Lease has been terminated.

Within thirty (30) days of the date of the casualty, Landlord shall give Tenant written notice indicating whether or not Landlord will restore the Building and Premises. If Landlord elects to restore, the notice must indicate how long the restoration is expected to take.

a.) If Landlord does not give Tenant the required notice within the thirty (30) day period or Landlord's notice does not include the required information, Tenant may give Landlord a written notice indicating the default and Landlord shall have ten (10) days from date of Tenant's notice to issue or re-issue the notice. If at the end of the ten (10) day period Landlord has not given Tenant said notice, this Lease shall expire and rent shall be abated from the date of the casualty without further action on the part of either Landlord or Tenant.

b.) If Landlord's notice indicates that Landlord does not intend to restore the Building and Premises, this Lease shall terminate automatically as of the date of Landlord's notice without further action on the part of either the Landlord or Tenant and the rent shall be abated from date of the casualty.

c.) If Landlord's notice indicates that Landlord intends to restore and the restoration will take more than 180 days, Tenant shall have the option to cancel this Lease by giving Landlord written notice within ten (10) days of receipt of Landlord's notice. In the event the Tenant should not cancel the Lease, Landlord will proceed to restore the Building and Premises in accordance with Landlord's notice to Tenant and Tenant's rent shall remain abated until the Premises are again Tenantable, however, if the restoration is not complete within 110% of the time indicated in Landlord's notice, Tenant shall have an additional option to cancel this Lease by giving Landlord written notice within ten (10) days.

d.) If Landlord's notice shall indicate that Landlord will restore in 180 days or less, the Landlord will proceed with the restoration and Tenant's rent shall remain abated until Premises shall again be Tenantable, however, if the restoration is not complete within 110% of the time indicated in Landlord's notice, Tenant shall have the option to cancel this Lease by giving Landlord written notice within ten (10) days.

As to Article IX: Nothing will be constructed as prohibiting Tenant from and Tenant shall have the right to assign this Lease or to sublet all or a portion of the Premises to a subsidiary, parent, or affiliated company without the consent of Landlord. In the event of any such assignment or subletting, Tenant shall remain liable to Landlord for all the rents called for under the terms of this Lease and for the performance of all covenants herein to be performed by Tenant.

As to Article X: Notwithstanding anything to the contrary contained in the Lease, if part of the Property is taken by any public authority under the power of eminent domain, Tenant shall have the right to terminate the Lease upon the occurrence of any of the following and upon written notice given to Landlord not later than sixty (60) days after commencement of condemnation proceedings against the Land and/or Building (or, if such proceedings are not commenced, not later than thirty (30) days after possession of the part taken is required by the public authority):

(a) If the taking of part of the Premises significantly and adversely affects Tenant's use of the Premises; or

(b) If the taking of part of the Building or Land significantly and adversely affects Tenant's use of the Premises, whether or not part of the Premises are taken; or

(c) If restoration of the remainder of the Premises and/or the Building or Land cannot in Tenant's opinion be completed within one hundred eighty (180) days after the date possession is required by the public authority; or

(d) If the taking (i.e., the date possession is required by the public authority) occurs within the last twelve (12) months of the initial term of the Lease or any extension of such term.

Termination of the Lease pursuant to this Section shall be effective as of the later of the date possession is required by the public authority or sixty (60) days after Landlord receives the termination notice described above.

As to Article XI: Interruption or curtailment of any service maintained in the Building, if caused by strikes, mechanical difficulties, or any causes beyond Landlord's control whether similar or dissimilar to those enumerated, shall not entitle Tenant to any claim against Landlord or to any abatement in rent, nor shall the same constitute constructive or partial eviction, unless Landlord fails to take such measures as may be reasonable in the circumstances to restore the service without undue delay. If the Leased Premises are rendered untenantable in whole or part, for a period of over three (3) business days, by making of repairs, replacements or additions, other than those made with Tenant's consent or caused by misuse or neglect by Tenant or Tenant's employee's agents, servants, visitors or licensees, there shall be a proportionate abatement of rent during the period of such untenantability.

As to Article XII: It is expressly agreed that Landlord shall not exercise any of its remedies against the Tenant by reason of any default under this Lease unless and until Landlord shall have given to Tenant written notice of such default and unless Tenant shall have failed to remedy such default within fifteen (15) days or, if the nature of the default is such that it cannot reasonably be cured or remedied within fifteen (15) days, within such time as is reasonably necessary to remedy such default after receipt of such notice. Nothing in this Lease will be construed to give Landlord the right to possession of any of Tenant's records, files, business records or customer names or records. Tenant shall have the right to vacate the Leased Premises without being in default of this Lease, provided Tenant continues to otherwise comply with the terms of the Lease.

As to Article XIII: The following items are excluded from the definition of common area costs and expenses:

(1) Markup or profit above the rate for electricity, water, and gas charged to Landlord by the utility company providing service to the Property;

(2) Expense for any capital improvement made to the Property (including, without limitation, expansion of the Parking Areas);

(3) Expenses for repairs or other work occasioned by fire, windstorm, or other insurable casualty, or by the act or omission of other tenants in the Building or necessitated by eminent domain;

(4) Expenses incurred in leasing office or other space (including but not limited to fees, commissions, advertising and promotion, salaries and expenses of the leasing staff, tenant allowances and/or tenant inducement costs, and legal fees and expenses respecting leasing activities), or in preparing space for tenant occupancy, or for painting or decorating any occupant's space or any vacant space;

(5) Legal expenses incurred in enforcing the terms of any lease;

(6) Interest or amortization payments of any mortgage or any other debt for borrowed money.

(7) Wages, salaries, or other compensation paid to any employee above the grade of maintenance employee or paid to clerks or attendants in concessions or newsstands operated by Landlord;

(8) Any expense for which Landlord receives or is entitled to receive reimbursement from a tenant or another third party, including but not limited to a warranty or an insurance policy;

(9) Penalties or interest for late payment on any of the costs described in (a) above;

(10) Rental for ground leases;

(11) Costs of expenses for any paid parking facilities;

(12) Unless otherwise provided in the Lease, any environmental remediation, cleanup, removal, or disposal costs, including such costs for asbestos or PCBs, and including costs incurred as a result of Landlord's breach of any representations or warranties contained herein;

(13) Any depreciation or amortization on the Property;

(14) Expenses incurred in connection with services or other benefits of the type that are not provided Tenant but which are provided to another tenant or occupant.

(15) Individual Utility Costs, as defined below.

(16) Any other expense which under generally accepted accounting principles would not be considered a normal maintenance or operating expense, except as otherwise specifically provided in the Lease.

If Landlord makes a major change in the Building or the garage, such as the addition or deletion of one or more floors, an appropriate adjustment to reflect the added or decreased operating expenses shall be made.

Landlord agrees that the estimated Building Operating Costs paid by Tenant in any calendar year shall not exceed the previous year's actual Building Operating Costs by more than five percent (5%).

If Tenant wishes to dispute the determination of Building Operating Costs listed herein or the calculation of any amount payable hereunder, Tenant shall give Landlord written notice of such dispute within three (3) months after the receipt of notice from Landlord of the matter giving rise to the dispute. If Tenant does not give Landlord such notice within such time, Tenant shall waive its right to dispute such determination or calculation. Promptly after the giving of such written notice, Landlord shall meet with Tenant in an attempt to reconcile any outstanding disputes. If such efforts do not succeed, Landlord shall cause to be made a complete audit of Landlord's records relating to the matter in dispute by a nationally recognized firm of independent certified accountants to be mutually selected by Landlord and Tenant. The cost of such audit shall be borne by Tenant unless such audit discloses an error that favors Landlord, in which event Landlord shall bear the cost of such audit. If such audit reveals that the amount previously determined by Landlord was incorrect, a correction shall be made and either Landlord shall promptly return to Tenant any overpayment or Tenant shall pay any underpayment to Landlord. Not withstanding the pendency of any dispute hereunder. Tenant shall make payments based upon Landlord's determination or calculation until such determination or calculation has been established hereunder to be incorrect.

As to Article XIV: Landlord agrees that it will not name said Building or allow identification signs to be placed so as to identify the Building as being owned or occupied by any particular competitor of Tenant;

however, nothing shall be deemed to preclude identification signs of Tenant being placed on the Building, subject to Landlord's approval. In the event that any other Tenant other than a competitor of Tenant is granted permission to place an identification sign on (or around) the Building, then Tenant herein shall also be granted the right to place a similar identification sign on (or around) the Building. Tenant shall have the right to locate their operating name on Landlord's 20 x 44 billboard for a one time payment of $9,800 and a $100 monthly fee, per Exhibit "D".

As to Article XVI: Tenant shall, within thirty (30) days of receipt of written notice from Landlord, execute and deliver an estoppel certificate certifying, if true, that: (a) the Lease is in full force and effect and has not been modified or amended (or if modified or amended, describing the same); (b) the date Tenant accepted occupancy of the Premises; (c) the date to which Rent has been paid; (d) to the best of Tenant's knowledge and belief and without due diligence investigation, the defenses or offsets thereto or defaults of Landlord under the Lease (or if none be claimed, stating that fact); and (e) such other matters as Landlord may reasonably request.

16.15 Landlord covenants that so long as Tenant is not in default in the terms and conditions of the Lease, Tenant may peacefully and quietly hold and enjoy the Premises and other rights as set forth in this Lease, for the term hereof without interference by Landlord or any person claiming by, through, or under Landlord. Should Tenant be dispossessed from the Premises or denied its other rights, as set forth in this Lease, by reason of superior title, payment of Rent shall cease from and after the date of such dispossession and all Rent that may have been prepaid for any period of time during which Tenant is deprived of its peaceful possession by reason of such dispossession, shall be returned to Tenant forthwith; however, Landlord shall not be relieved of liability to Tenant for damages sustained by Tenant due to such dispossession.

16.17 In the event Tenant shall be delayed in surrendering possession, Landlord consents to the holding over by Tenant for not more than three (3) additional months, under the same terms, covenants and conditions, at the same monthly rental. Any additional holding over, with the consent of Landlord, shall be from month-to-month at a rate not to exceed 125% of the base rent payable immediately preceding the termination date of this Lease and either party may cancel such tenancy upon thirty (30) days written notice to the other. In no event shall Tenant be responsible for any consequential damages incurred by Landlord in the event Tenant shall be delayed in surrendering possession.

As to Article XVII Landlord, at landlord's expense, is to deliver the premises in a "turn-key" condition, including completion of the alterations, changes and improvements as specified below and on a mutually agreed upon space plan prepared by Tenant's architect. In addition, tenant, at tenant's sole cost and expense, shall be responsible for all space planning, architectural and engineering services, pertaining to the Tenant Improvements:

Flooring building standard commercial grade carpeting with vinyl base.

Demising Walls: Slab to slab Sheetrock on each side of the demising/party walls with sound batt insulation from finished floor to deck above. Minimum fire rating: 1 hour. Each wall finished with painted drywall chosen from color selections made available by landlord.

Perimeter Walls: Finished with painted drywall chosen from color selections made available by landlord. All windowsills to be installed and finished.

Columns: All columns finished with painted drywall chosen from color selections made available by landlord. All wet column enclosures to be built to minimum size required.

Doors: Provide and install building standard solid core entrance door; interior hollow core doors, frames and hardware assembly per tenant's requirements, but not less than the minimum code requirement.

Ceiling Grid and Tile: Provide and install building standard acoustical ceiling grid and ceiling tile; ceiling height a minimum of 8'0".

Window Treatments: Provide and install building standard window treatments on the exterior windows. Tenant to specify color and style of blinds in the absence of a building standard.

Electrical: All electrical equipment and wiring will be provided and installed with sufficient capacity for tenant's business operations.

Lighting: Supply and install building standard lighting to provide a minimum of 70 foot candles maintained at desk level throughout the leased premises. Location of fixtures to be approved by tenant.

Telephone Outlets: Provide and install sufficient telephone outlets for tenant's business operations. Location of telephone outlets to be approved by tenant.

Plumbing: Provide cold and hot water lines, waste and vent lines for sink in kitchen.

Fire and Emergency Protection: Provide and install all emergency systems as required by local, state, and federal codes and ordinances.

Heating, Ventilation and Air Conditioning (HVAC): Provide basic HVAC system designated to properly heat, cool and vent tenant space.

Keys: Provide sufficient number, as determined by tenant, of keys and/or access cards to allow access to the premises, parking areas, and other common areas.

Signage: Provide building standard signage for Tenant on the Building directory and adjacent to the entrance to the Premises.

As to
Article XVIII: RESERVED AND COVERED RESERVED PARKING. Tenant shall have the exclusive use of ten (10) reserved parking spaces immediately adjacent to the Premises. Such reserved parking spaces shall be designated by Landlord for use by tenant, its agents, employees, and invitees. These spaces are provided at no cost to tenant and are in addition

to tenant's right to use any part of the Parking Areas. Tenant shall be entitled to a pro rata share of covered reserved parking spaces at the rate of $25.00 per space per month.

As to Article XIX RIGHT TO RENEW. Provided Tenant is not in default, Tenant shall have the right to renew this Lease for two additional five (5) year terms, which options may be exercised by Tenant giving Landlord written notice at least ninety (90) days prior to the end of the Lease term. The terms of the renewal will be the same as the terms during the initial Lease term and rent and escalations shall be renegotiated. Landlord shall provide Tenant notice of such rate no later than ninety (90) days prior to Tenant's right to exercise its option to renew. However, if Landlord does not provide Tenant with such notice, Tenant may notify Landlord in writing with its intent to renew which shall be at the same rate of that of the last month under the initial term.

As to Article XX: REPRESENTATIONS AND WARRANTIES

(a) Landlord represents and warrants that, both on the date the Lease is executed and on the Commencement Date, the Property: (i) may be used for the purpose for which it is leased; (ii) is and will be in the condition required under this Lease, (iii) is in compliance and will remain in compliance with all applicable federal, state and local environmental laws, regulations, and ordinances; (iv) is free and clear from all tenancies, occupancies, claims, or rights to possession of persons other than the rights of Landlord and Tenant under the Lease; (v) is subject to no orders, notices, violations, and materialmen's and mechanics' liens, filed or entered by any public or quasi-public authority; and (vi) is free from complaints or reports of violations, noted or existing in or filed with any federal, state, county, or local authority.

(b) Landlord acknowledges and agrees that it has a continuing obligation to maintain the Property in accordance with: (i) all Landlord's representations and warranties herein; and (ii) all laws, regulations, rules, and ordinances, including without limitation those pertaining to the environment and the Americans with Disabilities Act (ADA), now in existence or subsequently enacted or promulgated during the Term. Landlord further acknowledges and agrees that any and all costs for such maintenance of the Property shall, unless otherwise provided for in the Lease, be borne solely by Landlord.

(c) Landlord represents and warrants that the Property has not been used to treat, store, process, or dispose of hazardous wastes, hazardous substances, or toxic substances as those terms are defined under federal, state, and local environmental laws, regulations, and ordinances and further warrants that there are no releases nor, to the best of Landlord's knowledge, have there ever been any releases of such wastes or substances at, on, or under the Property which would give rise to a cleanup or remediation obligation under any applicable federal, state, or local environmental law, regulation, or ordinance or under common law.

(d) Landlord represents and warrants that the Property does not contain: (i) any underground storage tanks, nor to the best of Landlord's knowledge, have there ever been any underground storage tanks on the Property; (ii) asbestos in any form, including insulation or flooring; (iii) PCB-containing equipment, including transformers or capacitors; or (iv) to the best of Landlord's knowledge, any other hazardous wastes, hazardous substances, or toxic substances which could affect or impair Tenant's use of or operations at the Property or the health or safety of Tenant's employees.

(e) Landlord represents and warrants that it will indemnify and hold Tenant harmless from and against any damage, liability, fines, penalties, costs, or losses (hereinafter collectively "Claims") to which Tenant may be subjected as a result of Landlord's breach of any of its representations or warranties.

(f) Landlord agrees to manage and operate the Property in accordance with generally accepted standards for managing and operating similar properties in the vicinity. Landlord further agrees that Expenses (as defined below) shall not exceed the customary and usual costs incurred in managing and operating similar properties in the vicinity.

As to Article XXI EXCLUSIVE USE RIGHT. As an inducement to Tenant's execution of this Lease, Tenant is hereby granted the sole and exclusive privilege in the Shopping Center (as currently constituted and as may be expanded and now or hereafter owned or controlled by Landlord or an affiliate) to perform banking services. The Landlord covenants that it will not lease or permit any tenant, subtenant or assignee of another tenant in the Shopping Center to lease, sublease, assign or use any part of the Building for the uses exclusively granted to Tenant herein. Upon breach of the exclusive use right, Tenant shall have all remedies given to it at law or in equity, including the right to injunctive relief and damages.

STATE FARM PLAZA

- LEASE

In consideration of the rents and covenants hereinafter set forth, Landlord hereby leases to Tenant, and Tenant hereby rents from Landlord the following described premises upon the following terms and conditions:

BASIC LEASE PROVISIONS

Date: January 16, 2001

Landlord: Joe Sladek, CPCU

Tenant: Valley Bank

Lease Term: 5 years (Section 2.01)

Commencement Date: February 1, 2001
Or Date of Occupancy (Section 2.01)

Fixed Minimum Rent:
Year 1: 1.10/SF plus .15/SF C.A.M.
Year 2: 1.13/SF plus .15/SF C.A.M.
Year 3: 1.17/SF plus .15/SF C.A.M.
Year 4: 1.20/SF plus .15/SF C.A.M. (dependent on CPI)
Year 5: 1.24/SF plus .15/SF C.A.M. (dependent on CPI)
Plus two five year options

(Yr. 1 $7,118.75/mo., Yr. 2 $7,281.20/mo., Yr. 3 $7,497.80/mo., Yr. 4 $7,660.25/mo., Yr. 5 $7,876.85/mo.) Rental rate includes maintenance expense of the entrance sign and 10 covered parking stalls

Use of Premises: Banking (Section 5.01)

Tenant's Trade Name: Valley Bank (For Sign) (Section 14.05)

Floor Area of Premises:

3250 S. Hwy. 160, STE 3-5 – Approximately 5,415 SF (Section 16.02)
Exact amount to be determined after construction



Security Deposit: One months rent
Seven thousand one hundred and eighteen and 75/100 ($7,118.75) (Article XV)

Real Estate Broker: None (Section 16.09)

Address for Notices:

To Landlord: 3250 S. Hwy 160, Suite 1 (Section 16.08)
Pahrump, Nevada 89048

To Tenant: Before Occupancy:
370 North Stephanie Street
Henderson, NV 89014

After Occupancy: To Premises

The Basic Lease Provisions are an integral part of this Lease and each reference in this Lease to any of the Basic Lease Provisions shall be construed to incorporate all of the terms provided under each such Basic Lease Provision. In the event of any conflict between any Basic Lease Provision and the balance of the Lease, the latter shall control. References to specific sections are for convenience and designate only certain of the sections where references to the particular Basic Lease Provisions appear.

STATE FARM PLAZA

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STATE FARM PLAZA

INDEX (Continued)

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STATE FARM PLAZA LEASE

ARTICLE I PREMISES

Section 1.01 Premises Defined.

Landlord hereby leases to Tenant and Tenant hereby hires from Landlord those certain premises (the "Premises") in the State Farm Plaza (the "Shopping Center") in Pahrump, County of Nye, State of Nevada, which Shopping Center and Premises are more particularly described in Exhibits "A" and "B" attached hereto, for the term, at the rental, and upon all of the conditions and agreements set forth herein.

ARTICLE II TERM

Section 2.01 Length of Term and Commencement Date.

(a) The term of this Lease shall be for the period specified as the Term in the Basic Lease Provisions commencing on the Commencement Date and expiring at the end of such Term (unless sooner terminated pursuant to the provisions hereof) specified in the Basic Lease Provisions. Tenant agrees to accept possession of the Premises when tendered by Landlord and to open for business in the Premises promptly thereafter. Notwithstanding the foregoing, Tenant's obligation to pay rent hereunder shall commence on the earlier of the following dates: (i) The date which is thirty (30) days after Certificate of Occupancy has been issued; however, it shall not exceed 90 days from the date of notice Landlord gives written notice to Tenant that Landlord's work in the Premises as described in Article XVII is substantially completed and the Premises are ready for Tenant's work and the installation of Tenant's fixtures and equipment; or (ii) the date on which Tenant opens for business in the Premises.

(b) If Landlord is unable, for any reason whatsoever, to deliver possession of the Premises to Tenant on the Commencement Date, with Landlord's work as described in Article XVII substantially completed, this Lease shall not be void or voidable for a period of six (6) months thereafter, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, but all rent due hereunder shall abate until Landlord delivers possession of the Premises to Tenant. If Landlord is unable to deliver possession of the Premises to Tenant with Landlord's work substantially completed within six (6) months after Commencement Date, this Lease may be canceled by either Landlord or Tenant by written notice to the other prior to the date possession is delivered to Tenant. If this Lease is canceled under this subparagraph, Landlord shall refund any security deposit paid by Tenant upon execution of this Lease, but neither party shall have any further liability to the other hereunder.

ARTICLE III RENT

Section 3.01 Fixed Minimum Rent.

Tenant shall pay the Landlord for each full calendar month during the Lease Term a Fixed Minimum as stated in the Basic Lease Provisions. Fixed Minimum Rent shall be payable in advance upon the first day of each calendar month without any deduction or offset. The Fixed Minimum Rent for any fractional part of a calendar month at the beginning or end of the Lease Term shall be a proportionate part of the Fixed Minimum Rent for a full calendar month.

Section 3.03 Definition of Lease Year.

The term "Lease Year" as used herein shall mean each calendar year during the term of this Lease, except that the first Lease shall commence on the Commencement Date and the last Lease shall end upon the expiration, or sooner termination, of this Lease.

Section 3.04 Adjustment to Fixed Minimum Rent.

The Fixed Minimum Rent provided for herein shall be adjusted at the end of the first, second, and third Lease Year by Three Percent (3%) and (3%) or CPI for the prior year, in years four and five whichever is greater.

(a) LATE PAYMENTS. If Tenant fails to pay when the same is due and payable any Minimum Annual Rental or Additional Rental, the unpaid amounts shall bear interest at the maximum lawful rate from the date due to the date of payment. In addition, Tenant acknowledges that the late payment of any installment of Minimum Annual Rental or Additional Rental will cause Landlord to incur certain costs and expenses not contemplated under this Lease, the exact amount of which are extremely difficult or impractical to fix. These costs and expenses will include, without limitation, administrative and collection costs and processing and accounting expenses. Therefore, within five (5) days after the installment is due, Tenant shall immediately pay to Landlord a late charge equal to Fifty dollars ($50.00) a week for each item of Additional Rental and Minimum Annual Rental due. Landlord and Tenant agree that this late charge represents a reasonable estimate of the costs and expenses and is fair compensation to Landlord for its loss.

ARTICLE IV TAXES

Section 4.01 Real Property Taxes

Paid by Landlord, reimbursed by Common Area Maintenance funds.

Section 4.02 Definitions.

(a) The term "real property taxes" shall include all taxes, assessments and governmental charges levied upon with respect to the real property and improvements, or any future tax levied in lieu of real property taxes, within the Shopping Center, other than the portions thereof defined below in Section 13.01 as "common areas", and any tax or excise on rents or any other tax, however described, levied against Landlord on account of the rent reserved hereunder or on the business of renting space in the


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(b) Shopping Center or any other tax, or such other costs and fees incurred by Landlord in contesting all taxes and/or negotiating with any public authorities with respect thereto; provided, however, that the term "real property taxes" shall not include any franchise, estate, inheritance, succession, capital levy, net income or excess profits taxes imposed upon Landlord.

(c) The term "real property taxes applicable to the Premises" shall mean, if the Premises are not separately assessed:

(d) (i) That portion of the real property taxes assessed against the land which the gross floor area of the Premises bears to the gross leaseable floor area of all improvements within the Shopping Center not separately assessed; plus

(e) That portion of the real property taxes assessed against the improvements within the Shopping Center not separately assessed which the valuation assigned by the taxing authorities to the improvements constituting the Premises bears to the valuation so assigned to all the improvements within the Shopping Center not separately assessed. If such separate valuations are not reasonably available to Landlord, then the reasonable determination by Landlord, in good faith, from the best information reasonably available to it, of the proportion of the real property taxes assessed the improvements which are attributable to the improvements constituting the Premises shall be conclusive for the purpose of this Article.

Section 4.03 Personal Property Taxes.

Tenant shall pay before delinquency all personal taxes and assessments on the furniture, fixtures, equipment and other property of Tenant located in the Premises and on additional improvements in the Premises belonging to Tenant.

ARTICLE V CONDUCT OF BUSINESS BY TENANT

Section 5.01 Use of Premises.

(a) Tenant shall use the Premises for the purpose stated in the Basic Lease Provisions. In addition, Tenant further covenants and agrees that it will not use or suffer or permit any person or persons to use the Premises or any part thereof in violation of the laws of the United States of America or the laws, ordinances, regulations and requirements of the State, County and City where the Shopping Center is situated, or other lawful authorities. Tenant shall continuously and uninterruptedly during the term hereof conduct its business activity in the Premises during all business hours usual for Tenant's type of business, but in any event during those hours set forth in the Specific Plan Development, attached to this Lease, unless Tenant is prevented from doing so by strike, fire or other cause beyond Tenant's reasonable control, and except during reasonable periods for repairing, cleaning and decorating the Premises. Tenant shall employ its best judgment, efforts and abilities to operate the business conducted by it in the Premises in such manner as to produce the maximum profitable volume of sales reasonably obtainable and to enhance the reputation and attractiveness of the Shopping Center.



Section 5.02 Restrictions of Use.

(a) Tenant shall not use or permit the Premises to be used for any purpose other than that set forth in Section 5.01, and shall comply promptly with all applicable statutes, ordinances, rules, regulations, orders and requirements regulating the use by Tenant of the Premises. Tenant shall not use or permit the use of the Premises in any manner that will tend to create a nuisance or tend to disturb other tenants or occupants of the Shopping Center or tend to injure the reputation of the Shopping Center. No auction, fire sale or bankruptcy may be conducted in the Premises without the written consent of Landlord, which may be withheld at Landlord's sole discretion.

(b) Tenant shall comply at all times with the Rules and Regulations attached to this Lease and such amendments and modifications thereof and additions thereto as Landlord may from time to time reasonably adopt for the safety, care and cleanliness of the Shopping Center for the preservation of good order therein. Landlord shall not be liable to Tenant for the failure of any tenant or other person to comply with such Rules and Regulations.

ARTICLE VI MAINTENANCE, REPAIRS AND ALTERATIONS

Section 6.01 Landlords' Obligations.

(a) Subject to the provisions of Article VIII hereof, Landlord shall, during the term of this Lease, keep in first-class order, condition and repair, the foundations, exterior walls (excluding the interior surface of exterior walls and excluding all windows, doors, plate glass and showcases), downspouts, gutters and roof of the Premises, except for any damage thereto caused by any negligent act or omission of Tenant or its agents, employees or invitees, and except for reasonable wear and tear provided, however, that Landlord shall have no obligation to repair, until a reasonable time after the receipt by Landlord of written notice of the need for repairs. Tenant shall not make repairs at Landlord's expense. Notwithstanding anything to the contrary in this Lease, there is reserved to Landlord the use of the exterior walls and roof and the right to install, maintain, use, repair and replace pipes, ducts, conduits and wires through the Premises in locations which will not materially interfere with Tenant's use thereof. Mechanical malfunction not caused by Tenant – owner's responsibility for all functions, heating, air conditioning, and plumbing.

Section 6.02 Tenant's Obligations.

(a) Subject to the provisions of Article VIII hereof and Section 6.01 of this Article VI, Tenant shall during the term of this Lease keep in first-class order, condition and repair the Premises and every part thereof, including, without limiting the generality of the foregoing, all plumbing, heating, air conditioning, ventilating, electrical and lighting facilities and equipment within the Premises, fixtures, interior walls and interior surface of exterior walls, ceilings, windows, doors, plate glass, showcases, skylights, entrances and vestibules located within the Premises. Tenant shall paint the interior walls and interior surface of exterior walls as often as may be required to keep the Premises neat and attractive.


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(b) If tenant fails to perform its obligations under this Section 6.02, Landlord may at its option, after five (5) days' written notice to Tenant, enter upon the Premises and put the same in good order, condition and repair and the cost thereof shall become due and payable as additional rent by Tenant to Landlord upon demand.

(c) On the last day of the term hereof, or on any sooner termination, Tenant shall surrender the Premises to Landlord in the same condition as when received, ordinary wear and tear and damage by fire, the elements or any other cause beyond the control of Tenant is expected.

Section 6.03 Alterations and Additions.

(a) Tenant shall not, without the prior written consent of Landlord, which consent shall not unreasonably be withheld, make any alterations, improvements or additions to either the interior or exterior of the Premises or to fixtures installed therein in accordance with approved fixture plans, or mark, paint, drill or in any way deface any portion of the Premises.

(b) All alterations, improvements, additions or fixtures, other than trade fixtures not permanently affixed to the Premises, which may be made or installed in the Premises and which are attached to the floor, wall or ceiling of the Premises, shall be the property of Landlord and, at the termination of this Lease shall remain upon and be surrendered with the Premises. Any floor covering which is cemented or otherwise affixed to the floor of the Premises shall be the property of Landlord. Stoves, sinks, or work tables shall be exempt provided mortgages securing said items are paid in full, and tenant is not in violation of said lease.

Section 6.04 Landlord's Right of Access.

Landlord and its agents shall have free access to the Premises during all reasonable hours for the purpose of examining the same to ascertain if they are in good repair, making reasonable repairs which Landlord may be required or permitted to make hereunder and exhibiting the same to prospective purchasers or tenants.

Section 6.05 Cleanliness; Waste and Nuisance.

Tenant shall keep the Premises at all times in a neat, clean and sanitary condition, shall neither commit nor permit any waste or nuisance thereon, and shall keep the walks and corridors adjacent thereto free from Tenant's waste or debris.

ARTICLE VII INSURANCE; INDEMNITY

Section 7.01 Liability Insurance – Premises

Tenant shall at all times during the term hereof and at its cost and expense, maintain in effect workmen's compensation insurance and bodily injury liability and property damage liability insurance adequate to protect Landlord and naming Landlord as an insured in the liability contract, against liability for injury to or death of any person in connection with the use, operation or condition of the Premises, in an amount not less than One Million Dollars ($1,000,000) for injury to or death of one person in any one accident or occurrence and in an

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amount not less than One Million Dollars ($1,000,000) for injury to or death to more than one person in any one accident or occurrence and against liability for damage to property in the amount of One Hundred Thousand Dollars ($100,000) for each accident or occurrence. In no event shall the limits of said policies be considered as limiting the liability of Tenant under this Lease.

Section 7.02 Fire Insurance – Fixtures and Equipment

(a) Tenant shall at all times during the term hereof, and at its cost and expense, maintain in effect policies of insurance covering its fixtures and equipment located on the Premises, in an amount not less than eighty percent (80%) of their actual cash value, providing protection against any peril included within the classification "Fire and Extended Coverage," together with insurance against sprinkler damage, vandalism and malicious mischief. Tenant shall repair plate glass.

(b) The proceeds of such insurance, so long as this Lease remains in effect, shall be used or replace the fixtures, equipment and plate glass so insured.

Section 7.03 Fire Insurance – Premises; Rent Abatement Insurance.

Landlord shall at all times during the term hereof maintain in effect a policy or policies of insurance covering the Premises, providing protection against any peril included within the classification "Fire and Extended Coverage," together with insurance against sprinkler damage, vandalism, malicious mischief, earthquake damage and abatement or loss of rent in case of said insured casualties. Such insurance shall be paid for in accordance with Section 6.01 hereof and reimbursed by Common Area Maintenance funds.

Section 7.04 Insurance Policies.

All insurance required to be carried by Tenant hereunder shall be in companies, on forms and with loss payable clauses satisfactory to Landlord and copies of policies of such insurance or certificates evidencing such insurance shall be delivered to Landlord by Tenant. No such policy shall be cancelable except after ten (10) days' written notice to Landlord.

Section 7.05 Waiver.

Landlord and Tenant each hereby waives any and all rights of recovery against the other or against any other tenant or occupant of the Shopping Center or against the officers, employees, agents, representatives, customers and business visitors of such other party or of such other tenant or occupant of the Shopping Center, for loss of or damage to such waiving party of its property or the property of others under its control, arising from any cause insured against under the standard form of fire insurance policy with all permissible extension endorsements covering additional perils or under any other policy of insurance carried by such waiving party in lieu thereof. Tenant shall obtain and furnish evidence to Landlord of the waiver by Tenant's workmen's compensation carrier of any right of subrogation against Landlord.

Section 7.06 Indemnity.

Landlord agrees to defend, indemnify and hold Tenant harmless from and against any claims, fines, penalties, suits or judgements arising out of, or in connection with the negligent acts or omissions caused by Landlord, its employees, servants, agents, licensees, or contractors and

Landlord shall further defend, indemnify and hold harmless Landlord from and against any and all claims, fines, penalties, suits or judgements arising out of, or in connection with any breach, violation or non performance by landlord, its employees, agents, licensees, or contractors, with respect to the Lease Agreement hereof.

Tenant agrees to defend, indemnify and hold Landlord harmless from and against any claims, fines, penalties, suits or judgements arising out of, or in connection with the negligent act or omissions caused by Tenant, its employees, servants, agents, licensees, or contractors and Tenant shall further defend, indemnify and hold harmless Tenant from and against any and all claims, fines, penalties, suits or judgements arising out of, or in connection with any breach, violation or non performance by Tenant, its employees, agents, licensees, or contractors, with respect to the Lease Agreement hereof.

Section 7.07 Exemption of Landlord

Landlord shall not be liable for injury or damage which may be sustained by the person, goods, wares, merchandise or property of Tenant, its employees, invitees or customers or any other persons in or about the Premises caused or resulting from fire, steam, electricity, gas, water or rain, which may leak or flow from or into any part of the premises, or from the breakage, leakage, obstruction or other defects of the pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures of the same, whether the said damage or injury results from conditions arising upon the Premises or upon other portions of the building of which the Premises are a part, or from other sources unless caused by Landlord's negligence. Landlord shall not be liable for any damages arising from any act or neglect of any other tenant of the Shopping Center.

ARTICLE VIII REPAIRS AND RESTORATION

Section 8.01 Insured or Minor Damage

Subject to the provisions of Section 8.03, if at any time during the term hereof the Premises are destroyed or damaged and either (a) such damage is not "substantial" as that term is hereinafter defined, or (b) such damage was caused by a casualty required to be insured against under Section 7.03, then Landlord shall commence the repair of such damage within ninety (90) days following the date of such damage at Landlord's expense and this Lease shall continue in full force and effect.

Section 8.02 Major Damage.

Subject to the provisions of Section 8.03, if at any time during the term hereof the Premises are destroyed or damaged and if such damage is "substantial" as that term is hereinafter defined, and if such damage was caused by a casualty not required to be insured against under Section 7.03, then Landlord may at its option either (a) commence the repair of such damage within ninety (90) days following the date of such change at Landlord's expense, in which event this Lease shall continue in full force and effect, or (b) cancel and terminate this Lease as of the date of the occurrence of such damage, by giving Tenant written notice of its election to do so within sixty (60) days after the date of occurrence of such damage.

Section 8.03 Damage Near End of Term.

If the Premises are destroyed or damaged during the last eighteen (18) months of the term of this Lease and the estimated cost of repair exceeds the Fixed Minimum Rent then remaining to be paid by Tenant for the balance of the term, Landlord may at its option cancel and terminate this Lease as of the date of occurrence of such damage by giving written notice to Tenant of its election to do so within thirty (30) days after the date of occurrence of such damage. If Landlord shall not elect to terminate this Lease, the repair of such damage shall be governed by Section 8.01 or Section 8.02, as the case may be.

Section 8.04 Abatement of Rent; Tenants' Remedies.

(a) If the Premises are destroyed or damaged and Landlord repairs or restores them pursuant to the provisions of this Article, Tenant shall continue the operation of its business in the Premises to the extent reasonably practicable from the standpoint of prudent business management, and the Fixed Minimum Rent payable hereunder for the period during which such damage, repair or restoration continues shall be abated in proportion to the degree to which Tenant's use of the Premises is impaired, but only to the extent of any proceeds received by Landlord from the rent abatement insurance described in Section 7.03 hereinabove. There shall be no abatement of the Percentage Rent payable, hereunder, and Tenant shall have no claim against Landlord for any damage suffered by Tenant by reason of such damage, destruction, repair or restoration.

(b) If Landlord shall be obligated to repair or restore the Premises under the provisions of this Article and shall not commence such repair or restoration within (90) days after such obligation shall accrue, Tenant may at its option cancel and terminate this Lease, as its sole and exclusive remedy against Landlord, as of the date of occurrence of such damage by giving Landlord prior written notice of its election to do so at the commencement of such repair or restoration.

Section 8.05 Reconstruction of Improvements

In the event of any reconstruction of the Premises under this Article VIII, said reconstruction shall bring the property to the condition existing prior to the installation of any of the Tenant's furnishings and equipment. Tenant shall commence the installation of fixtures, equipment and merchandise hereof promptly upon delivery to the Premises and shall diligently prosecute such installation of completion.

Section 8.06 Termination.

Upon any termination of this Lease under any of the provisions of this Article, the parties shall be released thereby without further obligations to the other party coincident with the surrender of possession of the Premises to the Landlord except for items which have theretofore accrued and be then unpaid. In the event of termination for reason of damage by fire or other perils covered by Tenant's Fire and Extended Coverage insurance under Section 7.02 (a), all such proceeds covering the items specified as "Tenant Work" and Tenant's leasehold improvements, but excluding proceeds for trade fixtures, merchandise, signs and other personal property, shall be disbursed and paid to the Landlord.

Section 8.07 Waiver

With respect to any partial or total destruction which Landlord is obligated to restore or may restore under any of the provisions of this Lease, the provisions "given to Tenant by Statute" are hereby waived by Tenant.

Section 8.08 Definitions.

(a) For the purpose of this Article, "substantial" damage to Premises shall be deemed to be damage, the estimated cost of repair of which exceeds one-fifth (1/5) of the then estimated replacement cost of the building of which the Premises are a part.

(b) The determination in good faith by Landlord of the estimated cost of repair of any damage and/or of the estimated replacement cost of any building shall be conclusive for the purpose of this Article.

ARTICLE IX ASSIGNMENT AND SUBLETTING

Section 9.01 Landlord's Consent Required.

Tenant shall not voluntarily or by operation of law assign, transfer, mortgage or otherwise encumber all or any part of Tenant's interest in this Lease or in the Premises, and shall not sublet all or any part of the Premises, without the prior written consent of Landlord in each instance, which consent shall not be unreasonably withheld and any attempted assignment, transfer, mortgage, encumbrance or subletting without such consent shall, at the option of Landlord, constitute grounds for termination of this Lease.

Section 9.02 No Release of Tenant.

No subletting or assignment, unless the consent of Landlord, given in writing, which shall not be unreasonably withheld, shall relieve Tenant of its obligation to pay the rent and to perform all of the other obligations to be performed by Tenant hereunder. The acceptance of rent by Landlord from any other person shall not be deemed to be a waiver by Landlord of any provision of this Lease or to be a consent to any assignment or subletting.

Section 9.03 Written Instrument.

Each subletting or assignment to which Landlord has consented shall be by an instrument in writing in form satisfactory to Landlord, and shall be executed by the sublessor or assignor and by the sublessee or assignee in each instance, as the case may be, and each sublessee or assignee shall agree in writing for the benefit of the Landlord herein to assume, to be bound by, and to perform the terms, covenants, and conditions of this Lease to be done, kept and performed by the Tenant. One executed copy of such written instrument shall be delivered to the Landlord. Tenant agrees to reimburse Landlord for Landlord's reasonable attorney's fees and such other reasonable charges which Landlord incurs or causes to be incurred in conjunction with the processing and documentation of any such requested subletting or assignment of this Lease or Tenant's interest in and to the Premises.

ARTICLE X EMINENT DOMAIN

Section 10.01 Entire or Substantial Taking.

If the entire Premises, or so much thereof as to make the balance not reasonably adequate for the conduct of Tenant's business notwithstanding restoration by Landlord as hereinafter provided, shall be taken under the power of Eminent Domain, this Lease shall automatically terminate as of the date on which the condemning authority takes possession.

Section 10.02 Partial Taking.

In the event of any taking under the power of eminent domain which does not so result in a termination of this Lease, the Fixed Minimum Rental payable hereunder shall be reduced, effective as of the date on which the condemning authority takes possession, in the same proportion which the floor area of the portion of the Premises taken bears to the floor area of the entire Premises prior to the taking. Landlord shall promptly at its expense as near its Lease shall restore the portion not so taken to as near its former condition as is reasonably possible and this Lease shall continue in full force and effect.

Section 10.03 Awards.

Any award for any taking of all or any part of the premises under the power of eminent domain shall be the property of Landlord, whether such award shall be made as compensation for diminution in value of the leasehold or for taking of the fee. Nothing contained herein, however, shall be deemed to preclude Tenant from obtaining or to give Landlord any interest in, any award to Tenant for loss of or damage to Tenant's trade fixtures and removable personal property or for damages for cessation or interruption of Tenant's business.

Section 10.04 Sale Under Threat of Condemnation.

A sale by Landlord to any authority having the power of eminent domain, either under threat of condemnation or while condemnation proceedings are pending, shall be deemed as taken under the power of eminent domain for all purposes under this Article.

ARTICLE XI UTILITY SERVICES

Section 11.01 Utility Charges.

Tenant shall pay all charges for gas, electricity, telephone and other utility services used in the Premises during the Lease Term. If any such charges are not paid when due Landlord may pay the same, and any amount so paid by Landlord shall thereupon become due to Landlord from Tenant as additional rent.

Section 11.02 Furnishing of Service

If Landlord shall elect to furnish any utility services to the Premises, Tenant shall purchase its requirements thereof from Landlord so long as the rates charged therefor by Landlord do not exceed those which Tenant would be required to pay if such services were furnished it directly by a public utility.

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Section 11.03 Interruption of Service.
Landlord shall not be liable in damages or otherwise for any failure or interruption of any utility service being furnished the Premises, unless Landlord has failed to fully restore such service after a reasonable time after written notice from Tenant of the existence of such problems with utility service; provided, however, no such failure or interruption shall entitle Tenant to terminate this Lease.

ARTICLE XII DEFAULTS; REMEDIES

Section 12.01 Defaults.
The occurrence of any one or more of the following events shall constitute a default hereunder by Tenant:

(a) The abandonment of the Premises by Tenant. Abandonment is herein defined to include, but is not limited to, any absence by Tenant from the Premises for five (5) days or longer while in default of any provision of this Lease.

(b) The failure by Tenant to make any payment of rent or additional rent required to be made by Tenant hereunder, as and when due, where such failure shall continue for a period of ten (10) days after written notice thereof from Landlord to Tenant.

(c) The failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in (a) or (b) above, where such failure shall continue for a period of ten (10) days after written notice thereof from Landlord to Tenant; provided further, that if the nature of Tenant's default is such that more than ten (10) days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant shall commence such cure within said ten-day period and thereafter diligently prosecute such cure to completion; provided further, however, Landlord in its sole discretion may require Tenant to deliver a bond, deposit funds or such other form of security device which may be necessary to protect the Premises, Landlord and the Shopping Center in the event such default cannot be cured within said ten-day period.

(d) (i) The making by Tenant of any general assignment for the benefit of creditors; (ii) the filing by or against Tenant of a petition to have Tenant adjudged as bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless in the case of a petition filed against Tenant, the same is dismissed within thirty (30) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where possession is not restored to Tenant within thirty (30) days or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where such seizure is not discharged within thirty (30) days.

Section 12.02 Remedies.
(a) In the event of any default by Tenant as defined herein, Landlord may exercise the following remedies:

(1) With notice or progress of law and using such forces as Landlord may reasonably deem necessary under the circumstances, and without terminating this Lease or otherwise relieving Tenant of any obligation hereunder in the absence of express written notice of Landlord's election to do so as set forth herein, Landlord may reenter and take possession of the Premises and of all property of Tenant located therein may evict Tenant and all other persons in occupations thereof and may store all of Tenant's property or the property of any other person which is located therein for the account of and at the risk of Tenant. Under no circumstances shall Landlord be held liable in damages or otherwise by reason of any such re-entry or eviction, or by reason of the exercise by Landlord of any other remedy provided in this subparagraph. All property of Tenant which is stored by Landlord pursuant hereto may be redeemed by Tenant within said thirty (30) days after Landlord takes possession thereof upon payment to Landlord in full of all obligations then due from Tenant to Landlord hereunder and of all costs incurred by Landlord in providing such storage. If Tenant fails to redeem such property within thirty (30) days period, Landlord may sell such property in any reasonable manner and shall apply the proceeds of such sale actually collected against the costs of storage and sale and then against any other obligation due from Tenant hereunder.

(2) Without terminating this Lease or otherwise relieving Tenant of any obligation hereunder in the absence of express written notice of Landlord's election to do so as set forth herein, Landlord may, without being under any obligation whatsoever to do so, relet the Premises or any portion thereof at any time or from time to time and for such term or terms and upon such conditions and at such rental as Landlord in its sole discretion deem proper. Whether or not the Premises are relet by Landlord, Tenant shall pay to Landlord all amounts required to be paid by Tenant hereunder up to the date that Landlord terminates Tenant's right to possession of the Premises, and thereafter Tenant shall pay to Landlord, until the end of the term hereof, the amount of rent and additional rent required to be paid by Tenant hereunder. Such payments by Tenant shall be due at such times as are provided elsewhere in this lease, and Landlord need not wait until the termination of this Lease, by expiration of the term hereof or otherwise, to recover them by legal action or in any other manner. If Landlord relets the Premises or any portion thereof, such reletting shall not relieve Tenant of any obligation hereunder, except that Landlord shall apply the rent or other proceeds actually collected by it as a result of such reletting against any amounts due from Tenant hereunder to the extent that such rent or other proceeds compensate Landlord for the nonperformance of any obligation of Tenant hereunder. Landlord may execute any lease made pursuant hereto in its own name, and the Lessee thereunder shall be under no obligation to see to the application by Landlord of any rent or other proceeds by Landlord, nor shall Tenant have any right to collect any such rent or other proceeds. Landlord shall not by any re-entry or other acts be deemed to have otherwise terminated this Lease, or to have relieved Tenant of any obligation hereunder, unless Landlord shall have given Tenant express written notice of Landlord's election to do so as set for herein.

(3) Landlord may terminate or otherwise effect a forfeiture of this Lease by express written notice to Tenant of its election to do so. Such termination or forfeiture shall not relieve Tenant of any obligation hereunder which has accrued prior to the date of such termination or forfeiture. The amount of damages which Landlord may recover following such termination shall include the worth at the time of award of the amount of this Lease after the time of award exceeds the amount of such rental loss for such period Tenant proves could be reasonably avoided.

(4) Landlord may recover from Tenant, and Tenant shall pay to Landlord upon demand, such expenses as Landlord may incur in recovering possession of the Premises, placing the same in good order and condition and altering or repairing the same for reletting, as well as all other expenses, commissions and charges incurred by Landlord in exercising any remedy provided herein or as a result of any default by Tenant hereunder.

(5) Landlord may exercise any other remedy or right now or hereafter available to a landlord against a defaulting tenant under the law of the State of Nevada and not otherwise specifically reserved herein.

(b) Landlord shall be under no obligation to observe or perform any covenant of this Lease on its part to be observed or performed which accrues after the date of any default by Tenant hereunder.

(c) In any action of unlawful detainer commenced by Landlord against Tenant by reason of any default hereunder, the reasonable rental value of the Premises for the period of the unlawful detainer shall be deemed to be the amount of rent and additional rent reserved in this Lease for the same period, unless Landlord or Tenant shall prove to the contrary by competent evidence.

(d) Tenant hereby waives any right of redemption or relief from forfeiture, in the event Tenant is evicted or Landlord takes possession of the Premises by reason of any default by Tenant hereunder.

(e) The various rights and remedies reserved to Landlord herein, including those not specifically described herein, shall be cumulative and, except as otherwise provided by Nevada statutory law in force and effect at the time of the execution hereof, Landlord may pursue any or all of such rights and remedies, whether at the same time or otherwise.

(f) No delay or omission of Landlord to exercise any right or remedy shall be construed as a waiver of any such right or remedy or any default by Tenant hereunder.

Section 12.03 Determination of Rent.

For the purposes of the Article XII, the rent due for any calendar month after re-entry by Landlord shall be deemed to be the average monthly rent, including any Percentage Rent and/or additional rent applicable, which shall have been payable for the term of this Lease prior to such re-entry.

Section 12.04 Default by Landlord.

Landlord shall not be deemed to be in default in the performance of any obligation required to be performed by it hereunder unless and until it has failed to perform such obligation within thirty (30) days after written notice by Tenant to Landlord specifying wherein

Landlord has failed to perform such obligation; provided, however, that if the nature of Landlord's obligation is such that more than thirty (30) days are required for its performance then Landlord shall not be deemed to be in default if it shall commence such performance within such thirty day period and thereafter diligently prosecute the same to completion.

Section 12.05 Tenant Remedies.

In the event of any default by Landlord as defined herein, Landlord shall be responsible to Tenant for any and all damages sustained by Tenant as a result of Landlord's breach; further; after such notice Tenant shall have the right to cure such default at Landlord's expense including in such expenditure all costs and attorneys' fees incurred to cure such default or breach of Lease. Tenant shall have no right to terminate this Lease except as herein otherwise specifically provided.

Section 12.06 Expense of Litigation.

If either party incurs any expense, including reasonable attorneys' fees, in connection with any action or proceeding instituted by either party by reason of default of the other party hereunder, or pursuant to the provisions of this Lease, the party prevailing in such action or proceeding shall be entitled to recover its said reasonable expenses from the other party.

ARTICLE XIII COMMON AREAS

Section 13.01 Definition.

All areas within the exterior boundaries of the Shopping Center which are not now or hereafter held for lease or occupation by Landlord or used by other persons entitled to occupy floor space in the Shopping Center, including, without limiting the generality of the foregoing, parking areas, driveways, sidewalks, ramps, open and enclosed courts and malls, retaining walls, and other areas and improvements provided by Landlord for the common use of Landlord and Tenants and their respective employees and invitees, shall be deemed "common areas." Landlord may make changes at any time and from time to time in the size, shape, location, number and extent of the common areas or any of them, and no such change shall entitle Tenant to any abatement of rent.

Section 13.02 Use.

Tenant and its employees and invitees shall be entitled to use the common areas during the Lease Term, in common with Landlord and with other persons authorized by Landlord from time to time to use such areas, subject to such reasonable rules and regulations relating to such use as Landlord may from time to time establish.

Section 13.03 Control by Landlord

(a) Landlord shall operate, manage, equip, police, light, repair and maintain the common areas in such manner as Landlord may in its sole discretion determine to be appropriate. Landlord may temporarily close any common area for repairs or alterations, to prevent a dedication thereof or the accrual of prescriptive rights therein, or for any other reason deemed sufficient by Landlord.

(b) Landlord shall at all times during the term of this Lease have the sole and exclusive control of the automobile parking areas, driveways, entrances and exits and the sidewalks and pedestrian passageways and other common areas, and may at any time and from time to time during the term hereof restrain any use or occupancy thereof except as authorized by the rules and regulations for the use of such areas established by Landlord from time to time. The rights of Tenant in and to the common areas shall at all times be subject to the right of Landlord and other tenants of Landlord in Shopping Center to use the same in common with Tenant, and Tenant shall keep said areas free and clear of any obstructions created or permitted by Tenant or resulting from Tenant's operation. If in the opinion of Landlord unauthorized persons are using any of said areas by reason of the presence of Tenant in Shopping Center, Tenant, upon demand of Landlord, shall restrain such unauthorized use by appropriate proceedings. Nothing therein shall effect the right of landlord at any time to remove any such unauthorized person from the common areas nor to prohibit the use of any said areas by unauthorized persons.

(c) Tenant and its employees shall park their vehicles only in those portions of the parking areas as are from time to time designated for that purpose by Landlord. Tenant shall furnish Landlord with a list of its employees' vehicle license numbers within fifteen (15) days after taking possession of the Premises and Tenant shall thereafter notify Landlord of any change in the list within five (5) days after such change occurs upon Landlord's request. Tenant agrees to assume responsibility for compliance by its employees with the parking provisions contained herein.

(d) In the event Landlord elects to limit or control parking by customers or invitees of the Shopping Center, whether by validation or parking tickets or any other method of assessment. Tenant agrees to participate in such validation or assessment program under such reasonable rules and regulations as are from time to time established by Landlord with respect thereto.

Section 13.04 Common Area Costs. (See Addendum #1)

Tenant agrees to pay as provided below, as additional rent, Tenant's proportionate share (as hereinafter defined in Section 13.05 (a)) of all costs and expenses of every kind and nature as may be paid or incurred by Landlord during the Lease Term in operating, lighting, repairing, replacing and maintaining the common areas as Landlord deems necessary. Such costs and expenses shall include, but shall not be limited to: general maintenance and repairs, resurfacing, striping, cleaning and snow removal of the parking and driveway areas, cleaning, snow removal and repair of sidewalks, curbs, maintenance and repair of the Landscaping and irrigation systems, maintenance and repair of the Shopping Center signs and the directional signs, the lighting system in the parking and walkway areas, janitorial services in public areas, sanitary sewer systems, trash disposal or other utility systems, the cost of water service, the cost of electricity for lighting in the public areas, maintenance and repair, if tenant caused, of the air-conditioning systems, roofing, and storm drainage, property taxes and insurance.

Section 13.05 Proportionate Payment.

(a) Tenant's proportionate share of such common area costs shall be that proportion thereof which the gross floor area of the Premises bears to the gross leaseable floor area within the Shopping Center.

(b) Prior to the commencement of each Lease Year, Landlord shall give Tenant a written estimate of Tenant's share of such common area costs for the ensuing Lease Year. Tenant shall pay such estimated amount to Landlord in equal monthly installments, in advance. Within ninety (90) days after the end of each Lease Year, Landlord shall furnish the Tenant a statement showing in reasonable detail the cost and expenses incurred by Landlord for the operation and maintenance of the common areas during such Lease Year, and the parties shall promptly make any payment or allowance necessary to adjust Tenant's estimated payment to Tenant's actual proportionate share of common area costs as shown by such annual statement.

ARTICLE XIV SIGNS, LIGHTING AND ADVERTISING

Section 14.01 Exterior Sign.

Tenant will be permitted to utilize an exterior sign on the Premises, as the location, size and materials to be used for such signs are specifically described in Exhibit "D" attached hereto and incorporated herein by this reference.

Section 14.02 Prohibited Activities

Tenant shall not, without Landlord's prior written consent, do any of the following:

(a) Install or affix any exterior lighting or plumbing fixtures, shades, awnings, or exterior decorations (including exterior painting).

(b) Window lettering/signage to be permitted with consent of Landlord. Lettering and signage to be conforming with the materials and size used by other buildings in the Shopping Center.

(c) Display or sell merchandise on, or otherwise obstruct any area outside the exterior walls of the Premises.

(d) Cause or permit to be used any advertising materials or methods which are objectionable to Landlord or to other Tenant's of the Shopping Center, including, without limiting the generality of the foregoing, loudspeakers, mechanical or moving display devises, unusually bright or flashing lights and similar devices the effect of which may be seen or heard outside the Premises. South wall to be plexiglass for sound proofing to residences. Light music to be allowed outside, so long as it does not disturb other tenants or residential housing occupants.

(e) Solicit business in the parking or other common areas, nor distribute any handbills or other advertising matter in the parking area or in other common areas.

Section 14.03 Maintenance.

Tenant shall at all times maintain its show windows and signs in a neat, clean and orderly condition. If, as to any exterior sign, Tenant shall fail to do so after five (5) days written notice from Landlord, Landlord may repair, clean or maintain such exterior sign and the costs thereof shall be payable by Tenant to Landlord upon demand as additional rent.

Section 14.04 Display and Window Lighting.

Tenant shall keep its display windows well lighted from dusk until such reasonable time as may be fixed from time to time by Landlord for all of the tenants in the Shopping Center, unless prevented by causes beyond Tenant's reasonable control.

Section 14.05 Advertised Name and Address.

(a) Tenant shall operate its business under **Valley Bank**, in the Basic Lease Provisions and under no other name without prior written consent of Landlord.

(b) Tenant shall be permitted to use as its advertised business address the words State Farm Plaza should Tenant desire to do so. Tenant shall not use the words State Farm Plaza for any purpose other than as the address of the business to be conducted by Tenant in the Premises, and Tenant shall not acquire any property right in or to any name which contains said words as a part thereof. Any permitted use by Tenant of the words State Farm Plaza during the term of this Lease shall not permit Tenant to use, and Tenant shall not use such words either after the termination of this Lease or any other location.

(c) Tenant may use in its advertising and promotional activities for its business in the Premises such references to the name of the Shopping Center and such identifying lettering, marks, or symbols referring to the Shopping Center as Landlord shall specify from time to time.

ARTICLE XV SECURITY DEPOSIT

Tenant has deposited with Landlord the sum of (1) months' Fixed Minimum Rent as security for the full and faithful performance of every provision of this Lease to be performed by Tenant. If Tenant defaults with respect to any provisions of this Lease, including but not limited to the provisions of this Lease, including but not limited to the provisions relating to the payment of rent, Landlord may use, apply or retain all or any part of this security deposit for the payment of rent or other sum in default, or for the payment of any other amount which Landlord may spend or become obligated to spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage which Landlord may suffer by reasons of Tenant's default. If any portion of said deposit is so used or applied, Tenant shall within five (5) days after written demand therefor deposit cash with Landlord in an amount sufficient to restore the security deposit to its original amount and Tenant's failure to do so shall be an event of default under this Lease. Landlord shall not be required to keep this security separate from its general funds, and Tenant shall not be entitled to interest of such deposit. If Tenant shall fully and faithfully perform every provision of this Lease to be performed by it, the security deposit or any balance thereof shall be returned to Tenant (or, at Landlord's option, to the last assignee of Tenant's interest hereunder) at the expiration of the Lease Term.

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ARTICLE XVI GENERAL PROVISIONS

(a) Tenant shall at any time and from time to time upon not less than ten (10) days' prior written notice from Landlord execute, acknowledge and deliver to Landlord a statement in writing (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect) and the dates to which Fixed Minimum Rent and other charges are paid in advance, if any, and (ii) acknowledging that there are not, to Tenant's knowledge, any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed. Any such statement may be relied upon by any prospective purchaser or encumbrancer of the Premises or of all or any portion of the real property of which the Premises are a part.

(b) Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant (i) that this Lease is in full force and effect, without modification except as may be represented by Landlord, (ii) that there are no uncured defaults in Landlord's performance and (iii) that not more than one month's Fixed Minimum Rent has been paid in advance.

Section 16.01 Transfer of Landlord's Interest.

In the event of any transfer or transfers of Landlord's interest in the Premises, the transferor shall be automatically relieved of any and all obligations and liabilities on the part of the Landlord accruing from and after the date of such transfer. All of the provisions of this Lease shall bind and incur to the benefit of the parties hereto, and their respective heirs, legal representatives, successors and assigns.

Section 16.02 Floor Area.

"Floor Area" as used in this Lease means, with respect to the Premises and with respect to each store area separately leased, the aggregate of (a) the number of square feet of floor space on all floor levels, including mezzanines, measured from the exterior of any wall abutting the common area or any portion thereof and from the center line of walls which are common walls for floor area in the Shopping Center which may be leased to tenants. No deduction or exclusion from floor area shall be made by reason of columns, stairs, or other interior construction equipment.

Section 16.03 Severability.

Any provisions of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provisions hereof, and such remaining provisions shall remain in full force and effect.

Section 16.04 Interest on Past Due Obligations.

Any amount due from Tenant to Landlord hereunder which is not paid when due shall bear interest at the rate of ten percent (10%) per annum from the date due until paid unless otherwise specifically provided herein, but the payment of such interest shall not excuse or cure any default by Tenant under this Lease.

Section 16.05 Time of Essence.

Time is of the essence with respect to the performance of every provision of this Lease in which time of performance is a factor.

Section 16.06 Headings.

This article and paragraph captions contained in this Lease are for convenience only and shall not be considered in the construction or interpretation of any provision hereof.

Section 16.07 Incorporation of Prior Agreements; Amendments.

This Lease contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Lease, and no agreement or understanding pertaining to any such matter shall be effective for any purpose. No provision of this Lease may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest.

Section 16.08 Notices.

Any notice required or permitted to be given hereunder shall be in writing and may be served personally or by mail; if served by mail it should be addressed as follows:

If to Landlord: 3250 South Hwy. 160, Suite 1
Pahrump, NV 89048

If to Tenant: At Tenant's address shown on the Basic Lease Provision
or to the Premises

Any notice given by mail shall be deemed effectively given when deposited in the United States mail registered or certified, postage prepaid and addressed as specified above. Either party may by written notice to the other specify a different address for notice purposes, except that Landlord may in any event use the Premises as Tenant's address for notice purposes.

Section 16.09 Brokers.

Tenant warrants that it has had no dealing with any real estate broker or agent in connection with the negotiation of this Lease other than the broker or agent specified in the Basic Lease Provisions.

Section 16.10 Waivers.

No waiver by Landlord of any provision of this Lease shall be deemed to be a waiver of any other provision hereof or of any subsequent breach by Tenant of the same or any other provision. Landlord's consent to or approval of any act by Tenant requiring Landlord's consent or approval shall not be deemed to render unnecessary the obtaining of Landlord's consent to or approval of any subsequent act by Tenant, whether or not similar to the act so consented to or approved.

Section 16.11 Recording.

Tenant shall not record this Lease without prior written consent of Landlord. Both Landlord and Tenant shall concurrently with the execution of this Lease execute and acknowledge a "short form" memorandum of this Lease for recording purposes.

Section 16.12 Liens.

Tenant shall do all things reasonably necessary to prevent the filing of any mechanic's or other liens against the Shopping Center or any part thereof by reason of work, labor, services or materials supplied or claimed to have been supplied or claimed to Tenant, or anyone holding the Premises, or any part thereof, through or under Tenant. If any such lien shall at any time be filed against the Shopping Center, Tenant shall either cause the same to be discharged of record within twenty (20) days after the date of filing of the same or, if Tenant in Tenant's discretion and in good faith determines that such lien should be contested, shall furnish such security as may be necessary or required to (i) prevent any foreclosure proceedings against the Shopping Center during the pendency of such contract, and (ii) cause Title Insurance and Title Company or other mutually satisfactory title company to remove such lien as a matter affecting title to the Shopping Center. If Tenant shall fail to discharge such lien within such period or fail to furnish such security, then, in addition to any other right or remedy of Landlord resulting from Tenant's said default, Landlord may, but shall not be obligated to, discharge the same either by paying the amount claimed to be due or by procuring the discharge of such lien by giving security or in such other manner as is, or may be, prescribed by law. Tenant shall repay to Landlord, as additional rental, on demand, all sums disbursed or deposited by Landlord pursuant to the foregoing provision of this Section 16.12 including Landlord's costs, expenses and reasonable attorney's fees incurred by Landlord in connection therewith, with interest thereon at the rate provided for payment in default. Nothing contained herein shall imply any consent or agreement on the part of Landlord to subject Landlord's estate to liability under any mechanics' or other lien law. Tenant shall give Landlord adequate opportunity and Landlord shall have the right to post such notices of non responsibility as are provided for in the mechanics; lien laws of Nevada.

Section 16.13 Subordination and Attornment.

This Lease shall, at Landlord's option, be subordinate to any mortgage or deed of trust that may exist or hereafter be placed upon Shopping Center or any part thereof and to any and all advances to be made thereunder and to the interest thereon and to all renewals, replacements and extensions thereof. Tenant shall upon written demand by Landlord execute such instruments as may be required at any time and from time to time to subordinate the rights and interests to Tenant under this Lease to the lien of any such mortgage or deed of trust, or if requested by Landlord, to subordinate any such mortgage or deed of trust to this Lease. Provided, however, that Tenant shall, in the event any proceedings are brought for the foreclosure of any such mortgage or deed of trust, attorn to the purchaser upon foreclosure sale or sale under power of sale, and shall recognize such purchaser as Landlord under this Lease, and, so long as Tenant is not in default hereunder no such foreclosure shall terminate this Lease or otherwise affect Tenant's rights hereunder.

Section 16.14 Fixtures and Personal Property.

Any trade fixtures, signs and other personal property of the Tenant not permanently affixed to the Premises shall remain the property of the Tenant and the Landlord agrees that the Tenant shall have the right, provided the Tenant be not in default under the terms of this Lease, at any time, and from time to time, to remove any and all of its trade fixtures, signs and other personal property which may have been stored or installed in the Premises, including but not limiting the same to counters, shelving, showcases, mirrors and other movable personal property.

Nothing in this Section shall be deemed or construed to permit or allow the Tenant to remove so much of such personal property, without the immediate replacement thereof with similar personal property of comparable or better quality, as to render the premises unsuitable for conduction of Tenant's type of business. The Tenant at its expense shall immediately repair any damage occasioned to the Premises by reason of the removal of any such trade fixtures, signs, and other personal property, and upon the last day of the term or a date of earlier termination of this Lease, shall leave the Premises in a neat and clean condition, free of debris. All trade fixtures, signs and other personal property installed in or attached to the Premises by the Tenant must be new or like new when so installed or attached.

All improvements to the Premises by the Tenant, including but not limited to, light fixtures, floor coverings and partitions, but excluding trade fixtures and signs, shall become the property of Landlord upon expiration or earlier termination of this Lease.

Section 16.15 Quiet Possession.

The Landlord agrees that the Tenant upon paying the rent and performing the covenants and conditions of this Lease, may quietly have, hold and enjoy the Premises during the term hereof or any extension thereof.

Section 16.16 Certificates.

Tenant agrees upon request to execute, acknowledge, and deliver promptly to Landlord, without the payment of any consideration therefor, any instrument or certificate contemplated by this Section which has been requested by Landlord or by any prospective purchaser of the Shopping Center, or any part thereof, or by any lender or prospective lender.

Section 16.17 Holding Over.

Any holding over after the expiration of the term hereof, with the consent of Landlord, shall be construed to be tenancy from month to month, terminable upon thirty (30) days' written notice by either party to the other, and shall otherwise be subject to all of the terms and conditions of this Lease.

Section 16.18 Payments.

No payment by Tenant or receipt by Landlord of a lesser amount than the rent herein stipulated shall be deemed to be other than on account of the earliest stipulated rent, nor shall any endorsement or statement on any check, any letter accompanying any check or payment as rent be deemed on accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy in this Lease provided.

Section 16.19 No Partnership.

It is agreed that nothing contained in this Lease shall be deemed or construed as creating a partnership, joint venture, or of any association between Landlord and Tenant, or cause Landlord to be responsible in any way for the debts or obligation of Tenant, and neither the method of computing rent nor any other provision contained in this Lease nor any acts of the parties hereto shall be deemed to create any relationship between Landlord and Tenant other than the relationship of Landlord and Tenant.

ARTICLE XVII

Section I7.01 Tenant Improvements

The landlord is responsible for the following improvements:

1. Electrical, heating and air conditioning.
2. T-Bar ceiling at the nine foot level.
3. $10/yard commercial carpet allowance.
4. Rubber base.
5. 2,000 SF of ceramic tile.
6. Light fixtures.
7. Electrical, telephone and data outlets per plan.
8. Two handicapped restrooms.
9. Orange peel texturing with one color.
10. Interior doors for each office.

Any upgrades or expensive materials (granite, marble, etc) shall be the tenant's expense, including vault, ATM's.

Witness Whereof, the parties hereto have executed this Lease as of the day and year first written above.

By: ______________________
Landlord

By: ______________________
Tenant

Attachment A + B



One Parking Stall for every 135 SF

EXHIBIT D.


Valley Bank
PLAZA
12:39
STATE FARM INSURANCE
STATE FARM
JOE SLADEK II
751-1515
12'x8' sign
lexan face
typ. of (3)
3250
Overall Sign Ht. 44' 6"
30' 7"
44' 6"

DESIGN B

Designer: HIGH IMPACT SIGN & DESIGN Customer: JOE SLADEK Date: 01/04/01 08:23:5
Comments: REVISED FOR VALLEY BANK CHANNEL LETTERS 26"
VALLEY BANK / 12" PLAZA

Addendum 1
Common Area Maintenance

2000 Estimate

Income:

Bldg 1:
3483 SF x .15 = $522.45
Bldg 2:
5187 SF x .15 = $778.05
Bldg 3:
5,415 SF x .15 = $812.25
Bldg 4:
5415 SF x .15 =$812.25

Total Monthly Income	$2,925	
Total Annual Income		**$35,100**

Expense:

Parking Lot Resurfacing	
$60,000 ten years from now	$6,000
Parking Lot re-seal/re-stripe	
$6,000 every 4 years	$1,500
Parking Lot Cleaning/Common Area Cleaning	
$300/QTR	$1,200
Landscape Maintenance	
Mowing, Trimming and replacement	$1,800
Electric	
Exterior lights and sign	$1,200
Trash Removal	$900
Property Taxes	$14,100
Insurance	$4,000
Holiday Decorating	$1,200
Water	$1,800
HVAC Bi-annual Maintenance	
Spring and fall check-up	$1,400
Total Annual Expense	**$35,100**



Exhibit 10.1

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
300 South 4th St., Ste. 600, Las Vegas, NV 89101-6017
O 702.759.4100 F 702.759.4063
www.mcgladrey.com

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Amendment No. 1 to the Registration Statement of Valley Bancorp on Form 1-A (No. 024-10034) of our report, dated February 6, 2002, appearing in the Offering Circular, which is part of this Registration Statement.

We also consent to the reference to our Firm under the caption "Experts" in such Offering Circular.

McGladrey & Pullen, LLP

Las Vegas, Nevada
January 16, 2003